Exhibit 99.1

CREDIT AGREEMENT

DATED AS OF JULY 1, 2021

AMONG

ABSOLUTE SOFTWARE CORPORATION

AS BORROWER,

THE LENDERS PARTY HERETO,

AND

BSP AGENCY, LLC,

AS ADMINISTRATIVE AGENT AND COLLATERAL AGENT

BENEFIT STREET PARTNERS L.L.C.,

AS SOLE ARRANGER AND SOLE BOOKRUNNER

i

SCHEDULES

1	Guarantors
2.01	Commitments and Pro Rata Shares

EXHIBITS

A	Committed Loan Notice
B-1	Term Note
B-2	[Reserved]
C	Compliance Certificate
D-1	Assignment and Assumption
D-2	Administrative Questionnaire
E	Guaranty
F-1	U.S. Security Agreement
F-2	Canadian Security Agreement
G	Solvency Certificate
H	Intercompany Subordination Agreement
I-1	U.S. Tax Compliance Certificate
I-2	U.S. Tax Compliance Certificate
I-3	U.S. Tax Compliance Certificate
I-4	U.S. Tax Compliance Certificate
J	Optional Prepayment of Loans

v

This CREDIT AGREEMENT is entered into as of July 1, 2021, among ABSOLUTE SOFTWARE CORPORATION, a British Columbia, Canada corporation (the “Borrower”), the lenders party hereto (collectively, the “Lenders” and individually, a “Lender”) and BSP AGENCY, LLC (in its individual capacity, “BSP”), as Administrative Agent and Collateral Agent.

PRELIMINARY STATEMENTS

The Borrower has entered into that certain Agreement and Plan of Merger, dated as of May 11, 2021, by and among, inter alios, the Borrower, Nina US MergerSub, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of the Borrower (“Merger Sub”), Mobile Sonic, Inc., a Delaware corporation (the “Company”) and Mobile Sonic Aggregator, L.P., as the Securityholder Representative (together with all exhibits, schedules and other disclosure letters thereto, the “Acquisition Agreement”), pursuant to which the Borrower will acquire all of the issued and outstanding Equity Interests of the Company by way of having Merger Sub merge with and into the Company (the “Merger”), with the Company surviving such Merger and as a result thereof becoming a Wholly Owned Subsidiary of the Borrower (such transactions, collectively, the “Acquisition”).

The Company and certain of its subsidiaries are party to that certain Credit Agreement, dated as of August 14, 2020 (as amended, restated, amended and restated, renewed, extended, supplemented or otherwise modified from time to time prior to the date hereof, the “Existing Credit Agreement”), by and among MUFG Union Bank, N.A. and the other parties named therein.

The Borrower has requested that the Lenders make term loans to the Borrower in an aggregate principal amount of $275,000,000, the proceeds of which shall be used on the date hereof (a) to finance the Refinancing, (b) to finance the Acquisition and (c) to pay fees and expenses in connection with the Transactions, on the terms and subject to the conditions set forth in this Agreement.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I.

Definitions and Accounting Terms

Section 1.01 Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“Accepting Lender” has the meaning specified in Section 10.01.

“Accounting Changes” has the meaning specified in Section 7.07.

“Acquisition” has the meaning specified in the introductory paragraphs to this Agreement.

“Acquisition Agreement” has the meaning specified in the introductory paragraphs to this Agreement.

“Adjusted Eurodollar Rate” means, with respect to any Eurodollar Rate Borrowing for any Interest Period, an interest rate per annum equal to the Eurodollar Rate for such Interest Period, multiplied by the Statutory Reserve Rate; provided that the Adjusted Eurodollar Rate shall not be less than 0.75% per annum.

“Administrative Agent” means BSP, acting through such of its Affiliates or branches as it may designate, in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent permitted by the terms hereof.

“Administrative Agent’s Office” means the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02 to the Disclosure Letter or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in substantially the form of Exhibit D-2 or any other form approved by the Administrative Agent.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Affiliate Transaction” has the meaning specified in Section 3.01(a).

“Agent-Related Distress Event” means, with respect to the Administrative Agent, the Collateral Agent or any Person that directly or indirectly controls the Administrative Agent (each, a “Distressed Agent-Related Person”), a voluntary or involuntary case with respect to such Distressed Agent-Related Person under any Debtor Relief Law is commenced, or a custodian, conservator, receiver or similar official is appointed for such Distressed Agent-Related Person or any substantial part of such Distressed Agent-Related Person’s assets, or such Distressed Agent-Related Person makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Agent-Related Person to be, insolvent or bankrupt; provided that an Agent-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any Equity Interests in the Administrative Agent or any Person that directly or indirectly controls the Administrative Agent by a Governmental Authority or an instrumentality thereof.

“Agent-Related Persons” means each Agent, together with its Related Parties.

“Agents” means, collectively, the Administrative Agent, the Collateral Agent, the Arrangers and the Supplemental Agents (if any).

“Aggregate Commitments” means the Commitments of all the Lenders (or, to the extent the context requires, the Commitments of all the Lenders under a particular Facility or Tranche).

“Agreement” means this credit agreement.

“All-in Yield” means, with respect to any Indebtedness, the yield of such Indebtedness, whether in the form of interest rate, margin, OID, upfront fees, index floors or otherwise, in each case payable by the Borrower generally to lenders, provided that OID and upfront fees shall be equated to interest rate assuming a four-year life to maturity, and shall not include arrangement fees, structuring fees, ticking fees, unused line fees, commitment or underwriting fees solely to the extent not paid to all applicable lenders, and any amendment and similar fees.

“Anti-Corruption Laws” has the meaning specified in Section 5.20.

“Applicable Rate” means, initially, with respect to the Initial Term Loans, a rate per annum equal to (a) for Eurodollar Rate Loans, 6.00% and (b) for Base Rate Loans, 5.00%. Following the delivery of the financial statements and a Compliance Certificate for the first full fiscal quarter of the Borrower completed after the Closing Date pursuant to Sections 6.01(b) and Section 6.02(a), respectively, the Applicable Rate shall be subject to the pricing grid set forth below (with any reduction to the Applicable Rate subject to there being no Event of Default at the time such reduction would be effective):

Total Net Leverage Ratio	Applicable Rate for Base Rate Loans	Applicable Rate for Eurodollar Rate Loans
Greater than or equal to [Redacted]:1.00	5.00%	6.00%
Less than [Redacted]:1.00 but greater than or equal to [Redacted]:1.00	4.75%	5.75%
Less than [Redacted]:1.00	4.50%	5.50%

The Applicable Rate shall be adjusted from time to time on the first Business Day of the calendar month after delivery to the Administrative Agent of the financial statements for each fiscal quarter required to be delivered pursuant to Section 6.01(b) hereof accompanied by a written calculation of the Total Net Leverage Ratio pursuant to a properly completed Compliance Certificate delivered to Administrative Agent with such financial statements pursuant to Section 6.02(a). If such calculation indicates that the Applicable Rate shall increase or decrease, then on the first Business Day of the month following the month in which such financial statements and Compliance Certificate are delivered to Administrative Agent, the Applicable Rate shall be adjusted in accordance therewith; provided, however, that if the Borrower shall fail to deliver any such financial statements or Compliance Certificate for any such fiscal quarter by the date required pursuant to this Agreement, then, effective as of the date on which such financial statements and Compliance Certificate were to have been delivered, and continuing through the date on which such financial statements and Compliance Certificate are finally delivered (if ever), the Applicable Rate shall be conclusively presumed to equal the highest interest rate applicable to each of the foregoing as specified in the pricing table set forth above.

Notwithstanding anything to the contrary set forth in this Agreement (including the then effective Total Net Leverage Ratio), if the Total Net Leverage Ratio used to determine the Applicable Rate for any period is incorrect as a result of any error, misstatement or misrepresentation contained in any financial statement or Compliance Certificate delivered pursuant to Section 6.01(b) or Section 6.02(a), as applicable, and as a result thereof, the Applicable Rate paid to the Lenders at any time pursuant to this Agreement was (i) lower than the Applicable Rate that would have been payable to the Lenders had the Applicable Rate been calculated on the basis of the correct Total Net Leverage Ratio, then the Applicable Rate in respect of such period will be adjusted upwards automatically and retroactively, and the Borrowers shall pay to each Lender within five (5) Business Days of discovery or notice thereof such additional amounts as are necessary so that after receipt of such amounts such Lender receives an amount equal to the amount it would have received had the Applicable Rate been calculated during such period on the basis of the correct Total Net Leverage Ratio or (ii) higher than the Applicable Rate that would have been payable to the Lenders had the Applicable Rate been calculated on the basis of the correct Total Net Leverage Ratio, then the Applicable Rate in respect of such period shall be deemed to remain unchanged, and Administrative Agent and Lenders shall have no obligation to repay any interest or fees to the Borrowers.

“Appropriate Lender” means, at any time, (a) with respect to the Term Facility, a Lender that has a Commitment with respect to the Term Facility or holds a Term Loan at such time and (b) with respect to any New Term Facility, a Lender that holds a New Term Loan at such time.

“Approved Fund” means any Fund that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

“Arranger” means Benefit Street Partners L.L.C., in its capacity as exclusive arranger and bookrunner.

“Asset Sale” means any Disposition by the Borrower or any Subsidiary; provided that notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(a) a sale, exchange or other disposition of cash, Cash Equivalents or Investment Grade Securities, or of obsolete, damaged, unnecessary, unsuitable or worn out equipment in the ordinary course of business, or dispositions of property no longer used or useful in the conduct of the business of the Borrower and the Subsidiaries (including allowing any such registrations or any such applications for registration of any such intellectual property or other such intellectual property rights to lapse or become abandoned);

(b) any Permitted Investment or any Restricted Payment that is permitted to be made, and is made, pursuant to Section 7.05, in each case, other than as would be permitted solely by reference to this clause (b);

(c) any transfer or Disposition of property or assets by Borrower or a Subsidiary to another Subsidiary or transfer or Disposition of property or assets or issuance or sale of Equity Interests by a Subsidiary to another Subsidiary; provided that (i) in the case of any issuance, transfer or Disposition of property or assets from or by a Loan Party to a Non-Loan Party, either (x) the Loan Party shall have received consideration at the time of such issuance, transfer or Disposition at least equal to the Fair Market Value (as determined at the time of contractually agreeing to such transfer or Disposition) of the property or assets subject to such transfer or Disposition, (y) such issuance, transfer or Disposition shall have been effected pursuant to customary transfer pricing arrangements in the ordinary course of business and consistent with past practices or (z) such issuance, transfer or Disposition shall constitute a Permitted Investment or Restricted Payment that is permitted to be made, and is made, pursuant to Section 7.05, in each case, other than as would be permitted solely by reference to this clause (c) and (ii) in the case of any issuance or sale of Equity Interests by a non-Loan Party to a Loan Party, any contribution by such Loan Party in exchange therefor shall constitute a Permitted Investment or Restricted Payment that is permitted to be made, and is made, pursuant to Section 7.05;

(d) the creation of any Permitted Lien, in each case, other than as would be permitted solely by reference to this clause (d);

(e) the sale of inventory and the provision of subscription software services in the ordinary course of business or the conversion of accounts receivable to notes receivable or dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business consistent with past practices;

(f) the lease, license, sublicense or sublease of any real or personal property in the ordinary course of business;

(g) any exchange of assets for Related Business Assets (including a combination of Related Business Assets and a de minimis amount of cash or Cash Equivalents) of comparable or greater Fair Market Value than the assets exchanged;

(h) Non-Exclusive IP Licenses;

(i) the surrender or waiver of obligations of trade creditors or customers contract rights that were incurred in the ordinary course of business of the Borrower or any Subsidiary of the Borrower, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or compromise, in each case, in connection with the settlement, release or surrender of a contract, tort or other litigation claim, arbitration or other disputes;

(j) Dispositions arising from foreclosures, condemnations, eminent domain, seizure, nationalization or any similar action with respect to assets and Dispositions of property subject to casualty events; provided that the Net Cash Proceeds thereof shall be subject to Section 7.04(b) with respect to any Casualty Event;

(k) Dispositions of Investments (including Equity Interests) in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements or rights of first refusal between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(l) the issuance of directors’ qualifying shares and shares issued to foreign nationals of Subsidiaries of the Borrower to the extent required by applicable law;

(m) Dispositions of property (other than Material Real Property) to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property that is promptly purchased or (ii) the proceeds of such Disposition are promptly applied to the purchase price of such replacement property (which replacement property is actually promptly purchased); and

(n) Dispositions of property or assets for Fair Market Value in an aggregate amount not to exceed $2,000,000 in any fiscal year of Borrower.

For the avoidance of doubt, the unwinding of Swap Contracts shall not be deemed to constitute an Asset Sale.

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit D-1, or otherwise in form and substance reasonably acceptable to the Administrative Agent.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark or Interest Period with reference to such Benchmark, as applicable, that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.04.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Base Rate” means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate (which in no event shall be less than zero) on such day plus 1/2 of 1.00%, (b) the Prime Lending Rate on such day, (c) the Adjusted Eurodollar Rate published on such day (or if such day is not a Business Day the next previous Business Day) for an Interest Period of one (1) month plus 1.00%; provided that for the purposes of clause (c), the Adjusted Eurodollar Rate for any day shall be based on the rate determined on such day at approximately 11:00 a.m. (London time) by reference to the Screen Rate, as if the relevant Borrowing of Base Rate Loans were a Eurodollar Rate Borrowing and (d) 1.75%. If the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Rate for any reason, the Base Rate shall be determined without regard to clause (a) above until the circumstances giving rise to such inability no longer exist.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Benchmark” means, initially, Eurodollar Rate; provided that if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to Eurodollar Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.04(a).

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a) the sum of: (i) Term SOFR and (ii) the related Benchmark Replacement Adjustment;

(b) the sum of: (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment;

(c) the sum of: (i) the alternate benchmark rate that has been selected by Agent as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (x) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (y) any then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated or bilateral credit facilities at such time and (ii) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (a), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion. If the Benchmark Replacement as determined pursuant to clause (a), (b) or (c) above would be less than 0.75% per annum, the Benchmark Replacement will be deemed to be 0.75% per annum for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then- current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(a) for purposes of clauses (a) and (b) of the definition of “Benchmark Replacement”, the first alternative set forth in the order below that can be determined by the Administrative Agent:

(i) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor; or

(ii) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(b) for purposes of clause (c) of the definition of “Benchmark Replacement”, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated or bilateral credit facilities, in the Administrative Agent’s sole discretion;

provided that, in the case of clause (a) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its sole discretion.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate”, the definition of “Business Day”, the definition of “Interest Period”, the timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein; or

(c) in the case of an Early Opt-in Election, the date that is six (6) Business Day after the date notice of such Early Opt-in Election is provided to the Borrower.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), FRB, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (a) or (b) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.04 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.04.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. §1010.230, as amended.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA or (b) a “plan” as defined in and subject to Section 4975 of the Code.

“Board of Directors” means as to any Person, the board of directors, board of managers, sole member or managing member or other governing body of such Person, or if such Person is owned or managed by a single entity or a general partner, the board of directors, board of managers, sole member or managing member or other governing body of such entity or general partner, or in each case, any duly authorized committee thereof, and the term “directors” means members of the Board of Directors.

“Borrower” has the meaning specified in the introductory paragraph to this Agreement and includes, for the avoidance of doubt, any successor by merger, amalgamation, dissolution, liquidation or consolidation of any Borrower to the extent permitted by Section 7.03.

“Borrower Parties” means the collective reference to the Borrower and the Subsidiaries, and “Borrower Party” means any one of them.

“Borrowing” means a Term Borrowing, as the context may require.

“BSP” has the meaning specified in the introductory paragraph to this Agreement.

“Business Day” means:

(1) any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of the State of New York or the Laws of the Province of British Columbia, or are in fact closed in, New York City or Vancouver, British Columbia; and

(2) if such day relates to any interest rate settings as to a Eurodollar Rate Loan, means any such day described in clause (1) above that is also a London Banking Day.

“Canadian Defined Benefit Plan” means a Canadian Pension Plan that contains or has ever contained a “defined benefit provision” as such term is defined in Section 147.1(1) of the Income Tax Act (Canada).

“Canadian Dollars” means the lawful money of Canada.

“Canadian Loan Parties” means, collectively, the Borrower and all Guarantors that are incorporated or organized under the laws of Canada or any province or territory thereof.

“Canadian Pension Event” means the occurrence of any of the following: (a) the Board of Directors of a Loan Party or any of its Subsidiaries passes a resolution to terminate or wind up in whole or in part any Canadian Defined Benefit Plan or otherwise initiates any action or filing to voluntarily terminate or wind up in whole or in of part any Canadian Defined Benefit Plan; (b) the institution of proceedings by any Governmental Authority to terminate in whole or in part any Canadian Defined Benefit Plan, including any notice by any Governmental Authority that it intends to order a wind up in whole or in part of any Canadian Defined Benefit Pension Plan; (c) failure by a Loan Party or any of its Subsidiaries to remit any material required contributions to the fund of a Canadian Pension Plan; (d) any statutory deemed trust or Lien arises in connection with a Canadian Pension Plan (excluding any inchoate Liens for amounts required to be remitted but not yet due in respect of any Canadian Pension Plan) including in respect of the payments to the Pension Benefits Guarantee Fund of Ontario or other similar funds; (e) the wind up or termination (in whole or in part) of a Canadian Defined Benefit Plan; or (f) the appointment by any Governmental Authority of a replacement administrator to wind up or terminate (in whole or in part) any Canadian Defined Benefit Plan.

“Canadian Pension Plan” means a pension plan or plan that is subject to applicable pension benefits legislation in any jurisdiction of Canada and that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of a Loan Party or any of its Subsidiaries.

“Canadian Securities Laws” shall mean the Securities Act (British Columbia) and the corresponding legislation in each of the provinces and territories of Canada, together with all regulations, instruments, rules and policies thereunder.

“Capital Stock” means:

(1) in the case of a corporation or company, corporate stock or share capital;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, including, for the avoidance doubt, any preferred shares or preference stock that includes a payment-in-kind interest arrangement (it being understood and agreed, for the avoidance of doubt, that “cash-settled phantom appreciation programs” in connection with employee benefits that do not require a dividend or distribution shall not constitute Capital Stock).

“Capitalized Lease Obligation” means at the time any determination thereof is to be made, the amount of the liability in respect of a lease that would be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with IFRS.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent and the Lenders, as collateral for obligations of Lenders to fund participations in respect thereof, cash, Cash Equivalents (if reasonably acceptable to the Administrative Agent) or deposit account balances or, if the Administrative Agent benefiting from such collateral shall agree in its sole discretion, other credit support pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Equivalents” means:

(1) Dollars and Canadian Dollars;

(2) securities issued or directly guaranteed or insured by the government of the United States, Canada or any agency or instrumentality thereof in each case with maturities not exceeding two (2) years from the date of acquisition;

(3) money market deposits, certificates of deposit, time deposits and eurodollar time deposits with maturities of two (2) years or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding two (2) years, and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250,000,000 in the case of domestic banks or $100,000,000 (or the dollar equivalent thereof) in the case of foreign banks;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above and clause (6) below entered into with any financial institution or securities dealers of recognized national standing meeting the qualifications specified in clause (3) above;

(5) commercial paper or variable or fixed rate notes issued by a corporation or other Person (other than an Affiliate of the Borrower) rated at least “A-2” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within two (2) years after the date of acquisition;

(6) readily marketable direct obligations issued by any state, province, commonwealth or territory of the United States of America or Canada or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two (2) years from the date of acquisition;

(7) Indebtedness issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two (2) (years from the date of acquisition, and marketable short-term money market and similar securities having a rating of at least “A-2” or “P-2” from either S&P or Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency);

(8) investment funds investing at least 95.0% of their assets in investments of the types described in clauses (1) through (7) above and (9) and (10) below;

(9) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency); and

(10) in the case of investments by any Foreign Subsidiary or investments made in a country outside the United States of America or Canada, other investments of comparable tenor and credit quality to those described in the foregoing clauses (1) through (9) customarily utilized in the countries where such Foreign Subsidiary is located or in which such investment is made.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clause (1) above; provided that such amounts are converted into any currency listed in clause (1) as promptly as practicable and in any event within ten (10) Business Days following the receipt of such amounts.

“Cash Management Agreement” means any agreement or arrangement to provide Cash Management Services to the Borrower or any Subsidiary.

“Cash Management Bank” means any Person that (a) at the time it enters into a Cash Management Agreement, is a Lender or an Agent or an Affiliate of a Lender or an Agent, (b) in the case of any Cash Management Agreement in effect on or prior to the Closing Date, is, as of the Closing Date or within 30 days thereafter, a Lender or an Agent or an Affiliate of a Lender or an Agent and a party to a Cash Management Agreement or (c) within 30 days after the time it enters into the applicable Cash Management Agreement, becomes a Lender or an Affiliate of a Lender or an Agent.

“Cash Management Services” means any of the following: automated clearing house transactions, treasury and/or cash management or netting services, including, without limitation, treasury, depository, overdraft, credit, purchasing or debit card, non-card e-payable services, electronic funds transfer, treasury management services (including controlled disbursement services, overdraft automatic clearing house fund transfer services, return items and interstate depository network services), other demand deposit or operating account relationships, foreign exchange facilities, credit card processing services and merchant services.

“Casualty Event” means any event that gives rise to the receipt by the Borrower or any Subsidiary of any casualty insurance proceeds (excluding, for the avoidance of doubt, the proceeds of any litigation or intellectual property protection insurance) or condemnation awards or that gives rise to a taking by a Governmental Authority in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace, restore or repair, or compensate for the loss of, such equipment, fixed assets or real property.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

“CERCLIS” means the Comprehensive Environmental Response, Compensation, and Liability Information System maintained by the U.S. Environmental Protection Agency.

A “Change of Control” will be deemed to occur if any person or persons acting “jointly” or “jointly, or in concert” (within the meaning of the applicable Canadian Securities Laws), acquires beneficial ownership (within the meaning of the applicable Canadian Securities Laws) of Voting Stock of the Borrower representing more than [Redacted]% of the aggregate ordinary voting power for the election of directors of the Borrower.

“Closing Date” means July 1, 2021.

“Closing Date Total Net Leverage Ratio” means [Redacted] to 1.00.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means all of the “Collateral” (or similar term) referred to in the Collateral Documents and all of the other property and assets that are or are required under the terms of the Collateral Documents to be subject to Liens in favor of the Collateral Agent for the benefit of the Secured Parties.

“Collateral Agent” means BSP, acting through such of its Affiliates or branches as it may designate, in its capacity as collateral agent under any of the Loan Documents, or any successor collateral agent permitted by the terms hereof.

“Collateral Documents” means, collectively, the Security Agreements, the Intellectual Property Security Agreements, the Mortgages (if any), each of the mortgages, control agreements, collateral assignments, Security Agreement Supplements, Intellectual Property Security Agreement Supplements, security agreements, pledge agreements or other similar agreements delivered to the Collateral Agent pursuant to Section 6.12, Section 6.14, Section 6.15 or Section 6.16, and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Collateral Agent for the benefit of the Secured Parties.

“Commitment” means a Term Commitment.

“Commitment Fee” means a rate per annum equal to [Redacted]%.

“Committed Loan Notice” means a notice of (a) a Term Borrowing, (b) [reserved], (c) a conversion of Loans from one Type to the other or (d) a continuation of Eurodollar Rate Loans, pursuant to Section 2.02(a), which shall be substantially in the form of Exhibit A.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et. seq.), as amended from time to time, and any successor statute.

“Company” has the meaning specified in the introductory paragraphs to this Agreement.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C or such other form as may be agreed between the Borrower and the Administrative Agent.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by capital or income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Current Assets” means, with respect to any Person on a consolidated basis, all assets of such Person and its Subsidiaries on a consolidated basis that, in accordance with IFRS, would be classified as current assets on the balance sheet of a company conducting a business the same as or similar to that of such Person and its Subsidiaries on a consolidated basis, after deducting appropriate and adequate reserves therefrom in each case in which a reserve is proper in accordance with IFRS, but excluding (a) cash, (b) Cash Equivalents, (c) Swap Contracts to the extent that the mark-to-market Swap Termination Value would be reflected as an asset on the consolidated balance sheet of such Person, (d) deferred financing fees and (e) amounts related to current or deferred taxes (but excluding assets held for sale, loans to third parties, pension assets, deferred bank fees and derivative financial instruments).

“Consolidated Current Liabilities” means, with respect to any Person on a consolidated basis, all liabilities in accordance with IFRS that would be classified as current liabilities on the consolidated balance sheet of such Person, but excluding (a) the current portion of Indebtedness (including the Swap Termination Value of any Swap Contracts) to the extent reflected as a liability on the consolidated balance sheet of such Person, (b) the current portion of interest, (c) accruals for current or deferred taxes based on income or profits, (d) accruals of any costs or expenses related to restructuring reserves or severance, (e) deferred revenue, (f) escrow account balances, (g) the current portion of pension liabilities, (h) liabilities in respect of unpaid Earn-out Obligations, (i) amounts related to derivative financial instruments and assets held for sale and (j) any letter of credit obligations, swing line loans or revolving loans under any other revolving credit facility.

“Consolidated EBITDA” means, with respect to the Borrower Parties for any period:

(a) the Consolidated Net Income of the Borrower Parties for such period; plus

(b) without duplication, the sum of the following amounts for such period to the extent (other than with respect to clauses (v), (xii)(B), (xiii)(B)) deducted in the calculation of Consolidated Net Income for such period:

(i) any provision for taxes based on income, profits or capital, including federal, state, franchise, excise, property and similar taxes and foreign withholding taxes paid or accrued, and state taxes in lieu of business fees (including business license fees) and payroll taxes;

(ii) Consolidated Net Interest Expense;

(iii) expenses related to any stock-based compensation, share-based compensation or equity compensation; provided that, the aggregate amount of any such cash expenses added back pursuant to this clause shall not exceed $2,000,000 for any fiscal year (and any portion of such $2,000,000 amount which is not utilized in any fiscal year may be carried forward to any future year, without double counting);

(iv) any depreciation and amortization expense (including amortization in respect of any right-of-use asset arrangements);

(v) to the extent not otherwise included in Consolidated Net Income, Canadian scientific research and experimental development (SR&ED) tax credits received in cash during such period;

(vi) any transaction costs or fees and expenses in connection with (A) the Transactions, (B) any acquisition, investment or disposition, in each case not prohibited by this Agreement (including non-recurring audit and purchase accounting expenses related thereto), (C) the issuance, resale or secondary offering of securities or any refinancing transaction or (D) any amendment, restatement or modification of this Agreement and the other Loan Documents, in each case, whether or not consummated;

(vii) fees and expense incurred for the bona fide purpose of hedging the interest rate, commodity or foreign currency risks and bank fees associated with the Borrower’s or any of its Subsidiaries’ operations and not for speculative purpose;

(viii) (A) the effects of purchase accounting, fair value accounting, recapitalization accounting adjustments (including the effects of such adjustments pushed down to the Borrower Parties) or similar adjustments in connection with the Transactions or any acquisition or investment not prohibited under this Agreement, and (B) any non-cash mark to market adjustments in respect of Earn-out Obligations incurred in connection with any acquisition or other Investment permitted by this Agreement;

(ix) any non-cash expenditure, charge or loss for such period (other than any non-cash expenditure, charge or loss relating to write-offs, write-downs or reserves with respect to accounts and Inventory);

(x) cash losses or cash expenses (net of cash income or cash gains) from foreign currency transaction losses resulting from receivables, payables and other balances denominated in a currency other than dollars;

(xi) extraordinary, one time, or unusual non-recurring reasonable and documented charges and expenses (excluding, for the avoidance of doubt, loss of revenue); provided, that the aggregate amount of all such charges and expenses added back pursuant to this clause for any period, shall not exceed 15% of Consolidated EBITDA of the Borrower Parties for any Test Period (in each case, determined before giving effect to such add-backs and all other adjustments to Consolidated EBITDA of the Borrower Parties for such Test Period permitted under this Agreement);

(xii) expenses covered by indemnification, reimbursement, guaranty or provisions in any agreement with a third party and that are (A) actually reimbursed in cash during such period or (B) expected in good faith to be received in cash by Borrower or a Subsidiary within 180 days (with a deduction in the applicable future period for any amount so added back to the extent not received within such 180-day period); and

(xiii) proceeds of business interruption insurance that are (A) actually received in cash during such period or (B) expected in good faith to be received in cash by Borrower or a Subsidiary within 180 days (with a deduction in the applicable future period for any amount so added back to the extent not received within such 180-day period); minus

(c) without duplication, the sum of the following amounts for such period to the extent included in the calculation of such Consolidated Net Income for such period:

(i) any credit for taxes based on income, profits or capital, including federal, state, franchise, excise, property and similar taxes and foreign withholding taxes and state taxes in lieu of business fees (including business license fees) and payroll tax credits, income tax credits (other than the Canadian scientific research and experimental development (SR&ED) tax credits to the extent received in cash);

(ii) any gain or income from extraordinary, one time, or unusual non-recurring items; and

(iii) any non-cash gain, excluding any non-cash gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated EBITDA for any prior period.

Notwithstanding the foregoing, the Consolidated EBITDA of the Borrower Parties for the fiscal quarters ended June 30, 2020, September 30, 2020, December 31, 2020 and March 31, 2021 shall be deemed to be $12,835,000, $12,411,000, $12,368,000 and $12,453,000 respectively; provided that the foregoing amounts may be adjusted, without duplication of any amounts included therein, pursuant to calculations made on a Pro Forma Basis, as set forth in this Agreement with respect to Specified Transactions occurring following the Closing Date.

“Consolidated Net Income” means, with respect to any Person on a consolidated basis for any period, the aggregate of the net income (or loss) of such Person and its Subsidiaries for such period, calculated on a consolidated basis in accordance with IFRS; provided that (without duplication):

(a) all net after-tax income, gain, loss, expense or charge attributable to the early extinguishment or cancellation of Indebtedness, Swap Contracts or other derivative instruments (including deferred financing costs written off and premiums paid) will be excluded;

(b) all non-cash income, gains, losses, expenses or charges attributable to the movement in the mark-to-market valuation of Indebtedness, Swap Contracts or other derivative instruments will be excluded;

(c) the net income for such period of any Person that is not a Subsidiary of the referent Person or that is accounted for by the equity method of accounting, will be included only to the extent of the amount of dividends or distributions made in cash or Cash Equivalents to the referent Person or a Subsidiary thereof in respect of such period;

(d) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies will be excluded;

(e) the effects of purchase accounting, fair value accounting or recapitalization accounting adjustments (including the effects of such adjustments pushed down to the referent Person and its Subsidiaries) resulting from the application of purchase accounting, fair value accounting or recapitalization accounting in relation to the Transactions or any acquisition consummated before or after the Closing Date, and the amortization, write-down or write-off of any amounts thereof, net of taxes, will be excluded;

(f) all non-cash impairment charges and asset write-ups, write-downs and write-offs, in each case pursuant to IFRS, and the amortization of intangibles arising from the application of IFRS will be excluded;

(g) accruals and reserves for liabilities or expenses that are established or adjusted as a result of the Transactions within twelve (12) months after the Closing Date will be excluded;

(h) all amortization and write-offs of deferred financing fees, debt issuance costs, commissions, fees and expenses, costs of surety bonds, charges owed with respect to letters of credit, bankers’ acceptances or similar facilities, and expensing of any bridge, commitment or other financing fees (including in connection with a transaction undertaken but not completed), will be excluded;

(i) non-cash charges, gain or income relating to increases or decreases of deferred tax asset valuation allowances will be excluded;

(j) cash dividends or returns of capital from Investments (such return of capital not reducing the ownership interest in the underlying Investment), in each case received during such period, to the extent not otherwise included in Consolidated Net Income for that period or any prior period subsequent to the Closing Date will be included; and

(k) any non-cash interest expense and non-cash interest income, in each case to the extent there is no associated cash disbursement or receipt, as the case may be, before the Latest Maturity Date of any then outstanding Term Loan Tranche, shall be excluded.

“Consolidated Net Interest Expense” means, with respect to any Person on a consolidated basis for any Test Period, the sum, without duplication, of:

(a) the aggregate interest expense of such Person and its Subsidiaries for such period, calculated on a consolidated basis in accordance with IFRS, to the extent such expense was deducted (and not added back) in calculating Consolidated Net Income (including pay in kind and capitalized interest payments, amortization of original issue discount, the interest component of Capitalized Lease Obligations and net payments and receipts (if any) pursuant to interest rate Swap Contracts (other than in connection with the early termination thereof) but excluding any non-cash interest expense attributable to the movement in the mark-to-market valuation of Indebtedness, Swap Contracts or other derivative instruments, all amortization and write-offs of deferred financing fees, debt issuance costs, commissions, discounts, fees and expenses and expensing of any bridge, commitment or other financing fees, costs of surety bonds, charges owed with respect to letters of credit, bankers’ acceptances or similar facilities); less

(b) interest income of the referent Person and its Subsidiaries for such period, calculated on a consolidated basis in accordance with IFRS, to the extent such income was included (and not thereafter excluded) in calculating Consolidated Net Income (including pay in kind interest and capitalized payments, amortization of original issue discount, the interest component of Capitalized Lease Obligations and net payments and receipts (if any) pursuant to interest rate Swap Contracts (other than in connection with the early termination thereof) but excluding any non-cash interest income attributable to the movement in the mark-to-market valuation of Indebtedness, Swap Contracts or other derivative instruments, all amortization and write-offs of expensing of any bridge, commitment or other financing fees, costs of surety bonds, charges owed with respect to letters of credit, bankers’ acceptances or similar facilities);

provided that, in the case of any Person that became a Subsidiary of such Person after the commencement of such four-quarter period, the interest expense of such Person prior to the date on which it became a Subsidiary of such Person will be disregarded. For purposes of this definition, interest on Capitalized Lease Obligations will be deemed to accrue at the interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligations in accordance with IFRS.

“Consolidated Net Tangible Assets” means the aggregate amount of assets (including deferred tax assets (without reducing such deferred tax assets by deferred tax liabilities), and less applicable reserves and other properly deductible items) after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense, investments and other like intangibles, all as set forth in the most recent consolidated balance sheet of the Borrower Parties, calculated on a Pro Forma Basis.

“Consolidated Total Debt” means the outstanding principal amount of Indebtedness of the Borrower Parties in an amount that would be reflected on a balance sheet, determined on a consolidated basis in accordance with IFRS (without giving effect to any election to value any Indebtedness or other liabilities at “fair value”), consisting only of (i) Indebtedness for borrowed money (including, for the avoidance of doubt, the outstanding principal balance of the Term Loans), (ii) Capitalized Lease Obligations and purchase money Indebtedness, (iii) obligations represented by notes, bonds, debentures, loan agreements and similar instruments, (iv) unreimbursed letters of credit and bank guarantees to the extent drawn (except to the extent cash collateralized), (v) seller notes and similar instruments and deferred purchase price obligations, including Earn-out Obligations, holdbacks and similar instruments (in the case of Earn-out Obligations, to the extent included as a liability on the balance sheet of the Borrower Parties), and (vi) guarantees of the foregoing clauses (i) through (v); provided, that Consolidated Total Debt will be calculated net of up to $[Redacted] of (a) unrestricted cash and Cash Equivalents of the Borrower and the Guarantors and (b) cash and Cash Equivalents of the Borrower and the Guarantors restricted under this Agreement, in each case, solely to the extent, such unrestricted cash and Cash Equivalents and restricted cash and Cash Equivalents are either (i) subject (on and after the date that is sixty (60) days following the Closing Date) to a control agreement in favor of the Administrative Agent in form and substance reasonably acceptable to the Administrative Agent or (ii) held in a deposit account in Canada that is subject to a perfected first priority Lien in favor of the Administrative Agent, provided that there are no other Liens on such account or the unrestricted cash and Cash Equivalents therein, other than Liens incurred in the ordinary course of business in favor of the applicable deposit bank for cash management services (but excluding, for the avoidance of doubt, Liens securing obligations related to credit cards, lines of credit, letters of credit or Indebtedness).

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds:

(a) for the purchase or payment of any such primary obligation; or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, loan agreement, indenture, mortgage, deed of trust, lease, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its sole discretion.

“Data Breach” means any unauthorized or unlawful access and/or use of Personal Data, and shall include any negligent loss or disclosure of Personal Data.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada), and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States, Canada (or a province or territory therein), or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally, including any corporate law of any jurisdiction permitting a debtor to obtain a stay, compromise of, or arrangement of the claims of its creditors against it.

“Declined Amounts” has the meaning specified in Section 2.05(c).

“Declining Lender” has the meaning specified in Section 2.05(c).

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means an interest rate equal to (after as well as before judgment), (a) with respect to any outstanding principal for any Loan, the applicable interest rate for such Loan plus 2.00% per annum (provided that with respect to Eurodollar Rate Loans, the determination of the applicable interest rate is subject to Section 2.02(d) to the extent that Eurodollar Rate Loans may not be converted to, or continued as, Eurodollar Rate Loans, pursuant thereto) and (b) with respect to any overdue amount, including overdue interest, the interest rate applicable to Base Rate Loans plus 2.00% per annum, in each case, to the fullest extent permitted by applicable Laws.

“Disclosure Letter” means the disclosure letter and schedules attached thereto, dated as of the Closing Date, as amended or supplemented from time to time to the extent expressly required by the terms of this Agreement, delivered by Borrower to the Administrative Agent for the benefit of the Lenders.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition of any property by any Person (including any sale and leaseback transaction and any sale or issuance of Capital Stock by a Subsidiary of such Person), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith; provided, however, that “Disposition” and “Dispose” shall not be deemed to include any issuance by the Borrower of any of its Capital Stock to another Person.

“Disqualified Stock” means, with respect to any Person, any Equity Interests of such Person that, by its terms (or by the terms of any security into which it is convertible or for which it is puttable, redeemable or exchangeable), in each case, at the option of the holder thereof or upon the happening of any event:

(1) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that any purchase requirement triggered thereby may not become operative until compliance with, in the case of an asset sale, the provisions of Section 7.04 or, in the case of a change of control, the repayment in full in cash of the Obligations),

(2) is convertible or exchangeable for Indebtedness or Disqualified Stock, or

(3) is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to the date that is 91 days after the Latest Maturity Date of the Term Loans at the time of issuance of the respective Disqualified Stock; provided that only the portion of Equity Interests that so mature or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further that if such Equity Interests are issued to any employee or to any plan for the benefit of employees of the Borrower or its Subsidiaries or a direct or indirect parent of the Borrower or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Borrower or its Subsidiaries or a direct or indirect parent of the Borrower in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided further that any class of Equity Interests of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Dollar” and “$” mean lawful money of the United States.

“Early Opt-in Election” means, if the then-current Benchmark is Eurodollar Rate, the occurrence of:

(1) a determination by the Administrative Agent that currently outstanding U.S. dollar-denominated syndicated or bilateral credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate, and

(2) the election by the Administrative Agent to trigger a fallback from Eurodollar Rate and the provision by the Administrative Agent of written notice of such election to the Borrower.

“Earn-out Obligation” means any payment obligation pursuant to earn-out or other similar performance-based payment provisions in any definitive agreement relating to an acquisition (including the Acquisition) or other Investment, the payment of which (or the amount thereof) is contingent, dependent or otherwise calculated based on, the performance of the target of such acquisition or Investment.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clause (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.07(b) (subject to receipt of such consents, if any, as may be required for the assignment of the applicable Loan and/or Commitments to such Person under Section 10.07(b)(iii)).

“Environment” means ambient air, indoor air, surface water, groundwater, drinking water, land surface, sediments, and subsurface strata and natural resources, such as wetlands, flora and fauna.

“Environmental Laws” means any and all applicable federal, state, local and foreign statutes, laws, including common law, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses or governmental restrictions relating to pollution, the protection of the Environment, human health (to the extent relating to exposure to Hazardous Materials) or safety, including those related to Hazardous Materials, air emissions and discharges to public pollution control systems.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, monitoring or oversight by a Governmental Authority, fines, penalties or indemnities) directly or indirectly resulting from or based upon (a) any actual or alleged violation of any Environmental Law, (b) the generation, use, handling, transportation, storage or treatment of any Hazardous Materials, (c) human exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the Environment or (e) any contract, agreement or other binding consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization issued pursuant to any Environmental Law.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any Capital Stock that arises only by reason of the happening of a contingency or any debt security that is convertible into, or exchangeable for, Capital Stock unless converted).

“Equity Issuance” means any issuance by any Person to any other Person of (a) its Equity Interests for consideration, (b) any of its Equity Interests pursuant to the exercise of options or warrants, (c) any of its Equity Interests pursuant to the conversion of any debt securities to equity or (d) any options or warrants relating to its Equity Interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person who together with any Loan Party is treated as a single employer within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code) or Section 4001 of ERISA.

“ERISA Event” means (a) a Reportable Event with respect to a Plan; (b) the withdrawal of any Loan Party or any ERISA Affiliate from a Plan subject to Section 4063 of ERISA during a plan year in which such entity was a “substantial employer” (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan or written notification that a Multiemployer Plan is insolvent (within the meaning of Section 4245 of ERISA); (d) the filing of a written notice of intent to terminate a Plan or Multiemployer Plan or the treatment of a plan amendment to any such plan as a termination under Section 4041 or 4041A of ERISA, respectively, (e) the institution by the PBGC of proceedings to terminate a Plan or Multiemployer Plan; (f) the determination that any Plan is considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA; (g) the determination that any Multiemployer Plan is considered a plan in “endangered,” “critical,” or “critical and declining” status within the meaning of Section 432 of the Code or Section 305 of ERISA; (h) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate; or (i) the conditions for the imposition of a Lien under Section 430(k) of the Code or Section 303(k) of ERISA shall have been met with respect to any Plan.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EU Treaty” means the Treaty on European Union.

“Eurodollar Rate” means, in the case of any Eurodollar Rate Loan for any Interest Period:

(i) the rate per annum determined by the Administrative Agent to be the offered rate which appears on the page of the Reuters screen (or any successor thereto) which displays the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over administration of that rate) (such page currently being the LIBOR01 page) for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time), two (2) Business Days prior to the first day of such Interest Period;

(ii) in the event the rate referenced in the preceding clause (i) does not appear on such page or service or if such page or service shall cease to be available, the rate determined by the Administrative Agent to be the offered rate on such other page or other service which displays the Screen Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Interest Period; and

(iii) if Screen Rates are quoted under either of the preceding clauses (i) or (ii), but there is no such quotation for the Interest Period elected, the Screen Rate shall be equal to the applicable Interpolated Rate.

Notwithstanding the foregoing or anything to the contrary contained herein or in any other Loan Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of, then the provisions of Section 3.04 shall apply and a Benchmark Replacement will apply in lieu of the Eurodollar Rate.

“Eurodollar Rate Borrowing” means a Borrowing comprising Eurodollar Rate Loans.

“Eurodollar Rate Loan” means a Loan that bears interest at a rate based on the applicable Adjusted Eurodollar Rate.

“Event of Default” has the meaning specified in Section 8.01.

“Excess Cash Flow” means, with respect to any Excess Cash Flow Period, an amount, not less than zero, equal to:

(a) the sum, without duplication (in each case for the Borrower Parties on a consolidated basis), of:

(i) Consolidated Net Income of the Borrower Parties for such Excess Cash Flow Period, plus

(ii) all non-cash charges, losses and expenses (including, without limitation, taxes and where, for the avoidance of doubt, all operating lease expense included in Consolidated Net Income will be treated as an expense deducted from Consolidated Net Income regardless of its classification) of such Person or any of its Subsidiaries that were deducted in calculating such Consolidated Net Income (provided, in each case, that if any non-cash charge represents an accrual or reserve for cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Excess Cash Flow in such future period); plus

(iii) an amount equal to the sum of (A) the decrease in Working Capital of such Person during such period (measured as the excess, if any, of Working Capital at the beginning of such Excess Cash Flow Period minus Working Capital at the end of such Excess Cash Flow Period), if any, plus (B) the decrease in long-term accounts receivable of such Person and its Subsidiaries, if any (other than any such decreases contemplated by clauses (A) and (B) of this clause (iii) that are directly attributable to dispositions of a Person or business unit by the Borrower and its Subsidiaries during such period); minus

(b) the sum, without duplication (in each case, for the Borrower Parties on a consolidated basis and without duplication of amounts already deducted in the computation of Consolidated Net Income), of:

(i) except to the extent funded with the proceeds of the issuance or the Incurrence of long term Indebtedness (other than, for the avoidance of doubt, proceeds of revolving loans), proceeds from the issuance or sale of Equity Interests of the Borrower or proceeds of Casualty Events or non-ordinary course asset sales:

(A) the amount of all repayments, prepayments, repurchases, redemptions and other cash payments made with respect to the principal of any Indebtedness (including principal representing capitalized interest) or the principal component of any Capitalized Lease Obligations of such Person or any of its Subsidiaries during such period (excluding voluntary and mandatory prepayments of Term Loans, but including all premium, make-whole or penalty payments paid in cash (to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income and such payments are not otherwise prohibited under this Agreement) and all repayments with respect to revolving Indebtedness to the extent accompanied by a corresponding reduction in commitments); provided that, with respect to any mandatory prepayment of Indebtedness (other than, for the avoidance of doubt, Term Loans), such prepayments shall only be deducted pursuant to this clause (i) to the extent not deducted in the computation of net proceeds in respect of the asset disposition or condemnation giving rise thereto;

(B) cash payments made by such Person or any of its Subsidiaries during such period in respect of capital expenditures, acquisitions (including payments in respect of Earn-out Obligations and deferred purchase price payments) and Investments, in each case to the extent not prohibited by this Agreement; and

(C) cash payments that such Person or any of its Subsidiaries has committed to make or is required to make in respect of permitted acquisitions (including payments in respect of Earn-out Obligations and deferred purchase price payments) and permitted Investments within 180 days after the end of such period pursuant to binding obligations entered into prior to or during such period; provided that amounts described in this clause (C) will not reduce Excess Cash Flow in subsequent periods, and, to the extent not paid, will increase Excess Cash Flow in the subsequent period; minus

(ii) the cash amount of any Restricted Payments made by the Borrower Parties that are permitted to be made, and are made, pursuant to Section 7.05, minus

(iii) cash payments made by such Person or any of its Subsidiaries during such period in respect of Taxes of such Persons, to the extent such payments exceed the amount of tax expense deducted in calculating such Consolidated Net Income; minus

(iv) all cash payments and other cash expenditures made by such Person or any of its Subsidiaries (plus all cash income and cash gains) during such period (A) with respect to items that were excluded in the calculation of such Consolidated Net Income pursuant to clauses (a) through (k) of the definition of “Consolidated Net Income” or (B) that were not expensed during such period in accordance with IFRS; minus

(v) all non-cash credits included in calculating such Consolidated Net Income; minus

(vi) an amount equal to the sum of (A) the increase in the Working Capital of such Person during such period (measured as the excess, if any, of Working Capital at the end of such Excess Cash Flow Period minus Working Capital at the beginning of such Excess Cash Flow Period), if any, plus (B) the increase in long-term accounts receivable of such Person and its Subsidiaries, if any; minus

(vii) the amount of cash payments made in respect of (x) pensions and other postemployment benefits in such period and (y) except to the extent funded with the proceeds of the issuance or the Incurrence of long-term Indebtedness (other than, for the avoidance of doubt, proceeds of revolving loans), proceeds from the issuance or sale of Equity Interests of the Borrower or proceeds of Casualty Events or non-ordinary course asset sales, the purchase, retirement, redemption or other acquisition in such period for value of Equity Interests (including related stock appreciation rights or similar securities) held directly or indirectly by any future, present or former employee, officer, director, manager, consultant or independent contractor (or their estates, heirs, family members, spouses or former spouses or permitted transferees) pursuant to any equity incentive plan or stock option plan or any other management, employee benefit or similar plan or other agreement or arrangement or any stock subscription or shareholder or similar agreement or arrangement as permitted to be made, and are made, pursuant to Section 7.05, in each case to the extent not deducted in arriving at such Consolidated Net Income; minus

(viii) cash payments made by such Person or any of its Subsidiaries during such period in respect of items for which an accrual or reserve was established in a prior period, in each case to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income.

“Excess Cash Flow Period” means any fiscal year of Borrower, commencing with the fiscal year ending on June 30, 2022.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Rate” means on any day with respect to any currency other than Dollars, the rate at which such currency may be exchanged into Dollars, as set forth at approximately 11:00 a.m. (London time) on such day on the Reuters “FXFIX” Page for such currency; in the event that such rate does not appear on any Reuters “FXFIX” Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower , or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 10:00 a.m. (New York City time) on such date for the purchase of Dollars for delivery two (2) Business Days later.

“Excluded Account” means (a) accounts exclusively used for payroll and other employee wage and benefit payments, (b) accounts used to deposit amounts that the applicable accountholder has collected or withheld and where such accountholder (or its affiliates) is required under applicable law to remit such specified amounts to a taxing authority, including, without limitation, sales tax accounts, in each case to the extent used exclusively for such purposes, (c) escrow accounts and cash collateral accounts constituting Permitted Liens pursuant to clauses (9), (14), and (18) of the definition of “Permitted Liens” and used exclusively for such purposes and maintained for the benefit of unaffiliated third parties, (d) fiduciary or trust accounts, (e) any zero balance account, or (f) any other deposit account or securities account of any Loan Party, so long as the Loan Parties do not maintain end-of-day balances in excess of $1,000,000 in all such accounts in the aggregate.

“Excluded Information” has the meaning specified in Section 10.07(j).

“Excluded Property” means, with respect to any Loan Party, (a) any (i) fee-owned real property not constituting Material Real Property and (ii) real property leasehold or subleasehold interests, (b) motor vehicles and other Personal Property or assets subject to certificates of title, except to the extent a security interest therein can be perfected by the filing of a Uniform Commercial Code or PPSA financing statement, (c) pledges of, and security interests in, certain Personal Property or assets, in favor of the Collateral Agent which are prohibited by applicable Law; provided that (i) any such limitation described in this clause (c) on the security interests granted shall only apply to the extent that any such prohibition could not be rendered ineffective pursuant to the Uniform Commercial Code or PPSA of any applicable jurisdiction or any other applicable Law or principles of equity and shall not apply to any proceeds or receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or PPSA of any applicable jurisdiction notwithstanding such prohibition and (ii) in the event of the termination or elimination of any such prohibition contained in any applicable Law, a security interest in such assets shall be automatically and simultaneously granted under the applicable Collateral Documents and such asset shall be included as Collateral, (d) any governmental licenses (but not the proceeds thereof) or state or local franchises, charters and authorizations, to the extent security interests in favor of the Collateral Agent in such licenses, franchises, charters or authorizations are prohibited or restricted thereby, in each case, except to the extent such prohibition is unenforceable after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or PPSA of any applicable jurisdiction and other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or PPSA of any applicable jurisdiction notwithstanding such prohibition; provided that (i) any such limitation described in this clause (d) on the security interests granted shall only apply to the extent that any such prohibition or restriction could not be rendered ineffective pursuant to the Uniform Commercial Code or PPSA of any applicable jurisdiction or any other applicable Law or principles of equity and (ii) in the event of the termination or elimination of any such prohibition or restriction contained in any applicable license, franchise, charter or authorization, a security interest in such licenses, franchises, charters or authorizations shall be automatically and simultaneously granted under the applicable Collateral Documents and such licenses, franchises, charters or authorizations shall be included as Collateral, (e) Equity Interests in any joint venture to the extent and for so long as the pledge thereof in favor of the Collateral Agent is not permitted by the terms of such Person’s joint venture agreement or other applicable Organization Documents; provided that such prohibition exists on the Closing Date or at the time such Equity Interests are acquired (so long as such prohibition did not arise in contemplation of the Closing Date or such acquisition), (f) any third-party lease, license or other agreement or any Personal Property or other property subject to a purchase money security interest, Capitalized Lease Obligation or similar arrangement, in each case not prohibited by this Agreement, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or purchase money arrangement, or create a right of termination in favor of any other party thereto (other than the Loan Parties and their respective Affiliates), in each case, except to the extent such prohibition is unenforceable after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code or PPSA of any applicable jurisdiction and other than proceeds and receivables thereof, the assignment of which is expressly deemed effective under the Uniform Commercial Code or PPSA of any applicable jurisdiction notwithstanding such prohibition, (g) “intent-to-use” trademark applications prior to the filing of a “Statement of Use” or “Amendment to Allege Use” filing, (h) Margin Stock, (i) Excluded Accounts, other than Excluded Accounts pursuant to clauses (e) and (f) of the definition of “Excluded Accounts”, and (j) any immaterial Personal Property or other property of that Loan Party that the Loan Parties are prohibited from granting liens on such property in favor of the Collateral Agent as a result of a binding contractual obligation that was in place at the time of acquisition of such property and not entered into in contemplation of such acquisition; provided that (i) any such limitation described in this clause (j) on the security interests granted shall only apply to the extent of any such prohibition or restriction and (ii) in the event of the termination or elimination of any such prohibition or restriction, a security interest in such property shall be automatically and simultaneously granted under the applicable Collateral Documents and such property shall be included as Collateral. Other Personal Property or assets shall be deemed to be “Excluded Property” if the Administrative Agent determines, in its sole discretion, acting reasonably, and in consultation with the Borrower, if requested, that the cost of obtaining or perfecting a security interest in such assets is excessive in relation to the value afforded thereby and the Administrative Agent notifies the Borrower in writing of such determination. Notwithstanding anything herein or the Collateral Documents to the contrary, Excluded Property shall not include any Proceeds (as defined in the UCC or the PPSA, as applicable), substitutions or replacements of any Excluded Property (unless such Proceeds, substitutions or replacements would otherwise constitute Excluded Property referred to above).

“Excluded Subsidiary” means, subject in all cases to the Minimum Guarantor Requirement, any direct or indirect Subsidiary of the Borrower that is (a) a Subsidiary that is prohibited by applicable Law from guaranteeing the Facilities, or which would require governmental (including regulatory) consent, approval, license or authorization to provide a guarantee unless, such consent, approval, license or authorization has been received, (b) a Subsidiary that is prohibited from guaranteeing the Facilities by any Contractual Obligation (excluding any Contractual Obligation with any Affiliate of such Subsidiary) in existence on the Closing Date (but not entered into in contemplation thereof) and for so long as any such Contractual Obligation exists (or, in the case of any newly-acquired Subsidiary, in existence at the time of acquisition thereof but not entered into in contemplation thereof and for so long as any such Contractual Obligation exists), (c) a Subsidiary with respect to which a guarantee by it of the Facilities would reasonably be likely to result in material adverse tax consequences to the Borrower and its Subsidiaries on a consolidated basis, as determined in good faith by the Borrower and the Administrative Agent and (d) any other Subsidiary with respect to which the Administrative Agent determines, in its sole discretion, acting reasonably, and in consultation with the Borrower, if requested, that the cost of guaranteeing the Facilities would be excessive in view of the benefits to be obtained by the Lenders therefrom; provided that if a Subsidiary executes the Guaranty as a “Guarantor,” then it shall not constitute an “Excluded Subsidiary”.

“Excluded Swap Obligation” means, with respect to any Guarantor, (a) any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation, or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) (i) by virtue of such Guarantor’s failure to constitute an “eligible contract participant,” as defined in the Commodity Exchange Act and the regulations thereunder (determined after giving effect to any applicable keepwell, support, or other agreement for the benefit of such Guarantor), at the time the guarantee of (or grant of such security interest by, as applicable) such Guarantor becomes or would become effective with respect to such Swap Obligation or (ii) in the case of a Swap Obligation that is subject to a clearing requirement pursuant to section 2(h) of the Commodity Exchange Act, because such Guarantor is a “financial entity,” as defined in section 2(h)(7)(C) the Commodity Exchange Act, at the time the guarantee of (or grant of such security interest by, as applicable) such Guarantor becomes or would become effective with respect to such Swap Obligation or (b) any other Swap Obligation designated as an “Excluded Swap Obligation” of such Guarantor as specified in any agreement between the relevant Loan Parties and Hedge Bank applicable to such Swap Obligation.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by capital or income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, any U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a Law in effect on the date on which such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment by any Loan Party under Section 3.08) or changes its lending office, except in each case to the extent that, pursuant to Section 3.01, additional amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(g), (d) any withholding Taxes imposed under FATCA and (e) any Canadian federal withholding Taxes imposed as a result of a Recipient being (i) a person not dealing at arm’s length (for the purposes of the Income Tax Act (Canada)) with a Loan Party, or (ii) a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of a Loan Party or not dealing at arm’s length (for the purposes of the Income Tax Act (Canada)) with a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of a Loan Party, as applicable.

“Executive Order” means Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)).

“Existing Credit Agreement” has the meaning specified in the Preliminary Statements of this Agreement.

“Facility” means the Term Facilities.

“Fair Market Value” means, with respect to any asset or property, the price that could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction, and as determined in good faith by Borrower; provided that, with respect to real property assets, if the applicable Borrower Party procures an appraisal of such real property from a third-party appraisal firm, the Borrower shall provide a copy of such appraisal to the Administrative Agent as conclusive evidence of the Fair Market Value of such real property at such time, and in the absence of any such appraisal, the Fair Market Value of such real property shall otherwise be determined by evidence reasonably satisfactory to the Administrative Agent.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future Treasury regulations or official administrative interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code (or any amended or successor version described above) and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1.00%) charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent; provided further that if the Federal Funds Rate is negative, then it shall be deemed to be 0.00% per annum.

“Fee Letter” means that certain fee letter, dated as of April 21, 2021, among the Administrative Agent and the Borrower.

“Financial Covenant” has the meaning specified in Section 7.10.

“Foreign Benefit Event” means, with respect to any Foreign Plan, (a) the existence of unfunded liabilities in excess of the amount permitted under any applicable Law, or in excess of the amount that would be permitted absent a waiver from a Governmental Authority, (b) the failure to make the required contributions or payments, under any applicable Law, on or before the due date for such contributions or payments that would result in a Material Adverse Effect, (c) the receipt of a notice by a Governmental Authority relating to the intention to terminate any such Foreign Plan or to appoint a trustee or similar official to administer any such Foreign Plan, or alleging the insolvency of any such Foreign Plan, (d) the incurrence of any liability by the Borrower or any of its Subsidiaries that would result in a Material Adverse Effect under applicable Law on account of the complete or partial termination of such Foreign Plan or the complete or partial withdrawal of any participating employer therein that would result in a Material Adverse Effect or (e) the occurrence of any transaction that is prohibited under any applicable Law and that would reasonably be expected to result in the incurrence of any liability by the Borrower or any of its Subsidiaries, or the imposition on the Borrower or any of its Subsidiaries of, any fine, excise tax or penalty resulting from any noncompliance with any applicable Law that would result in a Material Adverse Effect.

“Foreign Plan” means, other than a Canadian Pension Plan, any pension plan, benefit plan, fund (including any superannuation fund) or other similar program established, maintained or contributed to by a Loan Party or any of its Subsidiaries primarily for the benefit of employees employed and residing outside the United States (other than plans, funds or other similar programs that are maintained exclusively by a Governmental Authority), and which plan is not subject to ERISA or the Code.

“Foreign Subsidiary” means any direct or indirect Subsidiary of the Borrower that is not incorporated or organized under the laws of the United States, any state or commonwealth thereof and the District of Columbia, or Canada or any province or territory thereof.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, administrative tribunal, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any applicable supranational bodies (such as the European Union or the European Central Bank).

“Granting Lender” has the meaning specified in Section 10.07(g).

“Guarantee” means, as to any Person, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance of such Indebtedness or other monetary obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part) or (b) any Lien on any assets of such Person securing any Indebtedness or other monetary obligation of any other Person, whether or not such Indebtedness or other monetary obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary or reasonable indemnity obligations in effect on the Closing Date, or entered into in connection with any acquisition or Disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantors” means, collectively, the Subsidiaries of the Borrower listed on Schedule 1 and each other Subsidiary of the Borrower that executes and delivers a Guaranty or guaranty supplement pursuant to the Guaranty, Sections 6.12 or 6.16, unless it has ceased to be a Guarantor pursuant to the terms hereof.

“Guaranty” means the Guaranty made by the Guarantors in favor of the Administrative Agent on behalf of the Secured Parties, substantially in the form of Exhibit E, together with each other guaranty and guaranty supplement delivered pursuant to Sections 6.12 or 6.16.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, materials or wastes, and includes petroleum or petroleum distillates, asbestos or asbestos-containing materials, toxic mold, polychlorinated biphenyls, per- or polyfluoroalkyl substances, radon gas, infectious or medical wastes and all other substances, materials or wastes of any nature regulated pursuant to any Environmental Law.

“Hedge Bank” means any Person that (a) at the time it enters into a Swap Contract, is a Lender or an Agent or an Affiliate of a Lender or an Agent, (b) in the case of any Swap Contract in effect on or prior to the Closing Date, is, as of the Closing Date or within 30 days after the Closing Date, a Lender or an Agent or an Affiliate of a Lender or an Agent or (c) within 30 days after the time it enters into a Swap Contract, becomes a Lender or an Agent or an Affiliate of a Lender or an Agent.

“Historical Financial Statements” means the financial statements required to be delivered pursuant to Section 4.01(c)(1) and (2).

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board. All ratios and computations based on IFRS contained in this Agreement shall be computed in conformity with IFRS.

“Increase Effective Date” has the meaning specified in Section 2.14(c).

“Incremental Amount” has the meaning specified in Section 2.14(a).

“Incur” means, with respect to any Indebtedness, Capital Stock or Lien, to issue, assume, guarantee, incur or otherwise become liable for such Indebtedness, Capital Stock or Lien, as applicable; provided that any Indebtedness, Capital Stock or Lien of a Person existing at the time such Person becomes a Subsidiary or Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary or Subsidiary, as applicable.

“Indebtedness” means, with respect to any Person, without duplication:

(a) (i) the principal of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money or (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (iii) obligations representing the deferred and unpaid purchase price of any property or services, including Earn-out Obligations, holdbacks, seller notes and similar instruments, (iv) indebtedness in respect of Capitalized Lease Obligations and purchase money obligations, (v) obligations representing any Swap Contracts, (vi) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vii) the principal balance outstanding under any synthetic lease, off-balance sheet loan or similar off balance sheet financing product, (viii) all obligations of such Person, whether or not contingent, in respect of Disqualified Stock in each case, if and to the extent that any of the foregoing Indebtedness (other than letters of credit, Disqualified Stock, and Swap Contracts and any off-balance sheet liabilities as specified above) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with IFRS;

(b) to the extent not otherwise included, any guarantee by such Person of the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person.

The term “Indebtedness” shall not include any prepayments of deposits received from clients or customers in the ordinary course of business or consistent with past practices, or obligations under any license, permit or other approval (or guarantees given in respect of such obligations) Incurred prior to the Closing Date or in the ordinary course of business or consistent with past practices.

Notwithstanding the above provisions, in no event shall the following constitute Indebtedness:

(i) Contingent Obligations Incurred in the ordinary course of business or consistent with past practices;

(ii) any balance that constitutes a trade payable, accrued expense or similar obligation to a trade creditor, in each case Incurred in the ordinary course of business and not overdue by more than ninety (90) days;

(iii) prepaid or deferred revenue arising in the ordinary course of business;

(iv) Cash Management Services;

(v) unsecured Earn-out Obligations and deferred purchase price obligations, in each case, unless included as a liability on the balance sheet of the Borrower Parties;

(vi) obligations, to the extent such obligations would otherwise constitute Indebtedness, under any agreement that have been defeased or satisfied and discharged pursuant to the terms of such agreement;

(vii) for the avoidance of doubt, any obligations in respect of workers’ compensation claims, early retirement or termination obligations, deferred compensation or employee or director equity plans, pension obligations or contributions, compensation or benefits or similar claims, obligations or contributions or social security or wage taxes; or

(viii) Capital Stock (other than Disqualified Stock).

“Indemnified Liabilities” has the meaning specified in Section 10.05.

“Indemnified Taxes” means (a) all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), all Other Taxes.

“Indemnitees” has the meaning specified in Section 10.05.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing that is, in the good faith determination of the Borrower, qualified to perform the task for which it has been engaged.

“Information” has the meaning specified in Section 10.08.

“Initial Term Borrowing” means a borrowing consisting of simultaneous Initial Term Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Term Lenders pursuant to Section 2.01(a), in each case, on the Closing Date.

“Initial Term Commitment” means, as to each Term Lender, its obligation to make Initial Term Loans to the Borrower pursuant to Section 2.01(a) in an aggregate principal amount not to exceed the amount set forth opposite such Term Lender’s name on Schedule 2.01 under the caption “Initial Term Commitment” as such amount may be adjusted from time to time in accordance with this Agreement. The initial aggregate amount of the Initial Term Commitments is $275,000,000.

“Initial Term Loans” has the meaning specified in Section 2.01(a).

“Intellectual Property Security Agreement” means, collectively, the intellectual property security agreement substantially in the form of Exhibit B to the U.S. Security Agreement, in the case of any U.S. Guarantor, or the Canadian Security Agreement, in the case of any Canadian Loan Party, dated the date of this Agreement, together with each other intellectual property security agreement or Intellectual Property Security Agreement Supplement executed and delivered pursuant to Section 6.12, Section 6.14 or Section 6.16.

“Intellectual Property Security Agreement Supplement” means, collectively, any intellectual property security agreement supplement entered into in connection with, and pursuant to the terms of, any Intellectual Property Security Agreement.

“Intercompany Subordination Agreement” means an intercompany subordination agreement, in substantially the form of Exhibit H hereto, or otherwise in form and substance reasonably satisfactory to the Administrative Agent.

“Interest Payment Date” means, (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided, however, that if any Interest Period for a Eurodollar Rate Loan exceeds three (3) months, the respective dates that fall every three (3) months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December, and the Maturity Date of the Facility under which such Loan was made.

“Interest Period” means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one (1), two (2), three (3) or six (6) months thereafter, or to the extent consented to by all Appropriate Lenders, twelve (12) months thereafter (or such shorter interest period as may be agreed to by all Lenders of the applicable Tranche) as the Borrower may elect; as selected by the Borrower in a Committed Loan Notice; provided that:

(a) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c) no Interest Period shall extend beyond the scheduled Maturity Date of the Facility under which such Loan was made.

“Interpolated Rate” means, with respect to any Eurodollar Rate Borrowing for any Interest Period, a rate per annum which results from interpolating on a linear basis between (a) the applicable Screen Rate for the longest maturity for which a Screen Rate is available that is shorter than such Interest Period and (b) the applicable Screen Rate for the shortest maturity for which a Screen Rate is available that is longer than such Interest Period, in each case as of 11:00 a.m., London time on the day two (2) Business Days prior to the first day of such Interest Period.

“Investment” means, with respect to any Person, (i) all investments by such Person in other Persons (including Affiliates) in the form of (a) loans (including guarantees of Indebtedness), notes, debentures and similar instruments, (b) advances or capital or asset contributions (excluding (i) accounts receivable, trade credit and advances or other payments made to customers, dealers, suppliers and distributors in the ordinary course of business, (ii) payroll, commission, travel and similar advances to officers, directors, managers, employees consultants and independent contractors made in the ordinary course of business, and (iii) accounts receivable, trade credit, transfer pricing advances, payroll advances and other similar advances made to any wholly owned Subsidiary of such Person in the ordinary course of business consistent with past practice), and (c) purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person, (ii) the purchase or other acquisition (in one transaction or series of related transactions) of all or substantially all of the property and assets or businesses of any Person or of assets constituting a business unit, a division or line of business of a Person and (iii) investments that are required by IFRS to be classified on the balance sheet of the Borrower in the same manner as the other investments included in clause (i) of this definition to the extent such transactions involve the transfer of cash or other property.

The amount of any Investment outstanding at any time (including for purposes of calculating the amount of any Investment outstanding at any time under any provision of Section 7.05 and otherwise determining compliance with Section 7.05) shall be the original cost of such Investment (determined, in the case of any Investment made with assets of the Borrower or any Subsidiary, based on the Fair Market Value of the assets invested and without taking into account subsequent increases or decreases in value), reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Borrower or a Subsidiary in respect of such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other “nationally recognized statistical rating organization” within the meaning of Section 3 under the Exchange Act selected by the Borrower as a replacement agency for Moody’s or S&P, as the case may be.

“Investment Grade Securities” means:

(1) securities issued or directly and guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2) securities that have an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Borrower and its Subsidiaries,

(3) investments in any fund that invests at least 95.0% of its assets in investments of the type described in clauses (1) and (2) above and clause (4) below which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“IP Rights” has the meaning specified in Section 5.16.

“IRS” means the United States Internal Revenue Service.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“joint venture” means any joint venture or similar arrangement (in each case, regardless of legal formation), including but not limited to collaboration arrangements, profit sharing arrangements or other contractual arrangements.

“Junior Financing” has the meaning specified in Section 7.05.

“Junior Financing Document” means any documentation governing any Junior Financing.

“Latest Maturity Date” means, at any date of determination, the latest maturity or expiration date applicable to any Term Loan Tranche at such time under this Agreement, in each case as extended in accordance with this Agreement from time to time.

“Laws” means, collectively, all applicable international, foreign, federal, state, provincial, territorial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“Lender” has the meaning specified in the introductory paragraph to this Agreement.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code or PPSA (or equivalent or similar statutes) of any jurisdiction).

“Limited Conditionality Transaction” has the meaning specified in Section 1.02(i).

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of a Term Loan.

“Loan Documents” means, collectively, (i) this Agreement, (ii) the Notes, (iii) the Guaranty, (iv) the Collateral Documents, (v) the Intercompany Subordination Agreement, (vi) the Fee Letter, (vii) any intercreditor or subordination agreement required to be entered into pursuant to the terms of this Agreement and (viii) any agreement creating or perfecting rights in Cash Collateral pursuant to the provisions of Section 2.16 of this Agreement.

“Loan Parties” means, collectively, the Borrower and each Guarantor, and “Loan Party” means any of them individually .

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank market.

“Make-Whole Amount” means, with respect to any Term Loan, (a) 101% of the principal amount of such Term Loans being assigned, accelerated, repaid or prepaid, plus (b) all required interest payments due on such Term Loans through the first anniversary of the Closing Date (assuming that the annual interest rate applicable during such period is the Adjusted Eurodollar Rate for an interest period of three (3) months on such date, plus 6.00%), discounted to such date based on a discount rate equal to the Treasury Rate (which rate shall not be less than zero) on such date plus 0.50%.

“Margin Stock” has the meaning assigned to such term in Regulation U of the Board as from time to time in effect.

“Material Adverse Effect” means (a) on the Closing Date, a Company Material Adverse Effect (as defined in the Acquisition Agreement) and (b) after the Closing Date, (i) a material adverse effect on the business, assets, property, liabilities (actual or contingent), financial condition or results of operations of the Borrower and the Subsidiaries, taken as a whole, (ii) a material adverse effect on the ability of the Loan Parties (taken as a whole) to perform their respective obligations under the Loan Documents or (iii) a material adverse effect on the rights or remedies of the Agents or the Lenders under the Loan Documents.

“Material Real Property” means any parcel of real property (other than parcels with a Fair Market Value of less than $2,000,000 individually and $7,500,000 in the aggregate for all such parcels) owned in fee by a Loan Party located in the United States or Canada; provided, however, that one or more parcels owned in fee by a Loan Party and located adjacent to, contiguous with, or in close proximity to, and/or comprising one property with a common street address, may, in the reasonable discretion of the Administrative Agent, be deemed to be one parcel for the purposes of this definition.

“Maturity Date” means the earliest of (i) July 1, 2027, (ii) the date of termination in whole of the Initial Term Commitments pursuant to Section 2.06(a) prior to any Initial Term Borrowing and (iii) the date that the Initial Term Loans are declared due and payable pursuant to Section 8.02; provided that the reference to Maturity Date with respect to (i) Term Loans that are the subject of a loan modification offer pursuant to Section 10.01 and (ii) Term Loans that are Incurred pursuant to Section 2.14 shall be the final maturity date as specified in the loan modification documentation or incremental documentation, as applicable thereto; provided further, in each case, that if such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately preceding such day.

“Maximum Rate” has the meaning specified in Section 10.10.

“Merger” has the meaning specified in the introductory paragraph to this Agreement.

“Merger Sub” has the meaning specified in the introductory paragraph to this Agreement.

“Minimum Guarantor Requirement” means, as of any date of determination, the requirement that the Obligations shall be guaranteed by Subsidiaries that (together with the Borrower) account for, on an aggregate basis, at least 90% of Consolidated Net Tangible Assets or Consolidated EBITDA of the Borrower Parties.

“Mortgage” means, collectively, the deeds of trust, trust deeds, deed of hypothec, deeds to secure debt and mortgages in respect of Mortgaged Properties in the U.S. or Canada made by the Loan Parties in favor of or for the benefit of the Collateral Agent on behalf of the Lenders creating a first priority Lien and in form and substance reasonably satisfactory to the Borrower and Administrative Agent, in each case as the same may be amended, amended and restated, extended, supplemented, substituted or otherwise modified from time to time.

“Mortgage Policies” has the meaning specified in Section 6.14Section 2.05(ii).

“Mortgaged Properties” means the parcels of real property identified on Schedule 5.08(b) to the Disclosure Letter and any other Material Real Property with respect to which a Mortgage is required pursuant to Section 6.12.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, to which any Loan Party or any ERISA Affiliate makes or is obligated to make contributions.

“Natural Person” means (a) any natural person or (b) a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person.

“Net Cash Proceeds” means:

(a) with respect to the Disposition of any asset by the Borrower or any of its Subsidiaries or any Casualty Event, the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such Disposition or Casualty Event (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received and, with respect to any Casualty Event, any insurance proceeds or condemnation awards in respect of such Casualty Event received by or paid to or for the account of the Borrower or any of its Subsidiaries and including any proceeds received as a result of unwinding any related Swap Contract in connection with such related transaction) over (ii) the sum of:

(A) the principal amount of any Indebtedness that is secured by a Lien on the asset subject to such Disposition or Casualty Event and that is required to be repaid (and is timely repaid) in connection with such Disposition or Casualty Event (other than (x) Indebtedness under the Loan Documents and (y) if such asset constitutes Collateral, any Indebtedness secured by such asset with a Lien ranking pari passu with or junior to the Lien securing the Obligations), together with any applicable premiums, penalties, interest or breakage costs,

(B) the fees and out-of-pocket expenses actually incurred and required to be paid by the Borrower or such Subsidiary in connection with such Disposition or Casualty Event (including attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith),

(C) the amount of any income Taxes paid or payable by the Borrower or such Subsidiary directly arising from such Disposition or Casualty Event, including the amount, if any, estimated by the Borrower or such Subsidiary in good faith at the time of such Disposition or Casualty Event of Taxes payable by the Borrower or such Subsidiary on or measured by net income or gain resulting from such Disposition or Casualty Event assuming the application of any Tax losses or credits available (or to be available) to the Borrower or such Subsidiary at the time such Taxes are payable that are not used to offset other income or gains,

(D) any costs associated with unwinding any related Swap Contract in connection with such transaction,

(E) any reserve for adjustment in respect of (x) the sale price of the property that is the subject of such Disposition established in accordance with IFRS and (y) any liabilities associated with such property and retained by the Borrower or any of its Subsidiaries after such Disposition, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, and it being understood that “Net Cash Proceeds” shall include, without limitation, any cash or Cash Equivalents (i) received upon the Disposition of any non-cash consideration received by the Borrower or any of its Subsidiaries in any such Disposition and (ii) upon the reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount) of any reserve described in this clause (E), and

(F) in the case of any Disposition or Casualty Event by a Subsidiary that is a joint venture or other non-Wholly Owned Subsidiary, the pro rata portion of the Net Cash Proceeds thereof (calculated without regard to this clause (F)) attributable to the minority interests and not available for distribution to or for the account of the Borrower or a Wholly Owned Subsidiary as a result thereof; and

(b) with respect to the Incurrence or issuance of any Indebtedness by the Borrower or any of its Subsidiaries or the issuance of any Equity Interests by the Borrower, the excess, if any, of (i) the sum of the cash received in connection with such Incurrence or issuance and in connection with unwinding any related Swap Contract in connection therewith over (ii) the investment banking fees, underwriting discounts and commissions, premiums, expenses, accrued interest and fees related thereto, taxes reasonably estimated to be payable and other out-of-pocket expenses and other customary expenses, incurred by the Borrower or such Subsidiary in connection with such Incurrence or issuance and any costs associated with unwinding any related Swap Contract in connection therewith and, in the case of Indebtedness of any Foreign Subsidiary, deductions in respect of withholding taxes that are or would otherwise be payable in cash if such funds were repatriated to the United States or Canada.

“New Loan Commitments” has the meaning specified in Section 2.14(a).

“New Term Facility” has the meaning specified in Section 2.14(a).

“New Term Loan” has the meaning specified in Section 2.14(a).

“Non-Consenting Lender” has the meaning specified in Section 3.08(b).

“Non-Defaulting Lender” means any Lender other than a Defaulting Lender.

“Non-Exclusive IP License” means (a) any non-exclusive lease, sublease or cross-lease or non-exclusive license, sublicense or cross-license of any IP Rights or (b) any exclusive lease, sublease or cross-lease or exclusive license, sublicense or cross-license of any IP Rights that constitutes an exclusive lease, sublease or cross-lease or exclusive license, sublicense or cross-license solely with respect to the use of any IP Rights (i) in a particular geography in which the Borrower and its Subsidiaries do not then engage in substantial operations, (ii) in a particular business or product line with respect to which the Borrower and its Subsidiaries are not then engaged, or (iii) that are not material to the business of the Borrower and its Subsidiaries, taken as a whole.

“Non-Loan Party” means any Subsidiary of the Borrower that is not a Loan Party.

“Note” means a Term Note.

“NPL” means the National Priorities List under CERCLA.

“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, Secured Cash Management Agreement or Secured Hedge Agreement, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees, premiums, expenses, indemnities and other amounts that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees and other amounts are allowed claims in such proceeding; provided that (a) obligations of any Loan Party under any Secured Cash Management Agreement or Secured Hedge Agreement shall be secured and guaranteed pursuant to the Collateral Documents only to the extent that, and for so long as, the other Obligations are so secured and guaranteed, (b) any release of Collateral or Guarantors effected in the manner permitted by this Agreement shall not require the consent of holders of obligations under Secured Hedge Agreements or Secured Cash Management Agreements and (c) the Obligations with respect to any Guarantor shall not include Excluded Swap Obligations of such Guarantor. Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include (a) the obligation to pay principal, interest, charges, expenses, fees, premiums, indemnities and other amounts payable by any Loan Party under any Loan Document and (b) the obligation of any Loan Party to reimburse any amount in respect of any of the foregoing pursuant to Section 10.04.

“OID” means original issue discount.

“Organization Documents” means (a) with respect to any corporation, the certificate, notice of articles, articles of incorporation, articles and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction), and if applicable, unanimous shareholder agreements or unanimous shareholder declarations, (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating or limited liability company agreement (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction) and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture, trust or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising solely from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment, grant of a participation, designation of a new office for receiving payments by or on account of the Borrower or other transfer (other than an assignment or designation of a new office made pursuant to Section 3.01(f) or 3.08).

“Outstanding Amount” means, with respect to the Term Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of the Term Loans occurring on such date.

“Participant” has the meaning specified in Section 10.07(d).

“Participant Register” has the meaning specified in Section 10.07(m).

“PATRIOT Act” has the meaning specified in Section 10.22.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Funding Rules” means the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Plans and set forth in Section 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

“Permitted Debt” has the meaning specified in Section 7.01.

“Permitted Investments” means:

(1) any Investment in cash and Cash Equivalents or Investment Grade Securities and Investments that were Cash Equivalents or Investment Grade Securities when made;

(2) any Investment in any Borrower or in any Subsidiary; provided that the aggregate amount of Investments in non-Loan Parties by Loan Parties pursuant to this clause (2), together with the aggregate amount of Investments incurred under clause (3)(a)(y)(2) below, shall not exceed 10% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period at any time;

(3) any acquisition of (i) all or substantially all of the property and assets or businesses of any Person or of assets constituting a business unit, a division or line of business of a Person or (ii) any acquisition of 100% of the Equity Interests of any Person (including any such acquisition effected by a transaction or series of related transactions pursuant to which any Person is merged, consolidated or amalgamated with or into the Borrower or any Wholly Owned Subsidiary) that, upon consummation thereof, will be a Wholly Owned Subsidiary of the Borrower; provided that:

(a) subject to provisions set forth in Section 1.02(i), both before and immediately after giving effect to any such acquisition, (x) no Event of Default shall have occurred and be continuing or immediately result therefrom on the date of such acquisition and (y)(1) on a Pro Forma Basis measured as of the last day of the most recently ended Test Period, the Total Net Leverage Ratio does not exceed the lesser of (I) the Closing Date Total Net Leverage Ratio or (II) the Financial Covenant level then in effect and (2) the aggregate consideration allocable to property or assets acquired by Non-Loan Parties, and acquisitions of Equity Interests of Persons that do not become Loan Parties, together with the aggregate amount of Investments incurred under clause (2) above, shall not exceed $[Redacted] (it being understood that such allocation shall be determined in good faith by the Borrower in the case of any acquisition pursuant to which a portion of the property or assets acquired are acquired by Non-Loan Parties or involving the acquisition of multiple Persons);

(b) to the extent required by this Agreement, (x) the property, assets and businesses acquired in such purchase or acquisition shall become Collateral and (y) any such newly created or acquired Wholly Owned Subsidiary that is required to become a Guarantor shall become a Guarantor within the time periods contemplated set forth herein;

(c) the Borrower shall have delivered to the Administrative Agent a description of the proposed acquisition and, with respect to any acquisition involving consideration in excess of $[Redacted], due diligence materials and a quality of earnings report or similar third-party financial diligence report; and

(d) the proposed acquisition is consensual (not “hostile”), and, if applicable, has been approved by the acquisition target’s Board of Directors, and the Borrower is in compliance with Section 6.18;

(4) [reserved];

(5) [reserved];

(6) any Investment (x) existing on the Closing Date and listed on Schedule 7.05 to the Disclosure Letter, (y) made pursuant to binding commitments in effect on the Closing Date and listed on Schedule 7.05 to the Disclosure Letter or (z) that replaces, refinances, refunds, renews or extends any Investment described under either of the immediately preceding clauses (x) or (y); provided that any such Investment is in an amount that does not exceed the amount replaced, refinanced, refunded, renewed or extended, except as otherwise permitted under another clause of this definition or otherwise under Section 7.05;

(7) loans and advances to, or guarantees of Indebtedness of, employees, directors, officers, managers, consultants or independent contractors in an aggregate amount, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, not in excess of 5% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period outstanding at any one time in the aggregate;

(8) [reserved];

(9) [reserved];

(10) Swap Contracts and cash management services permitted under Section 7.01(j), other than as would be permitted solely by reference to this clause (10);

(11) [reserved];

(12) additional Investments by the Borrower or any of its Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed 10% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period;

(13) Investments consisting of the leasing, licensing or sublicensing of IP Rights on a non-exclusive basis in the ordinary course of business or pursuant to joint marketing arrangements with other Persons;

(14) Investments consisting of purchases or acquisitions of inventory, supplies, materials and equipment or other rights or assets or services, in each case in the ordinary course of business;

(15) Investments of a Subsidiary acquired after the Closing Date or of an entity merged into or amalgamated or consolidated with a Subsidiary in a transaction that is permitted by Section 7.03 (other than as would be permitted solely by reference to this clause 15) after the Closing Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(16) guarantees of Indebtedness permitted to be Incurred under Section 7.01 (other than as would be permitted solely by reference to this clause (16)) and obligations relating to such Indebtedness and guarantees (other than guarantees of Indebtedness) in the ordinary course of business;

(17) extensions of trade credit in the ordinary course of business by the Borrower or any of the Subsidiaries;

(18) Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers (or equivalent or similar provisions of the PPSA or equivalent or similar statutes of any jurisdiction);

(19) Investments in joint ventures of the Borrower or any of its Subsidiaries in an aggregate amount, taken together with all other Investments made pursuant to this clause (19), not to exceed 5% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period;

(20) accounts receivable, security deposits and prepayments and other credits granted or made in the ordinary course of business and any Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors, including in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, such account debtors, in each case in the ordinary course of business;

(21) Investments acquired as a result of a foreclosure by the Borrower or any Subsidiary with respect to any secured Investments or other transfer of title with respect to any secured Investment in default; and

(22) Investments resulting from pledges and deposits that are Permitted Liens, other than as would be permitted solely by reference to this clause (22).

“Permitted Liens” means, with respect to any Person:

(1) Liens Incurred in connection with workers’ compensation laws, unemployment insurance laws or similar legislation, or in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or to secure import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s, landlords’, materialmen’s, repairman’s, construction contractors’, mechanics’ or other like Liens, in each case for sums not yet overdue or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review (or which, if due and payable, are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained, to the extent required by IFRS);

(3) Liens for Taxes, assessments or other governmental charges or levies (i) which are not yet due or payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained to the extent required by IFRS;

(4) survey exceptions, encumbrances, ground leases, easements, restrictions, protrusions, encroachments or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, gas and oil pipelines and other similar purposes, reservations of rights, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely interfere with the ordinary conduct of the business of such Person;

(5) Liens Incurred to secure obligations in respect of Indebtedness permitted to be Incurred pursuant to Section 7.01(a) or (d) and obligations secured ratably thereunder; provided that, in the case of clause (d) (i) such Lien attaches concurrently with or within one hundred eighty (180) days after the acquisition, construction, repair, replacement or improvement (as applicable) of the assets subject to such Lien and (ii) such Lien extends only to the assets the acquisition, lease, construction, repair, replacement or improvement of which is financed thereby and any replacements, additions and accessions thereto and any income or profits thereof and customary security deposits related thereto; provided that individual financings provided by a lender pursuant to clause (d) may be cross collateralized to other financings of equipment provided by such lender or its affiliates permitted by this Agreement;

(6) Liens existing on the Closing Date and listed on Schedule 7.02 to the Disclosure Letter and any modifications, replacements, renewals or extensions thereof; provided that the Lien does not extend to any additional property other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien or (B) proceeds and products thereof;

(7) Liens on assets of (but not Equity Interests in) a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further that such Liens are limited to all or a portion of the assets (and improvements on such assets) that secured (or, under the written arrangements under which the Liens arose, could secure) the obligations to which such Liens relate; provided further that for purposes of this clause (7), if a Person becomes a Subsidiary, any Subsidiary of such Person shall be deemed to become a Subsidiary of the Borrower, and any property or assets of such Person or any Subsidiary of such Person shall be deemed acquired by the Borrower at the time of such merger, amalgamation or consolidation; provided further that the Indebtedness secured by such Lien is permitted to be Incurred in accordance with Section 7.01;

(8) Liens on assets at the time the Borrower or any Subsidiary acquired the assets, including any acquisition by means of a merger, amalgamation or consolidation with or into the Borrower or such Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further that such Liens are limited to all or a portion of the property or assets (and improvements on such property or assets) that secured (or, under the written arrangements under which the Liens arose, could secure) the obligations to which such Liens relate; provided further that for purposes of this clause (8), if, in connection with an acquisition by means of a merger, amalgamation or consolidation with or into the Borrower or any Subsidiary, a Person other than the Borrower or Subsidiary is the successor company with respect thereto, any Subsidiary of such Person shall be deemed to become a Subsidiary of the Borrower or such Subsidiary, as applicable, and any property or assets of such Person or any such Subsidiary of such Person shall be deemed acquired by the Borrower or such Subsidiary, as the case may be, at the time of such merger, amalgamation or consolidation; provided further that the Indebtedness secured by such Lien is permitted to be Incurred in accordance with Section 7.01;

(9) Liens securing Swap Contracts Incurred in accordance with Section 7.01;

(10) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit entered into in the ordinary course of business issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(11) leases, subleases, licenses, sublicenses, occupancy agreements or assignments of or in respect of real or personal property;

(12) Liens arising from, or from Uniform Commercial Code or PPSA (or equivalent or similar statutes of any jurisdiction) financing statement filings regarding, operating leases or consignments entered into by the Borrower and the Guarantors in the ordinary course of business;

(13) Liens in favor of the Borrower or any Guarantor;

(14) deposits made or other security provided in the ordinary course of business to secure liability of the Borrower and the Subsidiaries to insurance carriers or under self-insurance arrangements in respect of such obligations;

(15) grants of Non-Exclusive IP Licenses;

(16) judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(17) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(18) Liens Incurred to secure Cash Management Services and other “bank products” in the ordinary course of business (including those described in Sections 7.01(j) and (w));

(19) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) or (9), or succeeding clause (20) of this definition or this clause (19); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured (or, under the written arrangements under which the original Lien arose, could secure) the original Lien (plus any replacements, additions, accessions and improvements on such property), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (7), (8) or (9), or succeeding clause (20) of this definition at the time the original Lien became a Permitted Lien, and (B) an amount necessary to pay any fees and expenses, including unpaid accrued interest and the aggregate amount of premiums (including tender premiums), and underwriting discounts, defeasance costs and fees and expenses in connection therewith, related to such refinancing, refunding, extension, renewal or replacement and (z) any amounts Incurred under this clause (19) as a refinancing indebtedness of clause (22) of this definition hereunder shall reduce the amount available under such clause (22);

(20) other Liens securing obligations the principal amount of which does not exceed 10% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period at any one time outstanding (after giving effect to clause (19) above as applicable);

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation and exportation of goods in the ordinary course of business;

(22) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision (or equivalent or similar provisions of the PPSA or equivalent or similar statutes of any jurisdiction), on items in the course of collection; (ii) attaching to pooling, commodity trading accounts or other commodity brokerage accounts Incurred in the ordinary course of business; and (iii) in favor of banking or other financial institutions or entities, or electronic payment service providers, arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking or finance industry;

(23) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks or other Persons not given in connection with the issuance of Indebtedness; (ii) relating to pooled deposit or sweep accounts of the Borrower or any Subsidiary to permit satisfaction of overdraft or similar obligations Incurred in the ordinary course of business of the Borrower and its Subsidiaries; or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any Subsidiary in the ordinary course of business;

(24) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(25) Liens on assets of Non-Loan Parties securing Indebtedness permitted to be Incurred by such Non-Loan Parties in accordance with Section 7.01(t);

(26) Liens disclosed by the title insurance policies delivered on or subsequent to the Closing Date for any Mortgaged Property in accordance with Section 6.14 and any replacement, extension or renewal of any such Liens (so long as the Indebtedness and other obligations secured by such replacement, extension or renewal Liens are permitted by Section 7.01); provided that such replacement, extension or renewal Liens do not cover any property other than the property that was subject to such Liens prior to such replacement, extension or renewal;

(27) Liens arising solely by virtue of any statutory or common law provision or customary business provision relating to banker’s liens, rights of set-off or similar rights;

(28) (a) Liens solely on any cash money deposits made by the Borrower or any Subsidiary in connection with any letter of intent or other agreement in respect of any Permitted Investment and (b) Liens on advances of cash or Cash Equivalents in favor of the seller of any property to be acquired in a Permitted Investment to be applied against the purchase price for such Investment;

(29) the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business;

(30) Liens on securities that are the subject of repurchase agreements constituting Cash Equivalents under clause (4) of the definition thereof;

(31) rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Borrower or any of its Subsidiaries or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(32) restrictive covenants affecting the use to which real property may be put; provided that such covenants are complied with;

(33) zoning by-laws, building and other land use restrictions, including, without limitation, site plan agreements, development agreements and contract zoning agreements; and

(34) any interest or title of a lessor, sublessor, licensor or sublicensor or secured by a lessor’s, sublessor’s, licensor’s or sublicensor’s interest under leases, licenses or sublicenses entered into by the Borrower or any of the Subsidiaries in the ordinary course of business or consistent with industry practice.

For purposes of determining compliance with this definition, (x) a Lien need not be Incurred solely by reference to one category of Permitted Liens described in this definition but may be Incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (y) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Borrower shall, in its sole discretion, classify (but not reclassify thereafter) such Lien (or any portion thereof) in any manner that complies with this definition.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority, unincorporated organization or other entity.

“Personal Data” means, with respect to any customer and/or any employee, agent, principal or customer of a customer, in each case, who is a natural person, such natural person’s name, address, telephone number, social security number, driver’s license number, state-issued identification card number, financial account numbers, credit card numbers, debit card numbers, or any security code, access code, personal identification number or password that allows for the identification or, or contact with, such natural person.

“Personal Property” means goods, intangibles, investment property, instruments, chattel paper, documents of title and money (each as defined in the PPSA).

“Plan” means any “employee benefit plan” (other than a Multiemployer Plan) within the meaning of Section 3(3) of ERISA that is maintained or is contributed to by a Loan Party or any ERISA Affiliate and is subject to Title IV of ERISA or the minimum funding standards under Section 412 of the Code or Section 302 of ERISA.

“Platform” has the meaning specified in Section 6.01.

“Pledged Debt” means “Pledged Debt” as defined in the Security Agreement.

“Pledged Interests” means “Pledged Interests” as defined in the Security Agreement.

“PPSA” means the Personal Property Security Act (British Columbia) and the regulations thereunder, as from time to time in effect; provided, that in the event that, by reason of mandatory provisions of law, any or all of the validity, attachment, perfection (or opposability), effect of perfection or non-perfection, or priority of or remedies with respect to, the Collateral Agent’s Lien in any Collateral is governed by the personal property security laws or laws relating to movable property of any jurisdiction other than the Province of British Columbia, the term “PPSA” shall include those personal property security laws or laws relating to movable property in such other jurisdiction (including, in the case of Quebec, the Civil Code of Quebec and the regulations thereunder) solely for purposes of the provisions thereof relating to such validity, attachment, perfection (or opposability), effect of perfection or non-perfection, priority of or remedies and for purposes of definitions relating to such provisions.

“PPSA Registration Collateral” has the meaning specified in Section 4.01.

“Prepayment Amount” has the meaning specified in Section 2.05(c).

“Prepayment Date” has the meaning specified in Section 2.05(c).

“Prime Lending Rate” means, for any day, the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by Administrative Agent) or any similar release by the Federal Reserve Board (as determined by Administrative Agent), in each case, for such date. Each change in the Prime Lending Rate shall be effective on the date that such change is effective. The prime rate is not necessarily the lowest rate charged by any financial institution to its customers.

“Pro Forma Basis”, “Pro Forma Compliance” and “Pro Forma Effect” mean, with respect to the calculation of any test or condition, financial ratio, basket or covenant under this Agreement, including the calculation of Total Net Leverage Ratio and Consolidated Net Tangible Assets (and any components thereof), of any Person and its Subsidiaries, as of any date, that pro forma effect will be given to any Specified Transaction that has occurred during the Test Period being used to calculate such test or condition, financial ratio, basket or covenant (the “Reference Period”), or, subject to Section 1.10, subsequent to the end of the Reference Period but prior to such date or prior to or substantially simultaneously with the event for which a determination under this definition is made (including any such event occurring at a Person who became a Subsidiary of the subject Person or was merged, amalgamated or consolidated with or into the subject Person or any other Subsidiary of the subject Person after the commencement of the Reference Period), as if each such event occurred on the first day of the Reference Period); provided that no amount shall be included in Consolidated EBITDA pursuant to this definition to the extent duplicative of amounts that are otherwise included in calculating Consolidated EBITDA, whether through a pro forma adjustment, add back, exclusion, deemed figure or otherwise, for the Reference Period.

For purposes of making any computation referred to above:

(1) if any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date for which a determination under this definition is made had been the applicable rate for the entire period (taking into account any Swap Contracts applicable to such Indebtedness if such Swap Contracts has a remaining term in excess of 12 months);

(2) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer, in his or her capacity as such and not in his or her personal capacity, of the Borrower or a direct or indirect parent of the Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS;

(3) interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Borrower may designate; and

(4) interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

“Pro Forma Financial Statements” means the financial statements required to be delivered by the Loan Parties to the Administrative Agent pursuant to Section 6.01(c).

“Pro Rata Share” means, with respect to each Lender and any Facility or all the Facilities or any Tranche or all the Tranches (as the case may be) at any time, a fraction (expressed as a percentage, carried out to the ninth decimal place, and subject to adjustment as provided in Section 2.17), the numerator of which is the amount of the Commitments of such Lender under the applicable Facility or the Facilities or Tranche or Tranches (and, in the case of any Term Loan Tranche after the applicable borrowing date and without duplication, the outstanding principal amount of Term Loans under such Tranche, of such Lender, at such time) at such time and the denominator of which is the amount of the Aggregate Commitments under the applicable Facility or the Facilities or Tranche or Tranches at such time (and, in the case of any Term Loan Tranche and without duplication, the outstanding principal amount of Term Loans under such Tranche, at such time); provided that if the commitment of each Lender to make Loans shall have been terminated pursuant to Section 8.02, then the Pro Rata Share of each Lender shall be determined based on the Pro Rata Share of such Lender immediately prior to such termination and after giving effect to any subsequent assignments made pursuant to the terms hereof. The initial Pro Rata Share of each Lender is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender became a party hereto, as applicable.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” has the meaning specified in Section 6.01.

“Quality of Earnings Report” means the quality of earnings report obtained by the Borrower in connection with the Acquisition and dated as of April 30, 2021, copies of which have been delivered to the Administrative Agent prior to Closing Date.

“Recipient” means the Administrative Agent, the Collateral Agent or any Lender, as applicable.

“Reference Period” has the meaning specified in the definition of “Pro Forma Basis.”

“Reference Time” means, with respect to any setting of the then-current Benchmark, (1) if such Benchmark is Eurodollar Rate, 11:00 a.m. (London time) on the day that is two (2) Business Days prior to the first day of such Interest Period, and (2) if such Benchmark is not Eurodollar Rate, the time determined by the Administrative Agent in its discretion.

“Refinancing” has the meaning given specified in the definition of “Transactions.”

“Refinancing Indebtedness” has the meaning specified in Section 7.01(n).

“Register” has the meaning specified in Section 10.07(c).

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business; provided that any assets received by the Borrower or a Subsidiary in exchange for assets transferred by the Borrower or a Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless such Person is, or upon receipt of the securities of such Person, such Person would become a Subsidiary.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, members, directors, managers, officers, employees, agents, attorneys-in-fact, trustees and advisors of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the Environment or within, from or into any building, structure, facility or fixture.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“Relevant Transaction” has the meaning specified in Section 2.02(b)(ii).

“Replaceable Lender” has the meaning specified in Section 3.08(a).

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30-day notice period has been waived.

“Required Lenders” means, as of any date of determination, Lenders having more than 50.0% of the sum of the (a) Total Outstandings and (b) aggregate unused Term Commitments.

“Responsible Officer” means the chief executive officer, a member of the Board of Directors, president, senior vice president, executive vice president, chief financial officer, chief legal officer (or equivalent), controller, treasurer or assistant treasurer, secretary or assistant secretary or other similar officer of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment” has the meaning specified in Section 7.05.

“Sanctioned Country” means any country or territory that is the subject of comprehensive Sanctions Laws and Regulations that broadly prohibit dealings or transactions in, with or involving such country or territory (including Cuba, Iran, North Korea, Syria, and the Crimea region).

“Sanctions Laws and Regulations” means any applicable sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, (i) the PATRIOT Act, the Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (66 Fed. Reg. 49079 (2001)), the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act, Section 1245 of the National Defense Authorization Act of 2012, Part II.1 of the Criminal Code, R.S.C. 1985, c. C-46, The Proceeds of Crime (Money Laundering) and Terrorist Financing Act, S.C. 2000, c. 17, the Special Economic Measures Act, S.C. 1992, c. 17, and the United Nations Act, R.S.C. 1985, c.U-2 or any similar Canadian legislation, all as amended, any of the foreign assets control regulations (31 C.F.R., Subtitle B, Chapter V, as amended) and any other law, regulation or executive order relating thereto administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and (ii) any similar law, regulation or executive order enacted, imposed, administered or enforced by the United States, the United Nations Security Council, the Government of Canada and any other applicable Governmental Authority or enacted, imposed, administered or enforced by the respective governmental institutions or agencies of any of the foregoing (as any of the foregoing laws, regulations or executive orders, in each case of this definition, may be amended, extended, renewed, replaced, restated, supplemented or otherwise modified from time to time).

“S&P” means S&P Global Ratings and any successor thereto.

“Screen Rate” means the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over administration of that rate) for the relevant currency and Interest Period displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate). If such page or service ceases to be available, the Administrative Agent may specify another page or service, displaying the relevant rate after consultation with the Borrower; provided that, in the event such rate does not appear on a page of the Reuters screen, on the appropriate page of such other information service that publishes such rate as shall be selected by the Administrative Agent from time to time in its reasonable discretion. If, as to any currency, no Screen Rate shall be available for a particular Interest Period but Screen Rates shall be available for maturities both longer and shorter than such Interest Period, then the Screen Rate for such Interest Period shall be the Interpolated Rate. Notwithstanding the foregoing, if the Screen Rate, determined as provided above, would otherwise be less than zero, then the Screen Rate shall be deemed to be zero for all purposes.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between any Borrower Party and any Cash Management Bank, except for any such Cash Management Agreement designated by the Borrower in writing to the Administrative Agent and the relevant Cash Management Bank or Hedge Bank, as applicable, as an “unsecured cash management agreement” as of the Closing Date or, if later, on or about the time of entering into such Cash Management Agreement.

“Secured Hedge Agreement” means any Swap Contract permitted under Article VII that is entered into by and between any Borrower Party and any Hedge Bank, except for any such Swap Contract designated by the Borrower and the applicable Hedge Bank in writing to the Administrative Agent as an “unsecured hedge agreement” as of the Closing Date or, if later, as of the time of entering into such Swap Contract.

“Secured Obligations” has the meaning specified in the Security Agreement.

“Secured Parties” means, collectively, the Administrative Agent, the Collateral Agent, the Lenders, the Hedge Banks to the extent they are party to one or more Secured Hedge Agreements, the Cash Management Banks to the extent they are party to one or more Secured Cash Management Agreements and each co-agent or subagent appointed by the Administrative Agent or the Collateral Agent from time to time pursuant to Article IX.

“Security Agreement” means, collectively, (a) the U.S. Security Agreement dated as of the date hereof executed by the Loan Parties party thereto, substantially in the form of Exhibit F-1 (the “U.S. Security Agreement”) and (b) the Canadian Security Agreement dated as of the date hereof executed by the Loan Parties party thereto, substantially in the form of Exhibit F-2 (the “Canadian Security Agreement”) and, together with each other security agreement and security agreement supplement executed and delivered pursuant to Section 6.12, 6.14 or 6.16.

“Security Agreement Supplement” has the meaning specified in the Security Agreement.

“Similar Business” means any business engaged or proposed to be engaged in by the Borrower and its Subsidiaries on the Closing Date and any business or other activities that are similar, ancillary, complementary, incidental or related thereto, or a reasonable extension, development or expansion of, the businesses in which the Borrower and its Subsidiaries are engaged on the Closing Date.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Solvent” means, with respect to any Person on any date of determination, that on such date (a) the fair value of the assets of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is greater than or equal to the total amount that will be required to pay the probable liabilities, including contingent liabilities, of such Person as they become absolute and matured, (c) the capital of such Person is not unreasonably small in relation to its business as contemplated on such date of determination and (d) such Person has not and does not intend to, and does not believe that it will, incur debts or other obligations, including current obligations, beyond its ability to pay such debts and liabilities as they become due (whether at maturity or otherwise). The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability or, if a different methodology is prescribed by applicable Laws, as prescribed by such Laws.

“SPC” has the meaning specified in Section 10.07(g).

“Specified Acquisition Agreement Representations” means the representations made by or with respect to the Company and its Subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower or its Affiliates have the right (determined without regard to any notice requirement) to terminate its obligations under the Acquisition Agreement or to decline to consummate the Acquisition as a result of a breach of one or more of such representations in the Acquisition Agreement.

“Specified Representations” means the representations and warranties with respect to the Borrower and the Guarantors set forth herein relating to corporate or other organizational existence, organizational power and authority of the Borrower and the Guarantors (as they relate to due authorization, execution, delivery and performance of the Loan Documents); due authorization, execution, delivery and enforceability, in each case relating to the entering into and performance of the Loan Documents by the Borrower and the Guarantors; solvency as of the Closing Date (after giving effect to the Transactions) of the Loan Parties and their Subsidiaries on a consolidated basis; no violations of, or conflicts with, (x) charter documents or (y) to the extent such violation or conflict results in a Material Adverse Effect, applicable law, in each case, as it relates to the Loan Documents; Federal Reserve margin regulations; the Investment Company Act; use of proceeds not in violation of OFAC, FCPA, the Corruption of Foreign Public Official Act (Canada); PATRIOT Act or other anti-terrorism and anti-corruption laws; and the creation, perfection and first priority status (with respect to the Facilities) of the security interests in the Collateral (subject to Permitted Liens).

“Specified Transaction” means (a) solely for purposes of determining any applicable cash balance, any contribution of capital of the Borrower (including as a result of an Equity Issuance) or (b) any Investment that results in a Person becoming a Subsidiary, any acquisition or any Disposition that results in a Person ceasing to be a Subsidiary of the Borrower, any Investment constituting an acquisition of assets constituting a business unit, line of business, division or substantially all of the assets of another Person or any Disposition of a business unit, line of business or division of the Borrower or any of the Subsidiaries, in each case whether by merger, consolidation, amalgamation or otherwise or any Incurrence or repayment of Indebtedness (excluding Indebtedness Incurred or repaid under any revolving credit facility or line of credit for ordinary course working capital).

“Stated Maturity” means with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the FRB to which the Administrative Agent is subject with respect to the Adjusted Eurodollar Rate, for Eurodollar funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the FRB). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurodollar Rate Loans shall be deemed to constitute Eurodollar funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Stock Certificates” means the meaning specified in Section 4.01.

“Subordinated Indebtedness” means (a) with respect to the Borrower, any Indebtedness of the Borrower which is by its terms expressly subordinated in right of payment to the Obligations, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms expressly subordinated in right of payment to its Guarantee of the Obligations.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of the Voting Stock is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, (2) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any Person that is consolidated in the consolidated financial statements of the specified Person in accordance with IFRS.

“Supplemental Agent” has the meaning specified in Section 9.14(a).

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any obligations or liabilities under any such master agreement.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Borrowing” means a borrowing of the same Type of Term Loan of a single Tranche from all the Lenders having Term Commitments or Term Loans of the respective Tranche on a given date (or resulting from a conversion or conversions on such date) having in the case of Eurodollar Rate Loans, the same Interest Period.

“Term Commitment” means, as to each Term Lender, (i) its Initial Term Commitment, (ii) its Term Commitment Increase or (iii) its New Loan Commitment. The amount of each Lender’s Initial Term Commitment is as set forth in the definition thereof and the amount of each Lender’s other Term Commitments shall be as set forth in the Assignment and Assumption, or in the amendment or agreement relating to the respective Term Commitment Increase, New Loan Commitment pursuant to which such Lender shall have assumed its Term Commitment, as the case may be, as such amounts may be adjusted from time to time in accordance with this Agreement.

“Term Commitment Increase” has the meaning specified in Section 2.14(a).

“Term Facility” means a facility in respect of any Term Loan Tranche, as the context may require.

“Term Lender” means (a) at any time on or prior to the Closing Date, any Lender that has an Initial Term Commitment at such time and (b) at any time after the Closing Date, any Lender that holds Term Loans and/or Term Commitments at such time.

“Term Loan” means an advance made by any Term Lender under any Term Facility.

“Term Loan Tranche” means the respective facility and commitments utilized in making Term Loans hereunder, with there being one Tranche on the Closing Date, i.e. Initial Term Loans and Initial Term Commitments. Additional Term Loan Tranches may be added after the Closing Date, i.e., New Term Loans, and New Loan Commitments.

“Term Note” means a promissory note of the Borrower payable to any Term Lender or its registered assigns, in substantially the form of Exhibit B-1 hereto, evidencing the indebtedness of the Borrower to such Term Lender resulting from the Term Loans under the same Term Loan Tranche made or held by such Term Lender.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Test Period” means, on any date of determination, with respect to the Borrower Parties on a consolidated basis, the four (4) consecutive fiscal quarters of the Borrower Parties most recently then ended and for which financial statements and a Compliance Certificate have been or are required to have been delivered to the Administrative Agent pursuant to Section 6.01(a) and Section 6.02(b).

“Threshold Amount” means $5,000,000.

“Total Net Leverage Ratio” means, on any date of determination, the ratio of (a) Consolidated Total Debt of the Borrower Parties as of such date to (b) Consolidated EBITDA of the Borrower Parties for the Test Period most recently then ended.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans.

“Tranche” means any Term Loan Tranche.

“Transactions” means, collectively, (a) the payment in full of all existing third party Indebtedness for borrowed money of the Borrower, the Company and/or its Subsidiaries, including Indebtedness of the Company and its Subsidiaries that are party to the Existing Credit Agreement but excluding any Permitted Indebtedness, on the Closing Date, and the termination and release of all related guaranties and security interests (or making arrangements for such release that are reasonably satisfactory to the Administrative Agent), on or prior to the Closing Date in a manner reasonably satisfactory to the Administrative Agent (collectively, the “Refinancing”), (b) the execution, delivery and performance by the Loan Parties of the Loan Documents and the borrowing of Initial Term Loans on the Closing Date, (c) the consummation of the Merger and the Acquisition and the other transactions contemplated by the Acquisition Agreement and (d) the payment of the fees, premiums, expenses and other transaction costs (including original issue discount and upfront fees) payable or otherwise borne by the Borrower and its Subsidiaries in connection with the foregoing transactions and the transactions contemplated thereby (the “Transaction Costs”).

“Transaction Costs” has the meaning given to such term in the definition of “Transactions.”

“Treasury Rate” means, as of any assignment, acceleration, repayment or prepayment date, the rate (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two (2) Business Days prior to the assignment, acceleration, repayment or prepayment date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) equal to the then current yield to maturity on the most actively traded U.S. Treasury security having a maturity equal to the period from such assignment, acceleration, repayment or prepayment date through the first anniversary of the Closing Date. In the event there are not actively traded U.S. Treasury securities with a maturity equal to such period, then the yield to maturity shall be determined by linear interpolation using the closest, but shorter, maturity for actively traded U.S. Treasury securities and the closest, but longer, maturity for actively traded U.S. Treasury securities. For purposes of this Agreement, in no event shall the Treasury Rate be less than 0%.

“Type” means, with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

“UCC Filing Collateral” has the meaning specified in Section 4.01.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unfunded Advances” means, with respect to the Administrative Agent, the aggregate amount, if any (a) made available to the Borrower on the assumption that each Lender has made available to the Administrative Agent such Lender’s share of the applicable Borrowing available to the Administrative Agent as contemplated by Section 2.12(b) and (b) with respect to which a corresponding amount shall not in fact have been returned to the Administrative Agent by the Borrower or made available to the Administrative Agent by any such Lender.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction to the extent it may be required to apply to any item or items of Collateral.

“United States” and “U.S.” mean the United States of America.

“Unpaid Amount” has the meaning specified in Section 7.05.

“U.S. Guarantors” means, collectively, all Guarantors that are incorporated or organized under the laws of the United States, any state thereof or the District of Columbia.

“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote (without regard to the occurrence of any contingency) in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the number of years (and/or portion thereof) obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment, in respect of such Disqualified Stock, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Withholding Agent” means any Loan Party and the Administrative Agent.

“Wholly Owned Subsidiary” of any Person means a direct or indirect Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals or other third parties to the extent required by applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

“Working Capital” means, with respect to the Borrower and the Subsidiaries on a consolidated basis, Consolidated Current Assets minus Consolidated Current Liabilities.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02 Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b) The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(c) References in this Agreement to an Exhibit, Schedule, Article, Section, clause or subclause refer (A) to the appropriate Exhibit or Schedule to, or Article, Section, clause or subclause in this Agreement or (B) to the extent such references are not present in this Agreement, to the Loan Document in which such reference appears.

(d) The term “including” is by way of example and not limitation.

(e) The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(f) Any reference herein to any Person shall be construed to include such Person’s successors and assigns.

(g) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(h) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(i) In measuring compliance with this Agreement with respect to any Investment for which the Borrower or any Subsidiary thereof may not terminate its obligations under the documentation therefor due to a lack of financing for such Investment (whether by merger, consolidation, amalgamation or other business combination or acquisition of Capital Stock or otherwise) (any such Investment, a “Limited Conditionality Transaction”), for purposes of determining:

(1) whether any Indebtedness that is being Incurred in connection with such Limited Conditionality Transaction is permitted to be Incurred in compliance with Section 7.01;

(2) whether any Lien being Incurred in connection with such Limited Conditionality Transaction or to secure any such Indebtedness is permitted to be Incurred in accordance with Section 7.02 or the definition of “Permitted Liens”;

(3) whether any other transaction undertaken or proposed to be undertaken in connection with such Limited Conditionality Transaction complies with the covenants or agreements contained in this Agreement;

(4) whether any representation or warranty set forth herein is true or correct; and

(5) any calculation of the ratios or baskets, including Total Net Leverage Ratio, Consolidated EBITDA, Consolidated Net Income and Consolidated Net Tangible Assets; and

(6) subject to clause (b) below, whether a Default or Event of Default exists in connection with the foregoing,

at the option of the Borrower, the date that the definitive agreement for such Limited Conditionality Transaction is entered into (the “Transaction Agreement Date”) may be used as the applicable date of determination, as the case may be, in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Pro Forma Basis” or “Consolidated EBITDA” (provided that, notwithstanding the Borrower’s election to use the Transaction Agreement Date under this Section 1.02(i), the Borrower may elect (in its discretion) to re-determine all (but not less than all) of clauses (1) through (6) above at the time of the consummation of such transaction). For the avoidance of doubt, if the Borrower elects to use the Transaction Agreement Date as the applicable date of determination in accordance with the foregoing, (a) any fluctuation or change in the Total Net Leverage Ratio, Consolidated EBITDA, Consolidated Net Income and/or Consolidated Net Tangible Assets of the Borrower from the Transaction Agreement Date to the consummation of such Limited Conditionality Transaction will not be taken into account for purposes of determining whether any Indebtedness or Lien that is being Incurred in connection with such Limited Conditionality Transaction, or in connection with compliance by the Borrower or any of the Subsidiaries with any other provision of the Loan Documents or any other transaction undertaken in connection with such Limited Conditionality Transaction, is permitted to be Incurred, (b) notwithstanding clause (6) above, to the extent that the relevant covenant or agreements contained in this Agreement require, as a condition to the making of such Investment or the Incurrence of any Indebtedness or Lien or the consummation of any other transaction undertaken or proposed to be undertaken in connection therewith, the absence of any Default or Event of Default, no Event of Default under Section 8.01(a), (f) or (g) shall be permitted to exist upon the consummation of such Limited Conditionality Transaction and (c) until such Limited Conditionality Transaction is consummated or such definitive agreements are terminated (or conditions in any conditional notice can no longer be met), when determining compliance of other transactions (including the Incurrence of Indebtedness and Liens unrelated to such Limited Conditionality Transaction) that are consummated after the Transaction Agreement Date and on or prior to the consummation of such Limited Conditionality Transaction and any such transactions (including any Incurrence of Indebtedness and the use of proceeds thereof), the Borrower shall be in compliance with such ratio, basket, or other requirement both with and without giving effect to such Limited Conditionality Transaction. Notwithstanding the foregoing, in the event that such Limited Conditionality Transaction shall not have occurred on or prior to the date that is sixty (60) days after the Transaction Agreement Date, such Investment and other transactions to be entered into in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof) shall cease to a Limited Conditionality Transaction for all purposes and all tests and conditions shall be required to be satisfied on the date of the consummation of such Investment and the other transactions entered into in connection therewith.

(j) As used in Article VII and the definitions of “Permitted Investments” and “Permitted Liens”, the term “Consolidated EBITDA” is deemed to refer to Consolidated EBITDA of the Borrower Parties for the Test Period most recently then ended.

Section 1.03 Accounting Terms.

(a) All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, IFRS, as in effect from time to time; provided, however, that at any time after the Closing Date, the Borrower may elect (by written notice to the Administrative Agent) to change its financial reporting (both hereunder and for its audited financial statements generally) from IFRS to GAAP, as in effect from time to time, in which case all references herein to IFRS (except for historical financial statements theretofore prepared in accordance with IFRS) shall instead be deemed references to the GAAP and the related accounting standards as shown in the first set of audited financial statements prepared in accordance therewith and delivered pursuant to this Agreement; provided, further, that, (i) if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring as a result of the adoption of GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Administrative Agent or the Required Lenders request an amendment to any provision hereof for such purpose), then such provision shall be interpreted on the basis of IFRS as otherwise required above (and without regard to any proviso to this sentence) until such notice shall have been withdrawn or such provision amended in accordance herewith; and (ii) if, after the adoption of IFRS by the Borrower, the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change in GAAP occurring after such adoption of GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding the foregoing, with respect to the Historical Financial Statements and all financial statements after any adoption of GAAP, all accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, as in effect on the date hereof; provided, however, that all obligations of any person that are or would be characterized as operating lease obligations in accordance with GAAP on December 31, 2015 (whether or not such operating lease obligations were in effect on such date) shall continue to be accounted for as operating lease obligations (and not as Capitalized Lease Obligations) for all purposes, regardless of any change in GAAP following December 31, 2015 that would otherwise require such obligations to be recharacterized (on a prospective or retroactive basis or otherwise) as Capitalized Lease Obligations.

(b) If at any time any change in IFRS or the application thereof would affect the computation or interpretation of any financial ratio, basket, requirement or other provision set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent and the Borrower shall negotiate in good faith to amend such ratio, basket, requirement or other provision to preserve the original intent thereof in light of such change in IFRS or the application thereof (subject to the approval of the Required Lenders not to be unreasonably withheld, conditioned or delayed); provided that, until so amended, (i) such ratio, basket, requirement or other provision shall continue to be computed or interpreted in accordance with IFRS or the application thereof prior to such change therein and (ii) the Borrower shall provide to the Administrative Agent and the Lenders a written reconciliation in form and substance reasonably satisfactory to the Administrative Agent, between calculations of such ratio, basket, requirement or other provision made before and after giving effect to such change in IFRS or the application thereof.

(c) Notwithstanding anything to the contrary contained in any Loan Document, all such financial statements shall be prepared, and all financial and other covenants contained herein or in any other Loan Document shall be calculated, in each case, without giving effect to any election under FASB ASC 825 (or any similar accounting principle) permitting a Person to value its financial liabilities at the fair value thereof.

Section 1.04 Rounding. Any financial ratios required to be maintained by the Borrower, or satisfied in order for a specific action to be permitted, under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05 References to Agreements and Laws. Unless otherwise expressly provided herein, (a) references to Organization Documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted by any Loan Document and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Section 1.06 Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight savings or standard, as applicable).

Section 1.07 Timing of Payment or Performance. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as specifically provided in Section 2.12 or as described in the definition of “Interest Period”) or performance shall extend to the immediately succeeding Business Day.

Section 1.08 Currency Equivalents Generally.

(a) Any amount specified in this Agreement (other than in Articles II, IX and X or as set forth in clause (b) of this Section 1.08) or any of the other Loan Documents to be in Dollars shall also include the equivalent of such amount in any currency other than Dollars, such equivalent amount to be determined at the rate of exchange quoted by the Reuters World Currency Page for such other currency at 11:00 a.m. (London time) on such day (or, in the event such rate does not appear on any Reuters World Currency Page, by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrower, or, in the absence of such agreement, such rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about 10:00 a.m. (New York City time) on such date for the purchase of Dollars for delivery two Business Days later); provided that if any basket is exceeded solely as a result of fluctuations in applicable currency exchange rates after the last time such basket was utilized, such basket will not be deemed to have been exceeded solely as a result of such fluctuations in currency exchange rates.

(b) For purposes of determining the Total Net Leverage Ratio, amounts denominated in a currency other than Dollars will be converted to Dollars for the purposes of calculating the Total Net Leverage Ratio at the Exchange Rate as of the date of calculation, and will, in the case of Indebtedness and Consolidated Total Indebtedness be the weighted average exchange rates used for determining Consolidated EBITDA for the relevant period, provided that if any Borrower Party has entered into any currency Swap Contracts in respect of any borrowings, the currency and amount of such borrowings shall be determined by first taking into account the effects of that currency Swap Contract.

(c) The Administrative Agent does not warrant, nor accept responsibility, nor shall the Administrative Agent have any liability with respect to the administration, submission or any other matter related to the rates in the definition of “Eurodollar Rate” or with respect to any comparable or successor rate thereto.

Section 1.09 [Reserved].

Section 1.10 Pro Forma Calculations. Notwithstanding anything to the contrary herein (subject to Section 1.02(i)), the Total Net Leverage Ratio, Consolidated EBITDA, Consolidated Net Income and Consolidated Net Tangible Assets shall be calculated (including for purposes of Sections 2.14 and 2.15) on a Pro Forma Basis with respect to each Specified Transaction occurring during the applicable Test Period to which such calculation relates, and/or subsequent to the end of the applicable Test Period but not later than the date of such calculation; provided that notwithstanding the foregoing, (a) when calculating the Total Net Leverage Ratio for purposes of determining actual compliance (and not Pro Forma Compliance or compliance on a “Pro Forma Basis”) with the Financial Covenant, any Specified Transaction and any related adjustment contemplated in the definition of Pro Forma Basis (and corresponding provisions of the definition of “Consolidated EBITDA”) that occurred subsequent to the end of the applicable Test Period shall not be given Pro Forma Effect and (b) in no event shall Excess Cash Flow (or, for purposes of calculating Excess Cash Flow, Consolidated Net Income) be calculated on a Pro Forma Basis.

Section 1.11 Calculation of Baskets. If any of the baskets set forth in this Agreement are exceeded solely as a result of fluctuations to Consolidated EBITDA or Consolidated Net Tangible Assets after the date such baskets were calculated for any purpose under this Agreement, such baskets will not be deemed to have been exceeded solely as a result of such fluctuations.

Section 1.12 Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

Section 1.13 Interest Rates. The Administrative Agent does not warrant, nor accept responsibility, nor shall the Administrative Agent have any liability with respect to the administration, submission or any other matter related to the rates in the definition of “Eurodollar Rate” or with respect to any comparable or successor rate thereto. The Administrative Agent shall not be under any obligation to (i) monitor, determine or verify the unavailability or cessation of LIBOR (or other applicable benchmark index), or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event, Benchmark Replacement Date, Benchmark Transition Start Date or Benchmark Unavailability Period, (ii) select, determine or designate any Benchmark Replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, (iii) select, determine or designate any Benchmark Replacement Adjustment, or other modifier to any replacement or successor index or (iv) to determine whether or what Benchmark Replacement Conforming Changes are necessary or advisable, if any, in connection with any of the foregoing.

ARTICLE II.

The Commitments and Borrowings

Section 2.01 The Loans.

(a) The Initial Term Borrowing. Subject to the terms and conditions set forth herein, each Term Lender with an Initial Term Commitment severally agrees to make a single loan denominated in Dollars (the “Initial Term Loans”) to the Borrower on the Closing Date in an amount not to exceed such Term Lender’s Initial Term Commitment. The Initial Term Borrowing shall consist of Initial Term Loans made simultaneously by the Term Lenders in accordance with their respective Initial Term Commitments. Amounts borrowed under this Section 2.01(a) and subsequently repaid or prepaid may not be reborrowed. Initial Term Loans may be Base Rate Loans or Eurodollar Rate Loans as further provided herein.

(b) [Reserved]

Section 2.02 Borrowings, Conversions and Continuations of Loans.

(a) Each Term Borrowing and each conversion of a Tranche of Term Loans from one Type to the other, and each continuation of Eurodollar Rate Loans, shall be made upon irrevocable notice by the Borrower to the Administrative Agent. Each such notice must be in writing and must be received by the Administrative Agent not later than 2:00 p.m. (New York City time) three (3) Business Days prior to the requested date of any Borrowing or conversion (or in the case of any such Borrowing to be made on the Closing Date, one (1) Business Day prior to the Closing Date). Each notice pursuant to this Section 2.02(a) shall be delivered to the Administrative Agent in the form of a written Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower.

Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be (i) in a principal amount of $1,000,000, or (ii) a whole multiple of $500,000 in excess thereof. Each Borrowing of, or conversion to, Base Rate Loans shall be (i) in a principal amount of $500,000, or (ii) a whole multiple of $250,000 in excess thereof.

(b) Each Committed Loan Notice shall specify (i) whether the Borrower is requesting a Term Borrowing, a conversion of a Tranche of Term Loans from one Type to the other, or a continuation of Eurodollar Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Tranche of Term Loans are to be converted and (v) if applicable, the duration of the Interest Period with respect thereto. If, with respect to any Eurodollar Rate Loans, the Borrower fails to specify a Type of Loan in a Committed Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Tranche of Term Loans shall be made as, or converted to, Eurodollar Rate Loans with an Interest Period of one (1) month. Any such automatic conversion or continuation pursuant to the immediately preceding sentence shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.

(c) Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each applicable Lender of the amount of its ratable share of the applicable Tranche of Term Loans, and if no timely notice of a conversion or continuation of Eurodollar Rate Loans is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Eurodollar Rate Loans with an Interest Period of one month as described in Section 2.02(a). In the case of a Term Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in immediately available funds at the Administrative Agent’s Office not later than 12:00 noon (New York City time), on the Business Day specified in the applicable Committed Loan Notice. Each Lender may, at its option, make any Loan available to the Borrower by causing any foreign or domestic branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement. Upon satisfaction of the applicable conditions set forth in Article IV, the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of the Administrative Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to the Administrative Agent by the Borrower.

(d) Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurodollar Rate Loan unless the Borrower pays the amount due under Section 3.06 in connection therewith. During the existence of an Event of Default, at the election of the Administrative Agent, the Required Lenders, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans.

(e) The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate. The determination of the Eurodollar Rate by the Administrative Agent shall be conclusive in the absence of manifest error.

(f) After giving effect to all Term Borrowings, all conversions of Term Loans from one Type to the other, and all continuations of Term Loans of the same Type, there shall not be more than seven (7) Interest Periods in effect.

(g) The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Loan on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing, which for the avoidance of doubt does not limit such Lender’s obligations under Section 2.17.

Section 2.03 [Reserved](a) .

Section 2.04 [Reserved].

Section 2.05 Prepayments.

(a) Optional. (i) The Borrower may, upon notice by the Borrower substantially in the form of Exhibit J to the Administrative Agent, at any time or from time to time voluntarily prepay Loans in whole or in part without premium or penalty except as set forth in Section 2.05(a)(iii) below; provided that (1) such notice must be received by the Administrative Agent not later than 2:00 p.m. (New York City time) (A) three (3) Business Days prior to any date of prepayment of Eurodollar Rate Loans and (B) on the date of prepayment of Base Rate Loans (or such shorter period as the Administrative Agent shall agree); (2) any prepayment of Eurodollar Rate Loans shall be (x) in a principal amount of $1,000,000, or (y) a whole multiple of $500,000 in excess thereof; and (3) any prepayment of Base Rate Loans shall be (x) in a principal amount of $500,000, or (y) a whole multiple of $250,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment, the Tranche of Loans to be prepaid, the Type(s) of Loans to be prepaid and, if Eurodollar Rate Loans are to be prepaid, the Interest Period(s) of such Loans (except that if the class of Loans to be prepaid includes both Base Rate Loans and Eurodollar Rate Loans, absent direction by the Borrower, the applicable prepayment shall be applied first to Base Rate Loans to the full extent thereof before application to Eurodollar Rate Loans, in each case in a manner that minimizes the amount payable by the Borrower in respect of such prepayment pursuant to Section 3.06). The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender’s ratable portion of such prepayment (based on such Lender’s ratable share of the relevant Facility). If such notice is given by the Borrower, subject to clause (ii) below, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 2.05(a)(iii) and Section 3.06. Subject to Section 2.17, each prepayment of outstanding Term Loan Tranches pursuant to this Section 2.05Section 2.05 shall be applied to the Term Loan Tranche or Term Loan Tranches designated on such notice on a pro rata basis within such Term Loan Tranche. Subject to Section 2.17, each prepayment of an outstanding Term Loan Tranche pursuant to this Section 2.05(a) shall be applied to the remaining amortization payments of such Term Loan Tranche as directed by the Borrower (or, if the Borrower has not made such designation, in direct order of maturity), but in any event on a pro rata basis to the Lenders within such Term Loan Tranche.

(ii) Notwithstanding anything to the contrary contained in this Agreement, any notice of prepayment under Section 2.05(a)(i) may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked or delayed by the Borrower (by written notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied or is delayed.

(iii) If (A) the Borrower makes a voluntary prepayment of any Initial Term Loans pursuant to Section 2.05Section 2.05(i), (B) the Borrower makes a repayment of any Initial Term Loans pursuant to Section 2.05(b)(iii), or (C) during the continuation of any Event of Default, the Initial Term Loans are accelerated in accordance with Section 8.02 (including any automatic acceleration), in each case, on or prior to the date that is two (2) years after the Closing Date, and whether prior to or after the occurrence of an Event of Default, the Borrower shall pay to the Administrative Agent, for the ratable account of the applicable Term Lenders (or such Lender required to assign all or any portion of its Initial Term Loans pursuant to Section 3.08Section 3.08(a)), a prepayment premium in an amount equal to (I) the Make-Whole Amount, if such prepayment, repayment, assignment or acceleration occurs on or after the Closing Date and to and including the one year anniversary of the Closing Date and (II) 1.00% of the principal amount of the Initial Term Loans prepaid, repaid, assigned or accelerated after the one year anniversary of the Closing Date and to and including the two year anniversary of the Closing Date. Notwithstanding the foregoing, the Borrower shall be permitted to make voluntary prepayments of the Initial Term Loans pursuant to Section 2.05(a)(i) in an aggregate amount not to exceed $100,000,000 without incurring any premium or penalty pursuant to this clause (iii) from the Net Cash Proceeds received by the Borrower from the issuance of its Equity Interests (excluding any Disqualified Stock) not otherwise applied within ten (10) Business Days from the date of the receipt of such Net Cash Proceeds. THE BORROWER EXPRESSLY WAIVES THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE AMOUNTS SPECIFIED IN THIS SECTION 2.05(a)(iii) IN CONNECTION WITH ANY ACCELERATION OR OTHER INSTANCE IN WHICH A PREPAYMENT PREMIUM IS DUE UNDER THIS AGREEMENT, IN EACH CASE, TO THE MAXIMUM EXTENT SUCH WAIVER IS PERMITTED UNDER APPLICABLE LAW. The Borrower expressly agrees that (i) the amounts specified in this Section 2.05(a)(iii) and each other instance in which such amounts may be due under this Agreement are reasonable and the product of an arm’s length transaction between sophisticated business people, ably represented by counsel, (ii) there has been a course of conduct between Lenders and the Borrower giving specific consideration in this transaction for such agreement to pay the amounts specified in this Section 2.05(a)(iii) and each other instance in which such amounts are due under this Agreement, (iii) the Borrower shall be estopped hereafter from claiming differently than as agreed to in this provision and (iv) their agreement to pay the amounts specified in this Section 2.05(a)(iii) and each other instance in which such amounts are due under this Agreement is a material inducement to the Lenders to enter into this Agreement.

(b) Mandatory. (i) For any Excess Cash Flow Period, within five (5) Business Days after financial statements are required to be delivered pursuant to Section 6.01(a) and the related Compliance Certificate is required to be delivered pursuant to Section 6.02(a), the Borrower shall prepay an aggregate principal amount of Term Loans in an amount equal to (A) 50% (as may be adjusted pursuant to the proviso below) of Excess Cash Flow for such Excess Cash Flow Period, minus (B) the sum of the aggregate amount of voluntary principal prepayments of the Loans made during the period commencing on the first day of the relevant Excess Cash Flow Period and ending on the last day of the relevant Excess Cash Flow Period, in each case other than to the extent that any such prepayment is funded with the proceeds of any long-term Indebtedness (other than revolving loans), proceeds of any Casualty Event, proceeds of non-ordinary course asset sales (in each case to the extent not required to prepay the Loans pursuant to Section 2.05(b)(ii)) or proceeds from the issuance or sale of Equity Interests of the Borrower; provided that such percentage in respect of any Excess Cash Flow Period shall be reduced to (x) [Redacted]% if the Total Net Leverage Ratio as of the last day of the fiscal year to which such Excess Cash Flow Period relates was less than [Redacted]:1.00 but greater than or equal to [Redacted]:1.00 and (y) [Redacted]% if the Total Net Leverage Ratio as of the last day of the fiscal year to which such Excess Cash Flow Period relates was less than [Redacted]:1.00.

(ii) If any Asset Sale (or any Disposition that is not an Asset Sale but that requires such Net Cash Proceeds to be applied in accordance with Section 7.04(b) pursuant to the definition of “Asset Sale”) or Casualty Event (or series of related Asset Sales (or any Dispositions that are not Asset Sales but that require such Net Cash Proceeds to be applied in accordance with Section 7.04(b) pursuant to the definition of “Asset Sale”) or Casualty Events) results in the receipt by the Borrower or any Subsidiary of Net Cash Proceeds (a “Relevant Transaction”) in excess of $2,000,000 in any fiscal year, then, except to the extent the Borrower elects in such notice to reinvest all or a portion of such Net Cash Proceeds in accordance with, and as permitted by, Section 7.04(b), the Borrower shall prepay an aggregate principal amount of Term Loans in an amount equal to 100% of the Net Cash Proceeds received from such Relevant Transaction in excess of the threshold referred to above within five (5) Business Days of receipt thereof (or within five (5) Business Days after the later of the date the threshold referred to above is first exceeded and the date the relevant Net Cash Proceeds are received) by the Borrower or such Subsidiary.

(iii) Upon the Incurrence or issuance by the Borrower or any Subsidiary of any Indebtedness not expressly permitted to be Incurred or issued pursuant to Section 7.01, the Borrower shall prepay an aggregate principal amount of the Term Loans in an amount equal to 100% of all Net Cash Proceeds received therefrom immediately upon receipt thereof by the Borrower or such Subsidiary.

(iv) [Reserved].

(v) [Reserved].

(vi) Subject to Section 2.17, each prepayment of Term Loans pursuant to this Section 2.05(b) shall be applied to each Term Loan Tranche on a pro rata basis. Amounts to be applied to a Term Loan Tranche in connection with prepayments made pursuant to this Section 2.05(b) shall be applied in reverse order of remaining scheduled installments, including the final installment, with respect to such Term Loan Tranche on a pro rata basis. Each prepayment of Term Loans under a Facility pursuant to this Section 2.05(b) shall be applied on a pro rata basis to the then outstanding Base Rate Loans and Eurodollar Rate Loans under such Facility; provided that, if there are not Declining Lenders with respect to such prepayment, then the amount thereof shall be applied first to Base Rate Loans under such Facility to the full extent thereof before application to Eurodollar Rate Loans, in each case in a manner that minimizes the amount payable by the Borrower in respect of such prepayment pursuant to Section 3.06.

(vii) All prepayments under this Section 2.05 shall be made together with, in the case of any such prepayment of a Eurodollar Rate Loan on a date other than the last day of an Interest Period therefor, any amounts owing in respect of such Eurodollar Rate Loan pursuant to Section 3.06 and, to the extent applicable, any additional amounts of accrued and unpaid interest on the prepaid amount or as required pursuant to Section 2.05(a)(iii).

(c) Term Lender Opt-Out. With respect to any prepayment of Initial Term Loans and, unless otherwise specified in the documents therefor, other Term Loan Tranches pursuant to Section 2.05(b)(i) or (ii), any Appropriate Lender, at its option (but solely to the extent the Borrower elects for this clause (c) to be applicable to a given prepayment), may elect not to accept such prepayment as provided below. The Borrower may notify the Administrative Agent of any event giving rise to a prepayment under Section 2.05(b)(i) or (ii) at least five (5) Business Days prior to the date of such prepayment. Each such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment that is required to be made under Section 2.05(b)(i) or (ii) (the “Prepayment Amount”). The Administrative Agent will promptly notify each Appropriate Lender of the contents of any such prepayment notice so received from the Borrower, including the date on which such prepayment is to be made (the “Prepayment Date”). Any Appropriate Lender may (but solely to the extent the Borrower elects for this clause (c) to be applicable to a given prepayment) decline to accept all (but not less than all) of its share of any such prepayment (any such Lender, a “Declining Lender”) by providing written notice to the Administrative Agent no later than four (4) Business Days after the date of such Appropriate Lender’s receipt of notice from the Administrative Agent regarding such prepayment. If any Appropriate Lender does not give a notice to the Administrative Agent on or prior to such fourth Business Day informing the Administrative Agent that it declines to accept the applicable prepayment, then such Lender will be deemed to have accepted such prepayment. On any Prepayment Date, an amount equal to the Prepayment Amount minus the portion thereof allocable to Declining Lenders, in each case for such Prepayment Date, shall be paid to the Administrative Agent by the Borrower and applied by the Administrative Agent ratably to prepay Term Loans under the Term Loan Tranches owing to Appropriate Lenders (other than Declining Lenders) in the manner described in Section 2.05(b)(i) and (ii), as applicable, for such prepayment. Any amounts that would otherwise have been applied to prepay Term Loans under the Term Loan Tranches owing to Declining Lenders shall be retained by the Borrower and may be utilized pursuant to Section 7.05(4) (such amounts, “Declined Amounts”).

(d) All Loans shall be repaid, whether pursuant to this Section 2.05 or otherwise, in the currency in which they were made.

Section 2.06 Termination or Reduction of Commitments.

(a) Optional. The Borrower may, upon written notice by the Borrower to the Administrative Agent, terminate the unused portions of the Commitments under any Term Loan Tranche, or from time to time permanently reduce the unused portions of the Commitments under any Term Loan Tranche; provided that (i) any such notice shall be received by the Administrative Agent three (3) Business Days (or such shorter period as the Administrative Agent shall agree) prior to the date of termination or reduction and (ii) any such partial reduction shall be in an aggregate amount of $500,000 or any whole multiple of $100,000 in excess thereof. Any such notice of termination or reduction of commitments pursuant to this Section 2.06(a) may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities), in which case such notice may be revoked or delayed by the Borrower (by written notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied or is delayed. For the avoidance of doubt, upon termination of the Aggregate Commitments and payment in full in cash of all Obligations in cash and in immediately available funds (other than (A) contingent indemnification obligations as to which no claim has been asserted and (B) obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements), this Agreement shall automatically terminate and the Administrative Agent shall comply with Section 9.01(c) and Section 9.11.

(b) Mandatory. (i) The Aggregate Commitments under a Term Loan Tranche shall be automatically and permanently reduced to zero on the date of the initial Incurrence of Term Loans under such Term Loan Tranche, which in the case of the Initial Term Commitments shall be the Closing Date.

(ii) [Reserved]

(c) Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the applicable Lenders of the applicable Facility of any termination or reduction of the Commitments under any Term Loan Tranche under this Section 2.06. Upon any reduction of Commitments under a Facility or a Tranche thereof, the Commitment of each Lender under such Facility or Tranche thereof shall be reduced by such Lender’s ratable share of the amount by which such Facility or Tranche thereof is reduced (other than the termination of the Commitment of any Lender as provided in Section 3.08).

Section 2.07 Repayment of Loans.

(a) Initial Term Loans. The Borrower shall repay to the Administrative Agent for the ratable account of the applicable Term Lenders (i) on the last day of each March, June, September and December, commencing September 30, 2021 and for each quarterly payment thereafter, in an aggregate principal amount equal to 0.25% of the aggregate principal amount of all Initial Term Loans outstanding on the Closing Date (in each case, which installments shall, to the extent applicable, be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Sections 2.05 and 2.06, or be increased as a result of any increase in the amount of Initial Term Loans pursuant to Section 2.14 (such increased amortization payments to be calculated in accordance with Section 2.14(c))) and (ii) on the Maturity Date for the Initial Term Loans, the aggregate principal amount of all Initial Term Loans outstanding on such date; provided, however, that (i) if the date scheduled for any principal repayment installment is not a Business Day, such principal repayment installment shall be repaid on the immediately preceding Business Day, and (ii) the final principal repayment installment of the Initial Term Loans shall be repaid on the Maturity Date for the Initial Term Loans and in any event shall be in an amount equal to the aggregate principal amount of all Initial Term Loans outstanding on such date.

(b) [Reserved].

(c) All Loans shall be repaid, whether pursuant to this Section 2.07 or otherwise, in the currency in which they were made.

Section 2.08 Interest.

(a) Subject to the provisions of the following sentence, (i) each Eurodollar Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the sum of (A) the Adjusted Eurodollar Rate for such Interest Period plus (B) the Applicable Rate for Eurodollar Rate Loans under such Facility; and (ii) each Base Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof from the applicable borrowing date or conversion date, as the case may be, at a rate per annum equal to the sum of (A) the Base Rate plus (B) the Applicable Rate for Base Rate Loans under such Facility. The Borrower shall, upon demand by the Administrative Agent or the Required Lenders, pay interest on all outstanding Obligations hereunder, which shall include all Obligations following an acceleration pursuant to Section 8.02 (including an automatic acceleration) at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws, and which such Default Rate may be deemed to have accrued (i) in the case of an Event of Default pursuant to Section 8.01(a), Section 8.01(f) or Section 8.01(g), automatically upon the occurrence of such Event of Default or (ii) upon the occurrence of any other Event of Default, at the option of the Administrative Agent or the Required Lenders, from the date of the applicable Event of Default. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable in cash upon demand.

(b) Accrued interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein; provided that in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(c) Interest on each Loan shall be payable in the currency in which each Loan was made.

(d) All computations of interest hereunder shall be made in accordance with Section 2.10 of this Agreement.

Section 2.09 Fees. The Borrower shall pay to the Lenders, the Arrangers and the Administrative Agent such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified.

Section 2.10 Computation of Interest and Fees.

(a) All computations of interest for Base Rate Loans shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one (1) day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b) For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by three hundred and sixty (360) or the number of days in such period, as applicable. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

Section 2.11 Evidence of Indebtedness.

(a) The Borrowings made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and evidenced by one or more entries in the Register maintained by the Administrative Agent, acting solely for purposes of Section 5f.103-1(c) of the United States Treasury Regulations and Section 1.163-5(b)(1) of the proposed United States Treasury Regulations, as a non-fiduciary agent for the Borrower, in each case in the ordinary course of business and in accordance with Section 10.07(c) hereof. Subject to Section 10.07(c), the entries in the Register shall be conclusive absent manifest error and the accounts or records maintained by each Lender shall be prima facie evidence absent manifest error of the amount of the Borrowings made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the written request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note payable to such Lender or its registered assigns, which shall evidence such Lender’s Loans in addition to such accounts or records and which Note shall only be transferrable through recordation in the Register in accordance with Section 10.07(c). Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b) Entries made in good faith by the Administrative Agent in the Register pursuant to Sections 2.11(a) and 10.07(c) shall be conclusive absent manifest error, and entries made in good faith by each Lender in its accounts or records pursuant to Sections 2.11(a) shall be prima facie evidence absent manifest error of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such accounts or records, such Lender, under this Agreement and the other Loan Documents; provided that the failure of the Administrative Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such accounts or records shall not limit the obligations of the Borrower under this Agreement and the other Loan Documents.

Section 2.12 Payments Generally; Administrative Agent’s Clawback.

(a) General. All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office in Dollars and in immediately available funds not later than 3:00 p.m. (New York City time) on the date specified herein. The Administrative Agent will promptly distribute to each Lender its ratable share in respect of the relevant Facility or Tranche thereof (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 3:00 p.m. (New York City time) shall be deemed, at the election of the Administrative Agent, to be received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in calculating interest or fees, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of Eurodollar Rate Loans to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

(b) (i) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurodollar Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 12:00 p.m. (New York City time) on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with and at the time required by Section 2.02(c) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if any Lender does not in fact make its share of the applicable Borrowing available to the Administrative Agent, then such Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand an amount equal to such applicable share in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower by the Administrative Agent to and including the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate reasonably determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans under the applicable Facility. If both the Borrower and such Lender pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid (less interest and fees) shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make its share of any Borrowing available to the Administrative Agent.

(ii) Payments by the Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Appropriate Lenders the amount due. In such event, if the Borrower does not in fact make such payment, then each of the Appropriate Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed by the Administrative Agent to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate reasonably determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any reasonable administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(b) shall be conclusive, absent manifest error.

(c) Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Borrowing set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender on demand, without interest.

(d) Obligations of the Lenders Several. The obligations of the Lenders hereunder to make Loans, and to make payments pursuant to Section 9.07 are several and not joint. The failure of any Lender to make any Loan or to fund any such participation or to make any payment under Section 9.07 on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or, to fund its participation or to make its payment under Section 9.07.

(e) Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f) Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, premiums, interest, fees and other amounts then due hereunder, such funds shall be applied (i) first, toward payment of premiums, interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(g) Unallocated Funds. If the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s ratable share of the sum of the Outstanding Amount of all Loans outstanding at such time.

Section 2.13 Sharing of Payments. If, other than as expressly provided elsewhere herein, any Lender shall obtain on account of the Loans made by it any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its ratable share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact and (b) purchase from the other Lenders such participations in the Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans or such participations, as the case may be, pro rata with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased. For the avoidance of doubt, the provisions of this Section shall not be construed to apply to (A) the application of Cash Collateral provided for in Section 2.16, (B) the assignments and participations described in Section 10.07, (C) the Incurrence of any New Term Loans in accordance with Section 2.14, (D) any loan modification offer described in Section 10.01, or (E) any applicable circumstances contemplated by Sections 2.05(b), 2.14, 2.17 or 3.08.

Section 2.14 Incremental Facilities.

(a) The Borrower may, from time to time after the Closing Date, upon notice by the Borrower to the Administrative Agent specifying the proposed amount and terms thereof (each, an “Incremental Notice”), request (i) an increase in any Term Loan Tranche then outstanding (which shall be on identical terms as (except as otherwise provided in clause (d) below with respect to amortization), and become part of, the Term Loan Tranche proposed to be increased hereunder (each, a “Term Commitment Increase”) or (ii) the addition of one or more Dollar-denominated new term loan facilities (each, a “New Term Facility”; and any advance made by a Lender thereunder, a “New Term Loan”; and the commitments thereof, the “New Loan Commitment”), in an aggregate amount for all such New Loan Commitments not to exceed (1) the greater of (x) $25,000,000 and (y) 50% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period, plus (2) the aggregate amount of all prior voluntary prepayments of Term Loans, plus (3) additional Indebtedness in an aggregate amount that would not cause the Total Net Leverage Ratio to exceed the Closing Date Total Net Leverage Ratio after giving Pro Forma Effect to the incurrence of such additional Indebtedness (and all other Indebtedness incurred in connection therewith on the date thereof) and the application of proceeds thereof (and in each case assuming the full amount of any New Loan Commitments are fully drawn, and without netting the proceeds of any New Loan Commitments for purposes of calculating the Total Net Leverage Ratio).

(b) Each Lender shall be offered the right to elect or decline, in its sole discretion, to participate in its applicable Pro Rata Share of any New Loan Commitments; provided, that if any Lender has not affirmatively agreed within ten (10) Business Days of receipt of such offer to provide any such New Loan Commitments or portion thereof pursuant to an Incremental Notice, such Lender shall be deemed to have rejected such offer, and if the existing Lenders are not willing to provide 100% of the requested New Loan Commitments, then the Borrower may also invite additional Eligible Assignees (subject to the consent of the Administrative Agent to the extent the consent of any of the foregoing would be required pursuant to Section 10.07 (such consent not to be unreasonably withheld, delayed or conditioned)) to provide the remaining portion of such New Loan Commitments and become Lenders pursuant to a joinder agreement to this Agreement; provided, further, that no existing Lender shall be required to participate in any Term Commitment Increase, New Term Facility without such Lender’s consent. The Administrative Agent (in its capacity as such) shall execute, accept or acknowledge any joinder agreement or amendment pursuant to this Section 2.14 requested by the Borrower to be executed, accepted or acknowledged by it unless the Administrative Agent shall have determined in good faith that the relevant New Loan Commitment does not comply with the applicable terms and conditions set forth herein.

(c) If (i) a Term Loan Tranche is increased in accordance with this Section 2.14 or (ii) a New Term Facility is added in accordance with this Section 2.14, the Administrative Agent and the Borrower shall determine the effective date (the “Increase Effective Date”) and the Administrative Agent and the Borrower shall determine the final allocation of such increase or New Term Facility among the applicable Lenders. The Administrative Agent shall promptly notify the applicable Lenders with New Loan Commitments of the final allocation of such increase or New Term Facility and the Increase Effective Date. In connection with (i) any increase in a Term Loan Tranche or (ii) any addition of a New Term Facility, in each case, pursuant to this Section 2.14, this Agreement and the other Loan Documents may be amended in a writing (which may be executed and delivered by the Borrower and the Administrative Agent (and the Lenders hereby authorize any the Administrative Agent to execute and deliver any such documentation)) in order to establish the New Term Facility or to effectuate the increases to the Term Loan Tranche and to reflect any technical changes necessary or appropriate to give effect to such increase or new facility in accordance with its terms as set forth herein. As of the Increase Effective Date, in the case of a Term Commitment Increase, the amortization schedule for the Term Loan Tranche then increased set forth in Section 2.07(a) (or any other applicable amortization schedule for New Term Loans) shall be amended in a writing (which may be executed and delivered by the Borrower and the Administrative Agent (and the Lenders hereby authorize the Administrative Agent to execute and deliver any such documentation)) to increase the then-remaining unpaid installments of principal by an aggregate amount equal to the additional Loans under such Term Loan Tranche being made on such date, such aggregate amount to be applied to increase such installments ratably in accordance with the amounts in effect immediately prior to the Increase Effective Date.

(d) (I) With respect to the addition of any New Loan Commitment pursuant to this Section 2.14, (i) no Event of Default (subject to Section 1.02(i)) exists immediately prior to, or would exist immediately after giving effect to, such New Loan Commitment; (ii) subject to Section 1.02(i), the representations and warranties made by the Loan Parties hereunder and under any other Loan Document shall be true and correct in all material respects on and as of the date of effectiveness of such New Loan Commitment; provided that, (x) to the extent such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date and (y) any representation and warranty that is qualified by “materiality”, “Material Adverse Effect” or similar language shall be true and correct in all respects as of such date; (iii) (A) in the case of any Term Commitment Increase, the final maturity of the Term Loans or New Term Loans increased pursuant to this Section shall be the same as, and such additional Loans shall have a Weighted Average Life to Maturity that is the same as, the Term Loans or New Term Loans increased pursuant to this Section, in each case other than as agreed to between the Borrower and the Administrative Agent to preserve fungibility, and (B) in the case of any New Term Facility, such New Term Facility shall have a final maturity no earlier than the then Latest Maturity Date of any existing Term Loan Tranche and the Weighted Average Life to Maturity of such New Term Facility shall be no shorter than that of any existing Term Loan Tranche, in each case other than as agreed to between the Borrower and the Administrative Agent to preserve fungibility; and (iv) except with respect to All-in Yield and as set forth in subclause (B) above with respect to final maturity and Weighted Average Life to Maturity, or otherwise as shall be reasonably satisfactory to the Administrative Agent or terms effecting exclusively periods commencing after the then Latest Maturity Date, any such New Term Facility shall have substantially the same terms as the Term Facility; provided, that (x) to the extent such terms are more favorable to the Lenders providing such New Term Facility than comparable terms existing in the Loan Documents, such terms shall be incorporated into this Agreement (or any other applicable Loan Document) as agreed to by the Administrative Agent for the benefit of all existing Lenders (to the extent applicable to such Lender) without the consent of the existing Lenders or the Borrower, including, for the avoidance of doubt, at the option of the Borrower, any increase in the Applicable rate and/or change in amortization relating to any existing Term Facility to bring such Applicable Rate and/or amortization in line with the New Term Facility to achieve fungibility with such existing Term Facility and (y) otherwise, may be incorporated if reasonably satisfactory to the Administrative Agent. Subject to the foregoing, the conditions precedent to each such increase or New Loan Commitment shall be agreed to by the Lenders providing such increase or New Loan Commitment, as applicable, and the Borrower.

(II) [Reserved]

(e) The additional Term Loans made under the Term Loan Tranche subject to the increases shall be made by the applicable Lenders participating therein pursuant to the procedures set forth in Sections 2.01 and 2.02 and on the date of the making of such new Term Loans, and notwithstanding anything to the contrary set forth in Sections 2.01 and 2.02, such new Loans shall be added to (and form part of) each Borrowing of outstanding Term Loans under such Term Loan Tranche on a pro rata basis (based on the relative sizes of the various outstanding Borrowings), so that each Lender under such Term Loan Tranche will participate proportionately in each then outstanding Borrowing of Term Loans under the Term Loan Tranche.

(f) (i) Any New Term Facility shall rank pari passu in right of payment with the other Facilities, have the same obligors under each of the other Facilities, and be secured on a first lien pari passu basis with the other Facilities over the same (or less) Collateral that secures the Facilities, (ii) any New Term Facility may share (x) on a pro rata basis or less than pro rata basis (but not greater than pro rata basis) with voluntary prepayments or repayments in respect of the existing Term Loans and (y) on a pro rata basis or less than pro rata basis (but not greater than pro rata basis) with mandatory prepayments or repayments in respect of the existing Term Loans and (iii) the All-in Yield applicable to such New Term Facility shall be determined by the Borrower and the Lenders providing such New Term Facility and, with respect to any New Term Facility incurred within twenty-four (24) months of the Closing Date, shall not be more than 50 basis points higher than the corresponding All-in Yield for any Term Loan Tranche then outstanding, unless the All-in Yield with respect to such Term Loan Tranche then outstanding is increased to the amount necessary so that the difference between the All-in Yield with respect to such New Term Facility and the corresponding All-in Yield with respect to such Term Loan Tranche then outstanding is equal to 50 basis points; provided, that if such New Term Facility includes an Adjusted Eurodollar Rate or other index floor greater than or in addition to the index floors applicable to any Term Loan Tranche then outstanding, then such floor(s) shall be equated to interest rate margin for purposes of determining All-in Yield of such New Term Facility (it being agreed that to the extent the All-in Yield with respect to such New Term Facility is greater than such All-in Yield with respect to any Term Loan Tranche then outstanding as a result of the higher interest rate floor, then the interest rate margin increase shall be effectuated by increasing the interest rate floor on such Term Loan Tranche then outstanding to the same interest rate floor applicable to the New Term Facility prior to any other adjustment to the interest rate margin).

Section 2.15 [Reserved].

Section 2.16 Cash Collateral.

(a) All Cash Collateral (other than credit support not constituting funds subject to deposit) shall, unless otherwise agreed in writing by the Administrative Agent, be maintained in blocked, interest bearing deposit accounts at the Administrative Agent or the Collateral Agent (or other financial institution selected by any of them). The Borrower, and to the extent provided by any Lender, such Lender, hereby grants to (and subjects to the control of) the Administrative Agent and the Collateral Agent, for the benefit of the Administrative Agent, and the Lenders, and agrees to maintain, unless otherwise agreed in writing by the Administrative Agent, a first priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 2.16(b). If at any time the Administrative Agent reasonably determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent as herein provided, the Borrower, as applicable, shall, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency.

(b) Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 2.16 or Sections 2.05 or 2.17 shall be held and applied to the satisfaction of the obligations for which the Cash Collateral was so provided prior to any other application of such property as may be provided for herein.

[Reserved].

(i)

ARTICLE III.

Taxes, Increased Costs Protection and Illegality

Section 3.01 Taxes.

(a) Any and all payments by or on account of any obligation of the Borrower or any other Loan Party hereunder or under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable Law. If any applicable Law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from or in respect of any such payment by a Withholding Agent, then the Borrower, the other applicable Loan Party, Administrative Agent or other applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable Law and, if such Tax is an Indemnified Tax, the sum payable by the Borrower or other applicable Loan Party shall be increased as necessary so that after all such deductions or withholdings for Indemnified Taxes have been made (including such deductions and withholdings for Indemnified Taxes applicable to additional sums payable under this Section 3.01) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Without duplication of other amounts payable by the Loan Parties under this Section, the Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(c) The Loan Parties shall jointly and severally indemnify each Recipient, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 3.01) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable out-of-pocket expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability (together with a reasonable explanation thereof) delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 3.01, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such Payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e) If any Recipient determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes (whether received in cash or applied as a credit against any cash taxes payable) as to which it has been indemnified pursuant to this Section 3.01 (including by the payment of additional amounts pursuant to this Section 3.01), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 3.01 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes imposed with respect to such refund) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall promptly repay to such indemnified party the amount paid over pursuant to this clause (e) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this clause (e), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this clause (e) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This clause (e) shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(f) Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Sections 3.01(a), (b) or (c) or Section 3.05 with respect to such Lender it will, if requested by the Borrower, use commercially reasonable efforts (subject to such Lender’s overall internal policies of general application and legal and regulatory restrictions) to designate another Lending Office for any Loan affected by such event; provided that such efforts are made on terms that, in the reasonable judgment of such Lender, cause such Lender and its Lending Office(s) to suffer no unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender; and provided further that nothing in this Section 3.01(f) shall affect or postpone any of the Obligations of the Borrower or the rights of such Lender pursuant to Sections 3.01(a) and (c) and Section 3.05. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender as a result of a request by the Borrower under this Section 3.01(f).

(g) Any Recipient that is entitled to an exemption from or reduction of withholding Tax with respect to any payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Recipient, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Recipient is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

Each Recipient agrees that if any documentation it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall promptly update and deliver such form or certification to the Borrower and the Administrative Agent, provide such successor form, or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

Each Recipient hereby authorizes the Administrative Agent to deliver to the Loan Parties and to any successor Administrative Agent any documentation provided by such Recipient to the Administrative Agent pursuant to Section 3.01(g).

(h) Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting or expanding the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.07(m) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (h).

(i) The agreements in this Section 3.01 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations.

(j) For the avoidance of doubt, the term “applicable law” includes FATCA.

Section 3.02 [Reserved].

Section 3.03 Illegality. If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to the Eurodollar Rate, or to determine or charge interest rates based upon the Adjusted Eurodollar Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the applicable interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, (i) any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended and (ii) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans, the interest rate on which is determined by reference to the Adjusted Eurodollar Rate component of the Base Rate, the interest rate on which Base Rate Loans of such Lender, shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Eurodollar Rate component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all of such Lender’s Eurodollar Rate Loans to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Adjusted Eurodollar Rate component of the Base Rate) either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or promptly after such demand, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted and all amounts due, if any, in connection with such prepayment or conversion under Section 3.06. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

Section 3.04 Benchmark Replacement Setting.

(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then, (x) if a Benchmark Replacement is determined in accordance with clause (a) or (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, in connection with a Benchmark Transition Event, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (c) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, or in connection with an Early Opt-in Election, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the tenth (10) Business Day after the date notice of such Benchmark Replacement is provided to the Borrower without any amendment to this Agreement or any other Loan Document, or further action or consent of the Borrower.

(b) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of the Borrower.

(c) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent pursuant to this Section titled “Benchmark Replacement Setting”, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its sole discretion and without consent from the Borrower.

(d) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or the LIBOR Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its sole discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e) Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Eurodollar Rate Loan of, conversion to or continuation of a Eurodollar Rate Loan to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to a Base Rate Loan. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate Loan based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the Base Rate.

Section 3.05 Increased Cost and Reduced Return; Capital Adequacy and Liquidity Requirements.

(a) If any Lender reasonably determines that as a result of the introduction of or any change in or in the interpretation of any Law, in each case after the date hereof, or such Lender’s compliance therewith, there shall be any material increase in the cost to such Lender of agreeing to make or making, funding or maintaining any Loan the interest on which is determined by reference to the Eurodollar Rate or a material reduction in the amount received or receivable by such Lender in connection with any of the foregoing (including Taxes on or in respect of its loans, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, but excluding for purposes of this Section 3.05(a) any such increased costs or reduction in amount resulting from (i) Indemnified Taxes, (ii) Taxes described in clauses (c) through (e) of the definition of Excluded Taxes and (ii) Connection Income Taxes), then within 30 days after demand of such Lender setting forth in reasonable detail such increased costs (with a copy of such demand to the Administrative Agent given in accordance with Section 3.06), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such increased cost or reduction.

(b) If any Lender reasonably determines that the introduction of any Law regarding capital adequacy and liquidity requirements or any change therein or in the interpretation thereof, in each case after the date hereof, or compliance by such Lender (or its Lending Office) therewith, has the effect of materially reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of such Lender’s obligations hereunder (taking into consideration its policies with respect to capital adequacy and liquidity and such Lender’s desired return on capital), then within 30 days after demand of such Lender setting forth in reasonable detail the charge and the calculation of such reduced rate of return (with a copy of such demand to the Administrative Agent given in accordance with Section 3.06), the Borrower shall pay to such Lender such additional amounts as will compensate such Lender for such reduction.

(c) The Borrower shall pay to each Lender, (i) as long as such Lender shall be required to maintain reserves or liquidity with respect to liabilities or assets consisting of or including Eurodollar Rate funds or deposits, additional interest on the unpaid principal amount of each Eurodollar Rate Loan equal to the actual costs of such reserves or liquidity allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive in the absence of manifest error), and (ii) as long as such Lender shall be required to comply with any liquidity requirement, reserve ratio requirement or analogous requirement of any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Eurodollar Rate Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five (5) decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error) which in each case shall be due and payable on each date on which interest is payable on such Loan; provided the Borrower shall have received at least 30 days’ prior written notice (with a copy to the Administrative Agent) of such additional interest or cost from such Lender. If a Lender fails to give written notice 30 days prior to the relevant Interest Payment Date, such additional interest or cost shall be due and payable 30 days from receipt of such written notice.

(d) For purposes of this Section 3.05, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities (other than foreign regulatory authorities in Switzerland), in each case pursuant to Basel III, shall, in each case, be deemed to have gone into effect after the date hereof, regardless of the date enacted, adopted or issued.

Section 3.06 Funding Losses. Upon written demand of any Lender (with a copy to the Administrative Agent) from time to time, setting forth in reasonable detail the basis for calculating such compensation, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a) any continuation, conversion, payment or prepayment of any Eurodollar Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b) any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan or pursuant to a conditional notice) to prepay, borrow, continue or convert any Eurodollar Rate Loan on the date or in the amount notified by the Borrower; or

(c) any mandatory assignment of such Lender’s Eurodollar Rate Loans pursuant to Section 3.08 on a day other than the last day of the Interest Period for such Loans,

including any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained (but excluding anticipated profits). The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

Section 3.07 Matters Applicable to All Requests for Compensation.

(a) A certificate of any Agent or any Lender claiming compensation under this Article III and setting forth in reasonable detail a calculation of the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, such Agent or such Lender may use any reasonable averaging and attribution methods. With respect to any Lender’s claim for compensation under Sections 3.01, 3.03, 3.04 or 3.05, the Loan Parties shall not be required to compensate such Lender for any amount incurred more than 180 days prior to the date that such Lender notifies the Borrower of the event that gives rise to such claim; provided that, if the circumstance giving rise to such claim is retroactive, then such 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

(b) If any Lender requests compensation under Section 3.05, or the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.03, then such Lender will, if requested by the Borrower and at the Borrower’s expense, use commercially reasonable efforts to designate another Lending Office for any Loan affected by such event or assign its rights and obligations hereunder to another of its offices, branches or Affiliates; provided that such efforts (i) would eliminate or reduce amounts payable pursuant to Section 3.01, 3.02 or 3.05, as applicable, in the future and (ii) would not, in the judgment of such Lender be inconsistent with the internal policies of, or otherwise be disadvantageous in any material legal, economic or regulatory respect to such Lender or its Lending Office. The provisions of this clause (b) shall not affect or postpone any Obligations of the Borrower or rights of such Lender pursuant to Section 3.05.

(c) If any Lender requests compensation by the Borrower under Section 3.05, the Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue from one Interest Period to another Eurodollar Rate Loans, or to convert Base Rate Loans into Eurodollar Rate Loans, until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.07(e) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(d) If the obligation of any Lender to make or continue from one Interest Period to another any Eurodollar Rate Loan, or to convert Base Rate Loans into Eurodollar Rate Loans shall be suspended pursuant to Section 3.07(c) hereof, such Lender’s Eurodollar Rate Loans shall be automatically converted into Base Rate Loans on the last day(s) of the then current Interest Period(s) for such Eurodollar Rate Loans (or, in the case of an immediate conversion required by Section 3.03, on such earlier date as required by Law) and, unless and until such Lender gives notice as provided below that the circumstances specified in Sections 3.03, 3.04 or 3.05 hereof that gave rise to such conversion no longer exist:

(i) to the extent that such Lender’s Eurodollar Rate Loans have been so converted, all payments and prepayments of principal that would otherwise be applied to such Lender’s Eurodollar Rate Loans shall be applied instead to its Base Rate Loans; and

(ii) all Loans that would otherwise be made or continued from one Interest Period to another by such Lender as Eurodollar Rate Loans shall be made or continued instead as Base Rate Loans, and all Base Rate Loans of such Lender that would otherwise be converted into Eurodollar Rate Loans shall remain as Base Rate Loans.

(e) If any Lender gives notice to the Borrower (with a copy to the Administrative Agent) that the circumstances specified in Sections 3.03, 3.04 or 3.05 hereof that gave rise to the conversion of such Lender’s Eurodollar Rate Loans pursuant to this Section 3.07 no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when Eurodollar Rate Loans made by other Lenders are outstanding, such Lender’s Base Rate Loans shall be automatically converted, on the first day(s) of the next succeeding Interest Period(s) for such outstanding Eurodollar Rate Loans, to the extent necessary so that, after giving effect thereto, all Loans held by the Lenders holding Eurodollar Rate Loans and by such Lender are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Commitments.

(f) A Lender shall not be entitled to any compensation pursuant to the foregoing sections to the extent such Lender is not imposing such charges or requesting such compensation from borrowers (similarly situated to the Borrower hereunder) under comparable credit facilities.

Section 3.08 Replacement of Lenders under Certain Circumstances.

(a) If at any time (i) the Borrower becomes obligated to pay additional amounts or indemnity payments described in Sections 3.01 or 3.05 (other than with respect to Other Taxes) as a result of any condition described in such Sections or any Lender ceases to make Eurodollar Rate Loans as a result of any condition described in Sections 3.03 or 3.04, (ii) [reserved] or (iii) any Lender becomes a Non-Consenting Lender (as defined below in this Section 3.08) (collectively, a “Replaceable Lender”), then the Borrower may, on three (3) Business Days’ prior written notice from the Borrower to the Administrative Agent and such Lender, replace such Lender by causing such Lender to (and such Lender shall be obligated to) assign pursuant to Section 10.07(b) (with the assignment fee to be paid by the Borrower in such instance unless waived by the Administrative Agent) all of its rights and obligations under this Agreement (or, in the case of a Non-Consenting Lender, all of its rights and obligations under this Agreement with respect to the Facility or Facilities for which its consent is required) to one or more Eligible Assignees (subject to the consent of the Administrative Agent to the extent required by Section 10.07); provided that neither the Administrative Agent nor any Lender shall have any obligation to the Borrower to find a replacement Lender or other such Person; provided that (i) in the case of any such replacement of a Non-Consenting Lender, such replacement shall be sufficient (together with all other consenting Lenders including any other Replaceable Lender) to cause the adoption of the applicable modification, waiver or amendment of the Loan Documents and (ii) in the case of any such replacement as a result of the Borrower having become obligated to pay amounts described in Sections 3.01 or 3.05, such replacement would eliminate or reduce payments pursuant to Sections 3.01 or 3.05, as applicable, in the future . Any Lender being replaced pursuant to this Section 3.08(a) shall (i) execute and deliver an Assignment and Assumption with respect to such Lender’s Commitment and outstanding Loans and (ii) deliver any Notes evidencing such Loans to the Borrower (for return to the Borrower) or the Administrative Agent. Pursuant to such Assignment and Assumption, (A) the assignee Lender shall acquire all or a portion, as the case may be, of the assigning Lender’s Commitment and outstanding Loans, (B) all Obligations relating to the Loans and participations (and the amount of all accrued interest, fees and premiums in respect thereof) so assigned shall be paid in full by the assignee Lender to such assigning Lender concurrently with such assignment and assumption and (C) upon such payment and, if so requested by the assignee Lender, the assigning Lender shall deliver to the assignee Lender the applicable Note or Notes executed by the Borrower, the assignee Lender shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans, Commitments and participations, except with respect to indemnification provisions under this Agreement, which shall survive as to such assigning Lender. In connection with any such replacement, if any such Replaceable Lender does not execute and deliver to the Administrative Agent a duly executed Assignment and Assumption reflecting such replacement within two Business Days of the date on which the assignee Lender executes and delivers such Assignment and Assumption to such Replaceable Lender, then such Replaceable Lender shall be deemed to have executed and delivered such Assignment and Assumption without any action on the part of the Replaceable Lender. In connection with the replacement of any Lender pursuant to this Section 3.08(a), the Borrower shall pay to such Lender such amounts as may be required pursuant to Section 3.06.

(b) Notwithstanding anything to the contrary contained above, the Lender that acts as the Administrative Agent may not be replaced hereunder except in accordance with the terms of Section 9.09.

(c) In the event that (i) the Borrower or the Administrative Agent has requested the Lenders to consent to a waiver of any provisions of the Loan Documents or to agree to any amendment or other modification thereto, (ii) the waiver, amendment or modification in question requires the agreement of all affected Lenders in accordance with the terms of Section 10.01 or all the Lenders with respect to a certain class of the Loans and (iii) the Required Lenders have agreed to such waiver, amendment or modification, then any Lender who does not agree to such waiver, amendment or modification, in each case, shall be deemed a “Non-Consenting Lender”. For the avoidance of doubt, if any applicable Lender shall be deemed a Non-Consenting Lender and is required to assign all or any portion of its Initial Term Loans pursuant to Section 3.08(a) on or prior to the date that is two (2) years after the Closing Date, the Borrower, in accordance with Section 2.05(a)(iii), shall pay such Non-Consenting Lender a prepayment premium in an amount equal to (A) the Make-Whole Amount, if such assignment occurs on or after the Closing Date and to and including the one-year anniversary of the Closing Date and (B) 1.00% of the principal amount of the Initial Term Loans assigned after the one year anniversary of the Closing Date and to and including the two year anniversary of the Closing Date.

(d) Survival. All of the Loan Parties’ obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder, any assignment by or replacement of a Lender and any resignation or removal of the Administrative Agent.

ARTICLE IV.

Conditions Precedent to Borrowings

Section 4.01 Conditions to the Initial Borrowing on the Closing Date.

The obligation of each Lender to make its initial Borrowing hereunder on the Closing Date is subject to satisfaction or due waiver in accordance with Section 10.01 of each of the following conditions precedent, except as otherwise agreed between the Borrower and the Administrative Agent:

(a) The Administrative Agent shall have received all of the following, each of which shall be originals or “pdf” files (followed promptly, at the reasonable request of the Administrative Agent, by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party (if applicable), each dated as of the Closing Date (or, in the case of certificates of governmental officials, as of a recent date before the Closing Date), and each in form and substance reasonably satisfactory to the Administrative Agent:

(i) executed counterparts of (A) this Agreement from the Borrower, (B) the Guaranty from each Guarantor, (C) the Intercompany Subordination Agreement from each Borrower Party and (D) a perfection certificate from the Borrower in respect of the Loan Parties;

(ii) (x) the U.S. Security Agreement, duly executed by the Borrower and each U.S. Guarantor and (y) the Canadian Security Agreement, duly executed by each Canadian Loan Party and each other Loan Party that acquires tangible assets in a province or territory of Canada, in each case, together with (subject to the last paragraph of this Section 4.01):

(1) certificates, if any, representing the Pledged Interests in each Subsidiary of the Borrower that is a Loan Party or is incorporated in the United States or any state or commonwealth thereof, the District of Columbia or Canada or any province or territory thereof (in the case of the Company and any Subsidiary of the Company, solely to the extent received by the Borrower after the Borrower’s use of commercially reasonable efforts to receive such certificates without undue burden or expense), accompanied by undated stock powers executed in blank (or stock transfer forms, as applicable) and instruments evidencing the Pledged Debt indorsed in blank (or instrument of transfer, as applicable) shall have been delivered to the Collateral Agent; and

(2) copies of proper financing statements, filed or duly prepared for filing under the Uniform Commercial Code or the PPSA, as applicable, in all United States or Canadian provincial or territorial jurisdictions, as applicable, that the Administrative Agent may deem reasonably necessary in order to perfect and protect the Liens on assets of the Borrower and each Subsidiary Guarantor created under the applicable Security Agreement, covering the Collateral described in the applicable Security Agreement;

(iii) (x) an Intellectual Property Security Agreement, duly executed by each U.S. Guarantor that owns U.S. intellectual property that is required to be pledged in accordance with the U.S. Security Agreement and (y) an Intellectual Property Security Agreement, duly executed by each Canadian Loan Party that owns Canadian intellectual property that is required to be pledged in accordance with the Canadian Security Agreement;

(iv) a Note executed by the Borrower in favor of each Lender requesting a Note reasonably in advance of the Closing Date;

(v) a Committed Loan Notice relating to the initial Borrowing, delivered no less than three (3) Business Days prior to the Closing Date;

(vi) a certificate executed by the chief financial officer or similar officer, director or authorized signatory of the Borrower (after giving effect to the Transactions to occur on the Closing Date) substantially in the form attached hereto as Exhibit G;

(vii) such customary documents and certifications (including Organization Documents and, if applicable, good standing certificates) as the Administrative Agent may reasonably require to evidence (A) the identity, authority and capacity of each Responsible Officer of the Loan Parties acting as such in connection with this Agreement and the other Loan Documents and (B) that each Loan Party is duly organized, formed or incorporated, and that each of them is validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, except to the extent that (other than with respect to the Borrower) any failure to be so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(viii) an opinion of (i) Cooley LLP, special New York and Washington counsel to the Loan Parties and (ii) Blakes, Cassels & Graydon LLP, special Canadian counsel to the Loan Parties, in each case, addressed to the Administrative Agent, the Collateral Agent and the Lenders, in form and substance reasonably satisfactory to the Administrative Agent; and

(ix) a certificate of a Responsible Officer of the Borrower certifying that the conditions set forth in Section 4.01(b), Section 4.01(g) and Section 4.01(h) have been satisfied.

(b) Since May 11, 2021, there has been no Company Material Adverse Effect (as defined in the Acquisition Agreement) that is continuing.

(c) The Administrative Agent shall have received (1) the audited consolidated balance sheets and the related audited consolidated statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ending December 31, 2018, December 31, 2019 and December 31, 2020, (2) the unaudited consolidated balance sheets and related statements of income of the Company and its Subsidiaries for each fiscal month ended after the close of its most recent fiscal year up to and including the month ending March 31, 2021, and (3) a Pro Forma consolidated balance sheet and related statements of income and cash flows of the Borrower and its Subsidiaries as of and for the 12-month period ending on March 31, 2021, prepared after giving effect to the Transactions as if the Transactions had occurred at the beginning of such period.

(d) The Administrative Agent shall have received customary Bank Act (Canada), insolvency, tax, judgment, UCC and PPSA lien searches for each Loan Party in its jurisdiction of organization and any other jurisdiction in which it has significant operations or maintains material assets.

(e) So long as requested in writing at least ten (10) Business Days prior to the Closing Date, the Administrative Agent shall have received, at least three (3) Business Days prior to the Closing Date, all documentation and other information with respect to the Borrower and the Guarantors that is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the PATRIOT Act (including, without limitation, beneficial ownership certifications).

(f) [Reserved].

(g) The Specified Acquisition Agreement Representations shall be true and correct in all respects and the Specified Representations shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by “materiality”, “Material Adverse Effect” or similar qualifiers) on and as of the Closing Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by “materiality”, “Material Adverse Effect” or similar qualifiers) as of such earlier date.

(h) The Acquisition shall be consummated in all material respects in accordance with the terms of the Acquisition Agreement substantially concurrently with the initial funding of the Facilities without giving effect to any amendments or waivers of or consents to the provisions thereof that, in any such case, are materially adverse to the interests of the Lenders or the Administrative Agent (in their capacities as such) without the consent of the Administrative Agent, such consent not to be unreasonably withheld, conditioned or delayed (it being understood and agreed that any amendment to the definition of “Company Material Adverse Effect” or reduction to purchase price shall be deemed to be materially adverse to the interests of the Lenders and the Administrative Agent).

(i) The Refinancing shall have been consummated, or shall be consummated substantially concurrently with the initial borrowing under the Facilities.

(j) All fees (including the fees set forth in the Fee Letter) and expenses (to the extent such expenses have been invoiced at least one (1) Business Day prior to the Closing Date, except as otherwise agreed to by the Borrower) due and payable to the Administrative Agent and the Lenders on the Closing Date shall have been paid (which amounts may be funded from the proceeds of the initial funding under the Facilities).

Notwithstanding anything herein to the contrary, it is understood that, other than with respect to (a) the execution and delivery by (i) the U.S. Guarantors of the U.S. Security Agreement and an Intellectual Property Security Agreement and (ii) the Canadian Loan Parties of the Canadian Security Agreement and (b) UCC Filing Collateral and PPSA Registration Collateral, to the extent any Lien on any Collateral is not or cannot be provided and/or perfected on the Closing Date after the Borrower’s use of commercially reasonable efforts to do so or without undue burden or expense, the provision and/or perfection of a Lien on such Collateral shall not constitute a condition precedent for purposes of this Section 4.01, but instead shall be required to be perfected after the Closing Date in accordance with Section 6.16; provided that the Borrower shall have delivered all Stock Certificates (other than with respect to the Borrower), within five (5) Business Days of the Closing Date, subject to extensions as are reasonably agreed by the Collateral Agent. For purposes of this paragraph, “UCC Filing Collateral” means Collateral of the U.S. Guarantors for which a security interest can be perfected by filing a UCC-1 financing statement, “PPSA Registration Collateral” means Collateral of the Canadian Loan Parties for which a security interest can be perfected by the registration of a PPSA financing statement and “Stock Certificates” means Collateral consisting of certificates representing Equity Interests of the Subsidiaries of the Borrower for which a security interest can be perfected by delivering such certificates, together with undated stock powers or other appropriate instruments of transfer executed in blank for each such certificate.

Section 4.02 Conditions to All Borrowings. The obligation of each Lender to honor any Committed Loan Notice (other than (x) on the Closing Date, (y) a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurodollar Rate Loans or (z) in connection with a New Loan Commitment, which shall be subject to the applicable provisions of Section 2.14) is subject to the satisfaction or due waiver in accordance with Section 10.01 of each of the following conditions precedent:

(a) the representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by “materiality”, “Material Adverse Effect” or similar qualifiers) on and as of the date of such Borrowing, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by “materiality”, “Material Adverse Effect” or similar qualifiers) as of such earlier date.

(b) No Default or Event of Default shall exist, or would immediately result from such proposed Borrowing or from the application of the proceeds therefrom.

(c) The Administrative Agent shall have received a Committed Loan Notice in accordance with the requirements hereof at least three (3) Business Days prior to the date of the requested Borrowing.

Each Committed Loan Notice (other than (x) on the Closing Date, (y) a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurodollar Rate Loans or (z) in connection with a New Loan Commitment, which shall be subject to the applicable provisions of Section 2.14) submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a) and (b) have been satisfied (unless waived in writing by the applicable Lenders) on and as of the date of the applicable Borrowing.

ARTICLE V.

Representations and Warranties

The Borrower represents and warrants, on the dates and to the extent required pursuant to Section 4.01 (it being understood that all representations and warranties of the Loan Parties contained in this Article V or any other Loan Document shall be made on the Closing Date) or 4.02, as applicable, to the Administrative Agent, Collateral Agent and the Lenders that:

Section 5.01 Existence, Qualification and Power; Compliance with Laws. Each Loan Party and each of the Subsidiaries (a) is a Person duly organized, formed or incorporated and validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, (c) is duly qualified and is authorized to do business and in good standing (to the extent such concept is applicable in the relevant jurisdiction) under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification and (d) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted, except in each case referred to in clause (a) solely with respect to good standing (other than with respect to the Borrower), (b)(i), (b)(ii) (other than with respect to the Borrower), (c) and (d), to the extent that any failure to be so or to have such would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.02 Authorization; No Contravention. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is or is to be a party are within such Loan Party’s corporate or other powers, have been duly authorized by all necessary corporate or other organizational action and do not and will not (a) contravene the terms of any of such Person’s Organization Documents or (b) violate any Law, except in the case of this clause (b), to the extent that such violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.03 Governmental Authorization; Other Consents. No approval, consent, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery, performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents (c) the perfection or maintenance of the Liens created under the Collateral Documents or (d) the exercise by the Administrative Agent of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except for (i) filings and registrations necessary to perfect the Liens on the Collateral granted by the Loan Parties, (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings which have been duly obtained, taken, given or made and are in full force and effect, (iii) approvals, consents, exemptions, authorizations or other actions, notices or filings required to be obtained by the Administrative Agent, in the ordinary course of its business and (iv) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.04 Binding Effect. This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party thereto. This Agreement and each other Loan Document constitutes, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms.

Section 5.05 Financial Statements; No Material Adverse Effect.

(a) The Historical Financial Statements of the Company and its Subsidiaries fairly present in all material respects the consolidated financial condition of the Company and its Subsidiaries as of the dates thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby.

(b) The consolidated financial statements of the Borrower and its Subsidiaries, as applicable, most recently delivered pursuant to Section 6.01(a) or 6.01(b), as applicable, fairly present in all material respects the consolidated financial condition of Borrower and its Subsidiaries, as applicable, as of the dates thereof and their results of operations for the period covered thereby in accordance with IFRS consistently applied throughout the period covered thereby subject, in respect of the financial statements delivered pursuant to Section 6.01(b), to the absence of footnotes and to normal and recurring year end audit adjustments.

(c) Since the Closing Date, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

(d) The Pro Forma Financial Statements and the consolidated forecasted balance sheets, statements of income and statements of cash flows of Borrower and its Subsidiaries most recently delivered pursuant to Section 6.01(c) were prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed to be reasonable in light of the conditions existing at the time of preparation thereof; it being understood that no assurance can be given that any particular projections will be realized, actual results may vary from such forecasts and that such variations may be material.

Section 5.06 Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, against the Borrower or any Subsidiary, or against any of their properties or revenues that (a) would reasonably be expected to have a Material Adverse Effect or (b) purport to restrain the performance by the Loan Parties of their obligations under this Agreement or any other Loan Document.

Section 5.07 [Reserved.]

Section 5.08 Ownership of Property; Liens.

(a) The Borrower and each of its Subsidiaries has fee simple or other comparable valid title to, or leasehold or subleasehold, as applicable, interests in, all real property necessary in the ordinary conduct of its business, free and clear of all Liens except for minor defects in title that do not, materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes and Liens permitted by Section 7.02 (including, for the avoidance of doubt, Permitted Liens), except where the failure to have such title or interests would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the use or operation of any Material Real Property or any real property necessary for the ordinary conduct business of the Borrower and its Subsidiaries, taken as a whole.

(b) Set forth on Schedule 5.08(b) to the Disclosure Letter hereto is a complete and accurate list, in all material respects, of all Material Real Property owned by any Loan Party as of the Closing Date, showing as of the Closing Date, the street address (to the extent available), county or other relevant jurisdiction, state and record owner; and as of the Closing Date, no Loan Party owns any Material Real Property except as listed on Schedule 5.08(b) to the Disclosure Letter. Except as set forth on Schedule 5.08(b) to the Disclosure Letter, no Material Real Property that is owned by a Loan Party is subject to any leases, licenses, or other occupancy agreements in favor of any Person that is not an Affiliate of such Loan Party.

Section 5.09 Environmental Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Borrower and its Subsidiaries and their respective operations and properties are, and, to the knowledge of the Borrower, for the past five (5) years have been, in compliance with all applicable Environmental Laws and Environmental Permits and none of the Borrower or the Subsidiaries are subject to any Environmental Liability.

(b) (i) None of the properties currently or formerly owned or operated by the Borrower or any of its Subsidiaries is listed or, to the knowledge of the Borrower, proposed for listing on the NPL or on the CERCLIS or any analogous foreign, state or local list, (ii) to the knowledge of the Borrower, there is no asbestos or asbestos-containing material on any property currently owned or operated by the Borrower or any of its Subsidiaries requiring investigation, remediation, mitigation, removal, or assessment, or other response, remedial or corrective action, pursuant to any Environmental Law and (iii) to the knowledge of the Borrower, Hazardous Materials have not been Released and there exists no threat of Release of Hazardous Materials on any property currently or formerly owned or operated by the Borrower or any of its Subsidiaries.

(c) None of the Borrower or any of its Subsidiaries is undertaking, either individually or together with other potentially responsible parties, any investigation, remediation, mitigation, removal, assessment or remedial, response or corrective action relating to any actual or threatened Release, discharge or disposal of Hazardous Materials at any site, location or operation, either voluntarily or pursuant to the order of any Governmental Authority or the requirements of any Environmental Law.

(d) All Hazardous Materials generated, used, treated, handled or stored at, or transported to or from, any property currently or, to the knowledge of the Borrower, formerly owned or operated by the Borrower or any of its Subsidiaries have been disposed of in a manner not reasonably expected to result in any Environmental Liability to the Borrower or any of its Subsidiaries.

(e) None of the Borrower or any of its Subsidiaries has received a notice of or is subject to any claim, action, proceeding or suit alleging any Environmental Liability.

Section 5.10 Taxes; Governmental Obligations. Other than as specifically disclosed in Schedule 5.10 to the Disclosure Letter, the Borrower and each of the Loan Parties have filed or have caused to be filed all income and other Tax returns required to be filed, and have paid all income and other material Taxes (including in its capacity as a withholding agent) levied or imposed upon them or their properties, income or assets otherwise due and payable and all other governmental assessments, governmental charges or other payments required by Law to be paid to any Governmental Authority except, in each case, to the extent being contested in good faith and by appropriate proceedings for which appropriate reserves have been established in accordance with IFRS.

Section 5.11 Employee Benefits Plans.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable federal and state laws and (ii) each Plan that is intended to be a qualified plan under Section 401(a) of the Code may rely upon an opinion letter for a prototype plan or has received a favorable determination letter from the IRS to the effect that the form of such Plan is qualified under Section 401(a) of the Code and the trust related thereto has been determined by the IRS to be exempt from federal income tax under Section 501(a) of the Code, or an application for such a letter will be submitted to the IRS within the applicable required time period with respect thereto, if permitted under IRS procedures, or is currently being processed by the IRS, and to the knowledge of the Borrower, nothing has occurred that would prevent, or cause the loss of, such tax-qualified status.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Foreign Plan is in compliance in all material respects with all requirements of Law applicable thereto and the respective requirements of the governing documents for such plan and (ii) with respect to each Foreign Plan, none of the Borrower or any of its Subsidiaries or any of their respective directors, officers, employees or agents has engaged in a transaction that, individually or in the aggregate, would reasonably be expected to subject the Borrower or any of its Subsidiaries, directly or indirectly, to any tax or civil penalty.

(c) There are no pending or, to the knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan or Canadian Pension Plan that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) (i) No ERISA Event has occurred and neither any Loan Party nor, to the knowledge of the Borrower, any ERISA Affiliate is aware of any fact, event or circumstance that would reasonably be expected to constitute or result in an ERISA Event with respect to any Plan or Multiemployer Plan, (ii) each Loan Party and each ERISA Affiliate has met all applicable requirements under the Pension Funding Rules in respect of each Plan, and no waiver of the minimum funding standards under such Pension Funding Rules has been applied for or obtained, and (iii) no Plan has been terminated by the plan administrator thereof or by the PBGC, except with respect to each of the foregoing clauses (i) through (iii) of this Section 5.11(d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) With respect to each Foreign Plan, if required, (i) reserves have been established in respect of any unfunded liabilities in accordance with applicable Law and, where required, in accordance with ordinary accounting practices in the jurisdiction in which such Foreign Plan is maintained, and (ii) except as disclosed or reflected in such financial statements, there are no aggregate unfunded liabilities with respect to Foreign Plans and the present value of the aggregate accumulated benefit liabilities of all Foreign Plans did not, as of the last annual valuation date applicable thereto, exceed the assets of all such Foreign Plans, except with respect to each of the foregoing clauses (i) through (ii) of this Section 5.11(d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) (i) Each Canadian Pension Plan is in compliance in all material respects with its terms and the applicable provisions of all applicable Laws, (ii) no Canadian Pension Event has occurred and no grounds exist that would reasonably be expected to result in a Canadian Pension Event, (iii) no failure by any Loan Party or any of its Subsidiaries to perform its obligations under a Canadian Pension Plan has occurred, and (iv) no Loan Party or any of its Subsidiaries maintains, contributes to or has any liability with respect to a Canadian Defined Benefit Plan.

Section 5.12 Subsidiaries; Capital Stock. As of the Closing Date, there are no Subsidiaries other than those specifically disclosed in Schedule 5.12 to the Disclosure Letter, and all of the outstanding Capital Stock in such Subsidiaries that are owned by a Loan Party have been validly issued, are fully paid and non-assessable (other than for those Subsidiaries that are limited liability companies and limited partnerships and to the extent such concepts are not applicable in the relevant jurisdiction) and are owned free and clear of all Liens except (i) those created under the Collateral Documents and (ii) any nonconsensual Lien that is permitted under Section 7.02.

Section 5.13 Margin Regulations; Investment Company Act.

(a) No Loan Party is engaged nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying Margin Stock, or extending credit for the purpose of purchasing or carrying Margin Stock and no proceeds of any Borrowings will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock. Neither the making of any Borrowing hereunder nor the use of proceeds thereof will violate any regulations of the FRB, including the provisions of Regulations T, U or X of the FRB.

(b) None of the Loan Parties is or is required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

Section 5.14 Disclosure. No report, financial statement, certificate or other written information furnished by or on behalf of any Loan Party (other than projected financial information, pro forma financial information and information of a general economic or industry nature) to any Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or any other Loan Document, when taken as a whole, contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein (when taken as a whole), in the light of the circumstances under which they were made, not materially misleading; provided that, with respect to projected and pro forma financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable in light of the conditions existing at the time of preparation thereof; it being understood that no assurance can be given that any particular projections or pro forma results will be realized, actual results may vary from such forecasts and that such variances may be material.

Section 5.15 Compliance with Laws. The Borrower and each Subsidiary is in compliance with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which the failure to comply therewith would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.16 Intellectual Property; Licenses, Etc. The Borrower and each Subsidiary owns, licenses or possesses the right to use, all of the trademarks, service marks, trade names, copyrights, patents and other intellectual property rights (collectively, “IP Rights”) that are necessary for the operation of its respective business, as currently conducted, except to the extent such failure to own, license or possess, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The conduct of the business of the Borrower and its Subsidiaries as currently conducted does not infringe upon or violate any IP Rights held by any other Person, except for such infringements and violations which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Borrower, threatened in writing, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.17 Solvency. On the Closing Date, after giving effect to the Transactions, the Borrower and its Subsidiaries, on a consolidated basis, are Solvent.

Section 5.18 Perfection, Etc. Subject to Section 5.03, each Collateral Document delivered pursuant to this Agreement will, upon execution and delivery thereof, be effective to create in favor of the Collateral Agent for the benefit of the Secured Parties, legal, valid and enforceable Liens on, and security interests in, the Collateral described therein to the extent intended to be created thereby, except as to enforcement, as may be limited by applicable domestic bankruptcy, insolvency, fraudulent conveyance, reorganization (by way of voluntary arrangement, schemes of arrangements or otherwise), moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and (a) when financing statements are properly filed in the offices of the Secretary of State or other applicable governmental entity of each U.S. Guarantor’s jurisdiction of organization or formation or the applicable personal property registrar in each Canadian Loan Party’s jurisdiction of organization or formation or jurisdiction where such Canadian Loan Party holds any property or assets and applicable documents are properly filed and recorded as applicable in the United States Copyright Office, the United States Patent and Trademark Office or the Canadian Intellectual Property Office, (b) upon the taking of possession or control by the Collateral Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent to the extent possession or control by the Collateral Agent is required by the applicable Collateral Document) and (c) upon the proper filing or recording, as applicable, of Mortgages and fixture filings with respect to any Material Real Estate Asset constituting Collateral, the Liens created by the Collateral Documents shall constitute fully perfected Liens so far as possible under relevant Law on, and security interests in (to the extent intended to be created thereby and required to be perfected under the Loan Documents), all right, title and interest of the grantors in such Collateral in each case free and clear of any Liens other than Liens permitted hereunder.

Section 5.19 Sanctions; OFAC.

(a) Sanctions Laws and Regulations. The Borrower and each of its Subsidiaries is in compliance, in all material respects, with applicable Sanctions Laws and Regulations and applicable anti-money laundering laws and regulations. No Borrowing nor the use of proceeds thereof will violate or result in the violation of any Sanctions Laws and Regulations applicable to the Borrower and each of its Subsidiaries.

(b) OFAC. None of the Borrower or any of its Subsidiaries or, to the knowledge of the Borrower, any director, manager, officer, agent or employee of the Borrower or any of its Subsidiaries, in each case, (i) is a person whose property or interest in property is blocked or subject to blocking pursuant to Section 1 of the Executive Order, (ii) engages in any dealings or transactions prohibited by Section 2 of the Executive Order, or is otherwise associated with any such person in any manner that violates Section 2 of the Executive Order or (iii) is a person on the list of “Specially Designated Nationals and Blocked Persons”, is domiciled, organized or ordinarily resident in a Sanctioned Country or is subject to prohibitions under any other U.S. Department of the Treasury’s Office of Foreign Assets Control regulation or executive order or any other Sanctions Laws and Regulations. The Borrower will not directly or knowingly indirectly use the proceeds of the Loans or otherwise make available such proceeds to any Person, for the purpose of financing the activities of any Person subject to any U.S. sanctions administered by OFAC or any other Sanctions Laws and Regulations.

(c) Beneficial Ownership. The information included in the Beneficial Ownership Certification, if any, delivered to a Lender that is a “covered financial institution” for purposes of the Beneficial Ownership Regulation, is true and correct in all material respects on the Closing Date after giving effect to the Transactions to occur on the Closing Date.

Section 5.20 Anti-Corruption Laws. No part of the proceeds of any Loan will be used for any improper payments, directly or knowingly indirectly, to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, or any other party (if applicable) in order to obtain, retain or direct business or obtain any improper advantage, in violation in any material respect of the United States Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), as amended, or any similar laws, rules or regulations issued, administered or enforced by any Governmental Authority having jurisdiction over the Borrower (collectively, the “Anti-Corruption Laws”). The Borrower, its Subsidiaries and their respective officers and employees and, to the knowledge of the Borrower, their respective directors and agents, are in compliance, in all material respects, with Anti-Corruption Laws.

Section 5.21 No Default. No Default or Event of Default has occurred and is continuing.

Section 5.22 Privacy and Data Security. Since January 1, 2016, to the knowledge of the Loan Parties after reasonable inquiry (i) there is not and has not been any complaint to, or any external audit, proceeding, investigation (formal or informal) or claim against, any Loan Party or any of their respective Subsidiaries by any private party, the Federal Trade Commission, any state attorney general or similar state official or any other Governmental Authority, in each case with respect to the collection, use, retention, disclosure, transfer, interception, storage, disposal or other processing of Personal Data by the Loan Parties and (ii) no Loan Party nor any of their respective Subsidiaries has suffered any data breach or security incident involving any Personal Data involving material or significant information or which would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Loan Parties after reasonable inquiry, there is not and has not been any complaint to, or any external audit, proceeding, investigation (formal or informal) or claim against, the Borrower or its Subsidiaries by any private party, the Federal Trade Commission, any state attorney general or similar state official or any other Governmental Authority, in each case with respect to the collection, use, retention, disclosure, transfer, interception, storage, disposal, or other processing of Personal Data. Since January 1, 2016, each Loan Party and their respective Subsidiaries have complied with all legal requirements applicable to the privacy and security of Personal Data, except if the failure to comply therewith would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

ARTICLE VI.

Affirmative Covenants

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied, the Borrower shall, and shall cause each Subsidiary to:

Section 6.01 Financial Statements. Deliver to the Administrative Agent for further distribution to each Lender:

(a) within ninety (90) days after the end of each fiscal year of the Borrower and its Subsidiaries ending after the Closing Date, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with IFRS, audited and accompanied by a report and opinion of any independent certified public accountant (which audit opinion shall be delivered by an independent certified public accountant of nationally recognized standing), which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification, exception or explanatory paragraph or any qualification, exception or explanatory paragraph as to the scope of such audit;

(b) within forty-five (45) days after the end of each fiscal quarter, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for such fiscal quarter, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of the Borrower as fairly presenting in all material respects the consolidated financial condition, results of operations, shareholders’ equity and cash flows of the Borrower and its Subsidiaries in accordance with IFRS, subject only to normal year-end audit adjustments and the absence of footnotes;

(c) within ninety (90) days after the end of each fiscal year, to be distributed only to each Lender that has selected the “Private Side Information” or similar designation, reasonably detailed forecasts along with written assumptions prepared by management of the Borrower and its Subsidiaries (on a consolidated basis) (including projected consolidated balance sheets, income statements and cash flow statements of the Borrower and its Subsidiaries (on a consolidated basis) on a quarterly basis for the fiscal year following such fiscal year then ended, which forecasts shall be prepared in good faith on the basis of assumptions believed to be reasonable in light of the conditions existing at the time of preparation thereof; and

(d) concurrently with delivery of the financial statements referred to in Section 6.01(a) and Section 6.01(b), a customary management’s discussion and analysis of financial information.

Documents required to be delivered pursuant to Section 6.01(a), (b), (c) or (d) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which such documents are posted on behalf of the Borrower on the Platform or another relevant internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that the Borrower shall notify (which may be by electronic mail) the Administrative Agent of the posting of any such documents described in this paragraph. The Administrative Agent shall have no obligation to request the delivery of or to maintain or deliver to Lenders paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for timely accessing posted documents and maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks/IntraAgency, LendAmend, Syndtrak or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information (within the meaning of foreign, United States federal and state securities Laws, or Canadian federal, state, or territorial securities Laws, as applicable) with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that, if it has been notified that there exists any Public Lender, it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC SIDE” or “PUBLIC” which, at a minimum, means that the word “PUBLIC SIDE” or “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC SIDE” or “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrower or its Affiliates, or their respective securities for purposes of foreign, United States federal and state securities Laws, or Canadian federal, state, or territorial securities Laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.08); (y) all Borrower Materials marked “PUBLIC SIDE” or “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information” and (z) any Borrower Materials that are not marked “PUBLIC SIDE” or “PUBLIC” shall be deemed to contain material non-public information (within the meaning of foreign, United States federal and state securities Laws, or Canadian federal, state, or territorial securities Laws, as applicable) and shall not be suitable for posting on a portion of the Platform designated “Public Side Information.” Notwithstanding anything herein to the contrary, financial statements delivered pursuant to Section 6.01(a) and Section 6.01(b) and Compliance Certificates delivered pursuant to Section 6.02(a) shall be deemed to be suitable for posting on a portion of the Platform designated “Public Side Information.”

Section 6.02 Certificates; Other Information. Deliver to the Administrative Agent:

(a) concurrently with delivery of financial statements referred to in Sections 6.01(a) and Section 6.01(b), a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower (which shall include, to the extent delivered with respect to the financial statements referred to in Section 6.01(a), a calculation of Excess Cash Flow for the relevant Excess Cash Flow Period and of the amount of the payment required pursuant to Section 2.05(b)(i), and which delivery may be by electronic communication including email and shall be deemed to be an original authentic counterpart thereof for all purposes);

(b) promptly, such additional information regarding the business, legal, financial or corporate affairs of any Loan Party or any Subsidiary thereof as the Administrative Agent or any Lender through the Administrative Agent may from time to time reasonably request; provided that, notwithstanding anything to the contrary in this Section 6.02(b), none of the Borrower nor any Subsidiary will be required pursuant to this clause (b) to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by Law or any binding agreement not entered into for the purpose of circumventing the disclosure obligations of the Loan Parties and their Subsidiaries hereunder or (iii) that is subject to attorney client or similar privilege or constitutes attorney work product; and

(c) promptly after any request by the Administrative Agent, acting reasonably, copies of any detailed audit reports, letters or recommendations submitted to the Board of Directors or similar governing body (or the audit committee of the Board of Directors or similar governing body) of the Borrower or any of its Subsidiaries by independent accountants in connection with the accounts or books of the Borrower or any of its Subsidiaries or any audit of any of them.

Section 6.03 Notices. Promptly, after a Responsible Officer of the Borrower or any Guarantor has obtained knowledge thereof, notify the Administrative Agent for further distribution to each Lender:

(a) of the occurrence of any Default or Event of Default hereunder;

(b) of any matter that has had or would reasonably be expected to have a Material Adverse Effect;

(c) of the occurrence of any Data Breach involving material or significant information or which would reasonably be expected to have a Material Adverse Effect;

(d) of any action arising under any Environmental Law against any Loan Party or any of its Subsidiaries, any noncompliance by any Loan Party or any of its Subsidiaries with any Environmental Law or Environmental Permit, or any Release of Hazardous Materials that, in each case, would reasonably be expected to have a Material Adverse Effect;

(e) of the institution of any material litigation not previously disclosed by the Borrower to the Administrative Agent, or any material development in any material litigation that is reasonably likely to be adversely determined, any material settlement agreement and, in either case, if adversely determined would reasonably be expected to have a Material Adverse Effect;

(f) (i) of the occurrence of any ERISA Event, where there is any reasonable likelihood of the imposition of liability on any Loan Party as a result thereof that would be reasonably expected to have a Material Adverse Effect; and (ii) promptly after any reasonable request therefor by the Administrative Agent or any Lender, copies of (A) any documents described in Section 101(k)(1) of ERISA that the Borrower or any ERISA Affiliate may request with respect to any Multiemployer Plan with respect to which there is any reasonable likelihood of the imposition of material liability on any Loan Party or (B) any notices described in Section 101(l)(1) of ERISA that the Borrower or any ERISA Affiliate may request with respect to any Multiemployer Plan with respect to which there is any reasonable likelihood of the imposition of material liability of any Loan Party; provided, however, that if the Borrower or any ERISA Affiliate have not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, the Borrower or the applicable ERISA Affiliate shall promptly make a request for such documents and notices from such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof;

(g) of the occurrence of any Foreign Benefit Event, where there is any reasonable likelihood of the imposition of liability on any Loan Party as a result thereof that would be reasonably expected to have a Material Adverse Effect;

(h) of the occurrence of any Canadian Pension Event;

(i) of the occurrence of any change to the legal name or jurisdiction of organization of any Loan Party or any other fundamental change which would adversely affect the perfection of Collateral Agent’s security interest in the Collateral;

(j) of any material changes in accounting policies or practices of the Borrower and its Subsidiaries;

(k) of any default under any contract governing Indebtedness in an amount in excess of $1,000,000; and

(l) of changes in information related to Beneficial Ownership Certification (to the extent applicable to any Lender).

Each notice pursuant to this Section 6.03 (other than paragraph (i), (j) or (l)) shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and, if applicable, stating what action the Borrower has taken and proposes to take with respect thereto.

Section 6.04 Payment of Taxes and Governmental Charges. Pay, discharge or otherwise satisfy as the same shall become due and payable all its obligations and liabilities in respect of Taxes imposed upon it or its income, profits, properties or other assets and all other payments required by Law to be paid to any Governmental Authority the failure of which to pay would result in a Lien on the assets of the Borrower or any Subsidiary, except, in each case, (i) to the extent being contested in good faith and by appropriate proceedings for which appropriate reserves have been established in accordance with IFRS, or (ii) if such failure to pay or discharge such obligations and liabilities could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 6.05 Preservation of Existence, Etc. (a) Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization except in a transaction permitted by Sections 7.03 or 7.04, (b) take all reasonable action to maintain all rights, privileges (including its good standing, if such concept is applicable in its jurisdiction of organization), permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or as otherwise permitted hereunder.

Section 6.06 Maintenance of Properties. Except if the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or as otherwise permitted hereunder, (a) maintain, preserve and protect all of its tangible properties and equipment that are necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted and (b) preserve or renew all of its registered copyrights, patents, trademarks, trade names and service marks.

Section 6.07 Maintenance of Insurance. Maintain in full force and effect, with insurance companies that the Borrower believes (in the good faith judgment of the management of the Borrower) are financially sound and responsible at the time the relevant coverage is placed or renewed, insurance in at least such amounts (after giving effect to any self-insurance which the Borrower believes (in the good faith judgment of management of the Borrower) is reasonable and prudent in light of the size and nature of its business) and against at least such risks (and with such risk retentions) as are usually insured against in the same general area by companies engaged in businesses similar to those engaged by the Borrower and the Subsidiaries. Subject to Section 6.16, the Borrower shall ensure that at all times the Collateral Agent, for the benefit of the Secured Parties, shall be named as an additional insured, lender loss payee and/or loss payee, as applicable, with respect to liability policies (other than directors and officers policies and workers compensation and other insurance with respect to which a secured party is customarily not granted an insurable interest) maintained by the Borrower and each Guarantor and the Collateral Agent, for the benefit of the Secured Parties, shall be named as lender loss payee and mortgagee with respect to the property insurance maintained by the Borrower and each Guarantor; provided that, unless an Event of Default shall have occurred and be continuing and, other than in the case of any Event of Default described in Sections 8.01(a) and 8.01(f), the Administrative Agent or the Required Lenders shall have elected to accelerate any Obligations or pursue any of their remedies as set out in Section 8.02, (A) all proceeds from insurance policies shall be paid to the Borrower or Guarantor, (B) to the extent the Collateral Agent receives any proceeds, the Collateral Agent shall turn over to the Borrower any amounts received by it as an additional insured or lender loss payee under any property insurance maintained by the Borrower and its Subsidiaries, and (C) the Collateral Agent agrees that the Borrower and/or their applicable Subsidiaries shall have the sole right to adjust or settle any claims under such insurance.

Section 6.08 Compliance with Laws. Comply with the requirements of all applicable Laws (including, without limitation, ERISA, the PATRIOT Act, Sanctions Laws and Regulations and Environmental Laws) and all orders, writs, injunctions and decrees of any Governmental Authority applicable to it or to its business or property, except if the failure to comply therewith would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 6.09 Books and Records. Maintain proper books of record and account, in a manner to allow financial statements to be prepared in all material respects in conformity with IFRS consistently applied in respect of all financial transactions and matters involving the assets and business of the Borrower or, if applicable, such Subsidiary, as the case may be (it being understood and agreed that Foreign Subsidiaries may maintain individual books and records in conformity with generally accepted accounting principles that are applicable in their respective jurisdiction of organization).

Section 6.10 Inspection Rights. Permit representatives and advisors of the Administrative Agent (who may be accompanied by representatives of any lender at its own expense) to visit and inspect any of its properties (subject to the rights of lessees or sublessees thereof and subject to any restrictions or limitations in the applicable lease, sublease or other written occupancy arrangement pursuant to which the Borrower or such Subsidiary is a party), to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance written notice to the Borrower; provided that, excluding any such visits and inspections during the continuation of an Event of Default, only one such exercise by the Administrative Agent (or any of its representatives or advisors) shall be at the Borrower’s expense; provided further, that when an Event of Default is continuing the Administrative Agent (or any of its representatives) may do any of the foregoing at the expense of the Borrower at any time and from time to time. The Administrative Agent and the Lenders shall give the Borrower the opportunity to participate in any discussions with the Borrower’s accountants. Notwithstanding anything to the contrary in this Section 6.10, none of the Borrower nor any Subsidiary will be required to disclose or permit the inspection or discussion of, any document, information or other matter (i) that constitutes non-financial trade secrets or non-financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by Law or any binding agreement or (iii) that is subject to attorney client or similar privilege or constitutes attorney work product.

Section 6.11 Use of Proceeds. The Borrower will use the proceeds of the Initial Term Loan on the Closing Date solely to finance the Transaction and will use the proceeds of the Loans pursuant to Sections 5.13(a), 5.19 and 5.20.

Section 6.12 Covenant to Guarantee Obligations and Give Security. Upon the formation or acquisition of any Subsidiaries by any Loan Party (provided that any Excluded Subsidiary ceasing to be an Excluded Subsidiary but remaining a Subsidiary shall be deemed to constitute the acquisition of a Subsidiary for all purposes of this Section 6.12) that is not an Excluded Subsidiary, and upon the acquisition of any property (other than (x) Excluded Property and real property that is not Material Real Property and (y) intellectual property rights arising under the laws of any jurisdiction other than that of the United States, any state or commonwealth thereof and the District of Columbia, and Canada, intellectual property that is not registered with, or that is not the subject of an application for registration with, the United States Patent and Trademark Office or United States Copyright Office and Canadian intellectual property that is not registered with, or that is not the subject of an application for registration with, the Canadian Intellectual Property Office by any Loan Party, which property, in the reasonable judgment of the Administrative Agent, is not already subject to a perfected Lien in favor of the Collateral Agent for the benefit of the Secured Parties (and where such a perfected Lien would be required in accordance with the terms of the Collateral Documents or other Loan Documents)), the Borrower shall, at the Borrower’s expense:

(i) in connection with such formation or acquisition of such Subsidiary, within thirty (30) days after such formation or acquisition or such longer period as the Collateral Agent may agree in writing in its reasonable discretion, (A) cause each such Subsidiary that is not an Excluded Subsidiary to duly execute and deliver to the Collateral Agent a guaranty or guaranty supplement, in the form attached to the Guaranty or otherwise reasonably satisfactory to the Collateral Agent, guaranteeing the Obligations and a joinder or supplement to the applicable Loan Documents in the form attached to the applicable Loan Document or otherwise reasonably satisfactory to the Collateral Agent and (B) (if not already so delivered) deliver certificates (or the foreign equivalent thereof, as applicable) representing the Pledged Interests of each such Subsidiary (if any) held by the applicable Loan Party accompanied by undated stock powers or other appropriate instruments of transfer executed in blank and, , instruments evidencing the Pledged Debt owing by such Subsidiary to any Loan Party indorsed in blank to the Collateral Agent, together with, if requested by the Collateral Agent, supplements to the applicable Security Agreement in the form attached to the applicable Security Agreement or otherwise reasonably satisfactory to the Collateral Agent; provided that any Excluded Property shall not be required to be pledged as Collateral,

(ii) within sixty (60) days after such formation or acquisition of any such property or any request therefor by the Collateral Agent with respect to any Material Real Property (or such longer period, as the Collateral Agent may agree in writing in its reasonable discretion) duly execute and deliver, and cause each such Subsidiary that is not an Excluded Subsidiary to duly execute and deliver, to the Collateral Agent one or more Mortgages (and other documentation and instruments referred to in Section 6.14) (with respect to Material Real Properties only) in a form consistent with any existing Mortgages or otherwise reasonably satisfactory to the Collateral Agent and Security Agreement Supplements and Intellectual Property Security Agreement Supplements in the form attached to the applicable Security Agreement or otherwise reasonably satisfactory to the Collateral Agent, securing payment of all the Obligations (provided that to the extent any property to be subject to a Mortgage is located in a jurisdiction that imposes mortgage recording taxes, intangibles tax, documentary tax or similar recording fees or taxes, to the extent permitted by applicable law, the relevant Mortgage shall not secure an amount in excess of the Fair Market Value of such property subject thereto) of the applicable Loan Party under the Loan Documents and establishing Liens on all such properties or property; provided that such properties or property shall not be required to be pledged as Collateral, and no Security Agreement Supplements, Intellectual Property Security Agreement Supplements shall be required to be delivered in respect thereof, to the extent that any such properties or property constitute Excluded Property,

(iii) within thirty (30) days after such request, formation or acquisition, or such longer period as the Collateral Agent may agree in writing in its reasonable discretion, take, and cause such Subsidiary that is not an Excluded Subsidiary and each applicable Loan Party to take, whatever action (including, the filing of UCC financing statements, the filing of PPSA financing statements, the giving of notices, the delivery of stock and membership interest certificates or foreign equivalents representing the applicable Capital Stock) as may be necessary or advisable in the reasonable opinion of the Collateral Agent to vest in the Collateral Agent (or in any representative of the Collateral Agent designated by it), subject to Section 5.03, valid and subsisting Liens on the properties purported to be subject to the Security Agreement Supplements, Intellectual Property Security Agreement Supplements, supplements to other Collateral Documents and security agreements delivered pursuant to this Section 6.12, in each case to the extent required under the Loan Documents, enforceable against all third parties in accordance with their terms,

(iv) [reserved],

(v) [reserved], and

(vi) at any time and from time to time, promptly execute and deliver any and all further instruments and documents and take all such other action as the Collateral Agent in its reasonable judgment may deem necessary or desirable in obtaining the full benefits of, or in perfecting and preserving the Liens of, such guaranties, Security Agreement Supplements, Intellectual Property Security Agreement Supplements, Collateral Documents and security agreements, in each case to the extent required under the Loan Documents;

provided, however, that notwithstanding the foregoing, the Borrower may, at its election, opt not to include any Subsidiary (other than a Subsidiary organized in the United States or Canada) as a Guarantor or a Loan Party so long as, on a Pro Forma Basis after giving effect to the formation or acquisition of such Subsidiary, the Borrower is and remains in compliance with the Minimum Guarantor Requirement without the inclusion of such Subsidiary as a Guarantor.

Section 6.13 Compliance with Environmental Laws. Except, in each case, to the extent that the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) comply, and make all reasonable efforts to cause all lessees and other Persons operating or occupying its properties to comply, with all Environmental Laws and Environmental Permits; (ii) obtain, maintain and renew all applicable Environmental Permits necessary for its operations and properties; and (iii) to the extent required under Environmental Laws, conduct any investigation, mitigation, study, sampling and testing, and undertake any cleanup, removal or remedial, corrective or other action necessary to respond to and remove and clean up all Hazardous Materials associated with its operations or its properties, in accordance with the requirements of all Environmental Laws.

Section 6.14 Further Assurances. Promptly upon request by the Administrative Agent or the Collateral Agent, and subject to the limitations described in Section 6.12, (a) correct any material defect or error that may be discovered in any Loan Document or other document or instrument relating to any Collateral or in the execution, acknowledgment, filing or recordation thereof and (b) with respect to the Loan Parties, do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent or the Collateral Agent may reasonably require from time to time in order to grant, preserve, protect and continue the validity, perfection and priority of the security interests created or intended to be created by the Collateral Documents, in each case to the extent required under the Loan Documents. By the date that is sixty (60) days after the Closing Date or sixty (60) days after the acquisition by any Loan Party of any Mortgaged Property following the Closing Date, as such time period may be extended in the Collateral Agent’s reasonable discretion, the Borrower shall, and shall cause each Loan Party to, deliver to the Collateral Agent:

(i) a Mortgage with respect to each Mortgaged Property, together with evidence each such Mortgage has been duly executed, acknowledged and delivered by a duly authorized officer of each Loan Party thereto on or before such date in a form suitable for filing and recording in all appropriate local filing or recording offices that the Collateral Agent may deem reasonably necessary or desirable in order to create a valid and subsisting perfected Lien on the property described therein in favor of the Collateral Agent for the benefit of the Secured Parties, subject only to Permitted Liens, and that all filing and recording taxes and fees have been paid or otherwise provided for in a manner reasonably satisfactory to the Collateral Agent; provided that to the extent any property to be subject to a Mortgage is located in a jurisdiction that imposes mortgage recording taxes, intangibles tax, documentary tax or similar recording fees or taxes, to the extent permitted by applicable law, the relevant Mortgage shall not secure an amount in excess of the Fair Market Value of such property subject thereto;

(ii) fully paid American Land Title Association or equivalent Lender’s title insurance policies or marked up unconditional binder for such insurance (the “Mortgage Policies”) insuring the applicable Mortgage to be a valid first and subsisting Lien on the property described therein, free and clear of all Liens, other than Permitted Liens, in form and substance reasonably requested by Collateral Agent, with endorsements and affirmative insurance coverage reasonably requested by Collateral Agent (including without limitation a zoning endorsement, or if a zoning endorsement is not available, other evidence regarding the compliance of the applicable Material Real Property with applicable zoning Laws, to the extent such zoning laws exist), in amounts reasonably acceptable to the Collateral Agent (not to exceed the Fair Market Value of the Material Real Properties covered thereby and subject to any tie-in coverage available), issued, coinsured and reinsured by title insurers reasonably acceptable to the Collateral Agent in connection with any Material Real Property located in the United States;

(iii) American Land Title Association/American Congress on Surveying and Mapping form surveys or the equivalent in Canada, for which all necessary fees (where applicable) have been paid, certified to the Collateral Agent and the issuer of the Mortgage Policies in a manner reasonably satisfactory to the Collateral Agent by a land surveyor duly registered and licensed in the United States or Canada, as applicable, in which the property described in such surveys is located showing all buildings and other improvements, the location of any easements, parking spaces, rights of way, building setback lines and other dimensional regulations and reasonably acceptable to the Collateral Agent; provided that new or updated surveys will not be required if an existing survey, ExpressMap or other similar documentation is available and survey coverage is available for the Mortgage Policies without the need for such new or updated surveys and provided further this foregoing requirement shall only be in connection with any Material Real Property located in the United States or Canada;

(iv) in each case with respect to any Material Real Property (and any other Mortgaged Properties located in the same state as any such Material Real Property), customary opinions of local counsel to the Loan Parties in jurisdictions in which the Mortgaged Property is located, with respect to the enforceability and perfection of the Mortgages and, if applicable any related fixture filings, in form and substance reasonably satisfactory to the Collateral Agent;

(v) customary opinions of counsel to the Loan Parties in the jurisdictions in which the Loan Parties party to the Mortgages are organized or formed, with respect to the valid existence, corporate power and authority of such Loan Parties in the granting of the Mortgages, in form and substance reasonably satisfactory to the Collateral Agent;

(vi) with respect to each improved Mortgaged Property located in the United States, a “Life-of Loan” Federal Emergency Management Agency Standard Flood Hazard Determination;

(vii) evidence that all other actions reasonably requested by the Administrative Agent, that are necessary in order to create valid and subsisting first priority Liens on the property described in the Mortgage, have been taken; and

(viii) evidence that all documented and invoiced fees, costs and expenses have been paid in connection with the preparation, execution, filing and recordation of the Mortgages, including reasonable attorneys’ fees, filing and recording fees, title insurance company coordination fees, documentary stamp, mortgage and intangible taxes and title search charges and other charges incurred in connection with the recordation of the Mortgages and the other matters described in this Section 6.14 and as otherwise required to be paid in connection therewith under Section 10.04.

Section 6.15 Control Agreements. (a) Within sixty (60) days after the Closing Date, or such longer period as the Collateral Agent may agree in writing in its sole discretion, with respect to deposit accounts and securities accounts owned by any Loan Party as of the Closing Date and located in the United States (other than Excluded Accounts), and (b) within the later of (i) sixty (60) days after the Closing Date, or such longer period as the Collateral Agent may agree in writing in its sole discretion and (ii) thirty (30) days after the opening or acquisition thereof, in the case of any deposit account or securities account opened or acquired by any Loan Party after the Closing Date and located in the United States (other than Excluded Accounts), deliver to the Collateral Agent control agreements from the applicable depositary bank or securities intermediary in favor of the Administrative Agent with respect to such deposit accounts or securities accounts (other than Excluded Accounts).

Section 6.16 Post-Closing Undertakings. Within the time periods specified on Schedule 6.16 to the Disclosure Letter hereto (as each may be extended by written agreement of the Administrative Agent in its reasonable discretion), provide such Collateral Documents and complete such undertakings as are set forth on Schedule 6.16 to the Disclosure Letter.

Section 6.17 Minimum Guarantor Requirement. At all times, the Borrower will comply with the Minimum Guarantor Requirement, which compliance shall be tested as of the last day of the Test Period most recently then ended.

Section 6.18 No Change in Line of Business. Continue to engage in substantially similar lines of business as those lines of business conducted by the Borrower and its Subsidiaries on the date hereof including any business reasonably related, complementary, synergistic or ancillary thereto or reasonable extensions thereof.

Section 6.19 Canadian Pension Plans. Perform its obligations and comply with the Laws applicable to any Canadian Pension Plan.

ARTICLE VII.

Negative Covenants

So long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied, the Borrower shall not, nor shall it permit any Subsidiary to, directly or indirectly:

Section 7.01 Indebtedness. Directly or indirectly, Incur any Indebtedness.

The foregoing limitations will not apply to (collectively, “Permitted Debt”):

(a) Indebtedness arising under the Loan Documents;

(b) [reserved];

(c) Indebtedness of the Borrower and its Subsidiaries (other than Indebtedness described in clause (a) above) that is existing on the Closing Date and listed on Schedule 7.01 to the Disclosure Letter, plus, in the case of any refinancing of any Indebtedness permitted under this clause (c) or any portion thereof pursuant to clause (n) below, the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses incurred in connection with such refinancing;

(d) Indebtedness (including, without limitation, Capitalized Lease Obligations and mortgage financings as purchase money obligations) Incurred by the Borrower or any of its Subsidiaries to finance all or any part of the purchase, lease, construction, installation, repair or improvement of property (real or personal), plant or equipment or other fixed or capital assets (whether through the direct purchase of assets or the Equity Interests of any Person owning such assets), in an aggregate principal amount not to exceed [Redacted]% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period, at any one time outstanding, plus, in the case of any refinancing of any Indebtedness permitted under this clause (d) or any portion thereof pursuant to clause (n) below, the aggregate amount of fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses incurred in connection with such refinancing;

(e) Indebtedness Incurred by the Borrower or any of its Subsidiaries constituting reimbursement obligations with respect to letters of credit or bank guarantees or similar instruments issued in the ordinary course of business, including, without limitation, (i) letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims, health, disability or other employee benefits (whether current or former) or property, casualty or liability insurance and (ii) guarantees of Indebtedness Incurred by customers in connection with the purchase or other acquisition of equipment or supplies in the ordinary course of business, in each case, together with the amount of any Indebtedness Incurred pursuant to Section 7.01(dd), in an aggregate principal amount that does not exceed [Redacted]% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period;

(f) Indebtedness arising from agreements of the Borrower or the Subsidiaries providing for indemnification, Earn-out Obligations, adjustment of purchase or acquisition price or similar obligations, in each case, Incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary of the Borrower in accordance with this Agreement, and in the case of any Earn-out Obligations or other similar contingent purchase price obligations (and excluding, for the avoidance of doubt, any adjustment of the acquisition price payable in respect of the Acquisition), in an aggregate amount that does not exceed [Redacted]% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period;

(g) Indebtedness of the Borrower owing to a Subsidiary; provided that (x) such Indebtedness owing to a Non-Loan Party shall be subordinated in right of payment to the Borrower’s Obligations with respect to this Agreement pursuant to the Intercompany Subordination Agreement and (y) any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Subsidiary ceasing to be a Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Borrower or another Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (g);

(h) [reserved];

(i) Indebtedness of a Subsidiary owing to the Borrower or another Subsidiary; provided that (x) if a Loan Party Incurs such Indebtedness owing to a Non-Loan Party, such Indebtedness is subordinated in right of payment to the Borrower’s Obligations or Guarantee of such Loan Party, as applicable, pursuant to the Intercompany Subordination Agreement and (y) if a Non-Loan Party Incurs such Indebtedness owing to a Loan Party, such Indebtedness shall be a Permitted Investment under clause (2) of the definition thereof;

(j) Swap Contracts and cash management services Incurred in the ordinary course of business, other than for speculative purposes;

(k) Indebtedness in respect of judgements that do not result in an Event of Default under Section 8.01(h);

(l) Indebtedness of the Borrower or any of its Subsidiaries (other than as permitted elsewhere in this Section 7.01) in an aggregate principal amount that does not exceed [Redacted]% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period, at any one time outstanding;

(m) any guarantee by the Borrower or a Subsidiary of Indebtedness or other obligations of the Borrower or any of its Subsidiaries so long as the Incurrence of such Indebtedness or other obligations by the Borrower or such Subsidiary is permitted under the terms of this Agreement and, in the case of any guarantee by a Loan Party of Indebtedness of any Non-Loan Party, such guarantee shall be a Permitted Investment or Restricted Payment that is permitted to be made, and is made, pursuant to Section 7.05; provided, that, if the Indebtedness being guaranteed is subordinated to the Obligations, such guarantee shall be subordinated to the Obligations on terms at least as favorable to the Lenders as those contained in the applicable subordination agreement;

(n) the Incurrence by the Borrower or any of its Subsidiaries of Indebtedness that serves to refund, refinance, replace, redeem, repurchase, retire or defease, and is in an aggregate principal amount (or if issued with original issue discount an aggregate issue price) that is equal to or less than, Indebtedness Incurred permitted under clause (c), (d), this clause (n) or clause (o) of this Section 7.01 (provided that any amounts Incurred under this clause (n) shall reduce the amount otherwise available under such applicable clause), plus any additional Indebtedness Incurred to pay unpaid accrued interest and the aggregate amount of original issue discount, premiums and underwriting discounts, defeasance costs and fees and expenses in connection therewith (subject to the following proviso, “Refinancing Indebtedness”); provided, however, that such Refinancing Indebtedness:

(1) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred that is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refunded, refinanced, replaced, redeemed, repurchased or retired (which, in the case of bridge loans, shall be determined by reference to the notes or loans into which such bridge loans are converted or for which such bridge loans are exchanged at maturity and will be subject to other customary offers to repurchase or mandatory prepayments upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default);

(2) in the case of any revolving Indebtedness, has a Stated Maturity that is no earlier than the Stated Maturity of the Indebtedness being refunded, refinanced, replaced, redeemed, repurchased or retired (which, in the case of bridge loans, shall be determined by reference to the notes or loans into which such bridge loans are converted or for which such bridge loans are exchanged at maturity and will be subject to other customary offers to repurchase or mandatory prepayments upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default);

(3) to the extent that such Refinancing Indebtedness refinances (i) Subordinated Indebtedness, such Refinancing Indebtedness is Subordinated Indebtedness or (ii) Disqualified Stock, such Refinancing Indebtedness is Disqualified Stock;

(4) shall not include Indebtedness of a Non-Loan Party that refinances Indebtedness of the Borrower or a Guarantor; and

(5) to the extent that such Refinancing Indebtedness is secured by assets constituting Collateral, the Liens securing such Refinancing Indebtedness have a Lien priority over such assets constituting Collateral equal to or junior to the Indebtedness being refunded, refinanced, replaced, redeemed, repurchased or retired;

provided that subclauses (1) and (2) will not apply to any refunding or refinancing of any Indebtedness Incurred pursuant to, or of the type referred to in, Section 7.01(d);

(o) Indebtedness (i) of the Borrower or any Subsidiaries assumed in connection with a Permitted Investment pursuant to clause (3) of the definition thereof of any assets (including Capital Stock), business or Person after the Closing Date and (ii) of any Person that is acquired by the Borrower or any of its Subsidiaries or merged into or consolidated or amalgamated with the Borrower or a Subsidiary in accordance with the terms of this Agreement after the Closing Date in connection with a Permitted Investment pursuant to clause (3) of the definition thereof; provided, however, that such Indebtedness existed at the time of such acquisition, merger, consolidation or amalgamation and was not Incurred in contemplation thereof; provided further, that the aggregate amount of Indebtedness Incurred pursuant to this clause (o) shall not exceed [Redacted]% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period, at any one time outstanding;

(p) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(q) Indebtedness of the Borrower or any Subsidiary supported by a letter of credit or bank guarantee issued pursuant to any credit facility permitted hereunder, so long as such letter of credit has not been terminated and is in a principal amount not in excess of the stated amount of such letter of credit or bank guarantee;

(r) [reserved];

(s) Indebtedness of the Borrower or any Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t) Indebtedness of Non-Loan Parties (other than as permitted elsewhere in this Section 7.01) in an aggregate principal amount not to exceed [Redacted]% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period, at any one time outstanding;

(u) [reserved];

(v) [reserved];

(w) Indebtedness owed on a short-term basis to banks and other financial institutions in the ordinary course of business of the Borrower and the Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements, including cash management, cash pooling arrangements and related activities to manage cash balances of the Borrower and its Subsidiaries and joint ventures including treasury, depository, overdraft, credit, purchasing or debit card, electronic funds transfer and other cash management arrangements and Indebtedness in respect of netting services, overdraft protection, credit card programs, automatic clearinghouse arrangements and similar arrangements;

(x) Indebtedness issued by the Borrower or any Subsidiary to future, current or former officers, directors, managers, employees, consultants and independent contractors thereof or any direct or indirect parent thereof, their respective estates, heirs, family members, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Borrower or any direct or indirect parent of the Borrower to the extent permitted under Section 7.05 in an aggregate principal amount not to exceed [Redacted]% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period;

(y) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(z) Indebtedness Incurred by the Borrower or a Subsidiary in connection with bankers’ acceptances, discounted bills of exchange, warehouse receipts or similar facilities, in each case Incurred or undertaken in the ordinary course of business;

(aa) [reserved];

(bb) guarantees incurred in the ordinary course of business in respect of obligations to suppliers, customers, franchisees, lessors, licensees, sub-licensees and distribution partners;

(cc) [reserved];

(dd) obligations (including reimbursement obligations) in respect of letters of credit in an aggregate principal amount that does not exceed, together with any Indebtedness Incurred pursuant to Section 7.01(e) [Redacted]% of Consolidated EBITDA of the Borrower Parties for the most recently ended Test Period, at any one time outstanding;

(ee) Indebtedness consisting of obligations of the Borrower or any Subsidiary under deferred compensation or other similar arrangements incurred by such Person in connection with any Permitted Investment; and

(ff) unfunded pension and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable law.

For purposes of determining compliance with this Section 7.01, in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt, the Borrower shall, in its sole discretion, at the time of Incurrence or issuance, divide or classify (but not reclassify thereafter) such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 7.01; provided that all Indebtedness under this Agreement Incurred on the Closing Date shall be deemed to have been Incurred pursuant to Section 7.01(a).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred or issued, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar-equivalent), in the case of revolving credit debt. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Section 7.02 Limitations on Liens.

Permit the Borrower or any of the Subsidiaries to, create, Incur, assume or suffer to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of the Borrower or any Subsidiary, whether now owned or hereafter acquired, except Permitted Liens.

Section 7.03 Fundamental Changes. Merge, dissolve, divide, liquidate, amalgamate, consolidate with or into another Person or enter into any statutory arrangement or reorganization, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that:

(a) (i) any Subsidiary of the Borrower may merge, amalgamate, dissolve, liquidate, or consolidate with the Borrower; provided that the Borrower shall be the continuing or surviving Person, or (ii) any Subsidiary may merge, amalgamate, dissolve, liquidate, or consolidate with any one or more other Subsidiaries, or enter into a statutory arrangement or reorganization not involving any compromise of the Indebtedness comprised in the Obligations; provided that when any Guarantor is merging with another Subsidiary that is not a Loan Party (x) the Guarantor shall be the continuing or surviving Person, (y) to the extent constituting an Investment, such Investment must be a Permitted Investment or Restricted Payment of the type described in clause (4) of the definition of “Restricted Payment” that is permitted to be made, and is made, pursuant to Section 7.05 and (z) to the extent constituting a Disposition, such Disposition must be permitted hereunder;

(b) (i) any Subsidiary that is not a Loan Party may merge, amalgamate, dissolve, liquidate or consolidate with or into any other Subsidiary that is not a Loan Party and (ii) any Subsidiary may liquidate or dissolve, or any Subsidiary of the Borrower may change its legal form, if the Borrower determines in good faith that such action is in the best interest of the Borrower and its Subsidiaries and is not disadvantageous to the Lenders in any material respect (it being understood that in the case of any dissolution of a Subsidiary that is a Guarantor, such Subsidiary shall at or before the time of such dissolution transfer its assets to another Subsidiary that is or will concurrently become a Guarantor in the same jurisdiction, the United States, any state or commonwealth thereof, the District of Columbia, Canada, any province or territory thereof or any other jurisdiction reasonably acceptable to the Administrative Agent unless such Disposition of assets is permitted hereunder; and in the case of any change in legal form, a Subsidiary that is a Guarantor will remain a Guarantor unless such Guarantor is otherwise permitted to cease being a Guarantor hereunder);

(c) any Subsidiary may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Borrower or to any Subsidiary; provided that if the transferor in such a transaction is a Guarantor, then (i) the transferee must either be the Borrower or another Subsidiary that is or will concurrently become a Guarantor in the same jurisdiction, the United States, any state or commonwealth thereof, the District of Columbia, Canada, any province or territory thereof or any other jurisdiction reasonably acceptable to the Administrative Agent, and (ii) to the extent constituting an Investment, such Investment must be a Permitted Investment or Restricted Payment of the type described in clause (4) of the definition of “Restricted Payment” that is permitted to be made, and is made, pursuant to Section 7.05;

(d) any Subsidiary may merge, amalgamate or consolidate with, or liquidate or dissolve into, any other Person in order to effect a Permitted Investment or Restricted Payment of the type specified in Section 7.05(4) that is permitted to be made, and is made, pursuant to Section 7.05 and any Permitted Investment or Restricted Payment of the type specified in Section 7.05(4) that is permitted to be made, and is made, pursuant to Section 7.05, may be structured as a merger, consolidation or amalgamation; provided, that (i) if the Borrower is party to such merger, consolidation or amalgamation, the Borrower shall be the continuing or surviving Person and (ii) if a Guarantor is party to such merger, consolidation or amalgamation, such Guarantor shall be the continuing or surviving Person; and

(e) the Borrower and the other Subsidiaries may consummate the Transactions.

provided that in the case of (a) through (e) above, the Borrower shall have (i) provided fifteen (15) days’ prior written notice to the Administrative Agent prior to any Canadian Loan Party consummating such transactions (unless waived by the Administrative Agent), and (ii) delivered such documents as the Administrative Agent reasonably requires including, if applicable (x) an acknowledgement and confirmation with respect to such Canadian Loan Party’s obligations under this Agreement and the other Loan Documents, and (y) an opinion of counsel to such Canadian Loan Party in form acceptable to the Administrative Agent.

Section 7.04 Asset Sales. (a) Cause or make an Asset Sale, unless:

(1) the Borrower or any of its Subsidiaries, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Sale at least equal to the Fair Market Value (as determined at the time of contractually agreeing to such Asset Sale) of the assets sold or otherwise disposed of;

(2) at least 75.0% of the consideration therefor received by the Borrower or such Subsidiary, as the case may be, is in the form of cash or Cash Equivalents;

(3) no Default or Event of Default has occurred and is continuing at such time, or would result therefrom; and

(4) the aggregate fair market value of assets sold pursuant to this Section 7.04(a) shall not exceed $5,000,000 per fiscal year of the Borrower;

(b) The Borrower or such Subsidiary shall apply an amount equal to 100% of the Net Cash Proceeds from such Asset Sale (or any Disposition that is not an Asset Sale but that requires such Net Cash Proceeds to be applied in accordance with this Section 7.04(b) pursuant to the definition of “Asset Sale”) or Casualty Event, to prepay Loans in accordance with Section 2.05(b)(ii); provided that, so long as no Default or Event of Default has occurred and is continuing, the Borrower or such Subsidiary may reinvest the Net Cash Proceeds of such Asset Sale (or any Disposition that is not an Asset Sale but that requires such Net Cash Proceeds to be applied in accordance with this Section 7.04(b) pursuant to the definition of “Asset Sale”) or Casualty Event to (x) purchase replacement or similar property that is disposed of pursuant to such Asset Sale (or such Disposition that is not an Asset Sale but that requires such Net Cash Proceeds to be applied in accordance with this Section 7.04(b) pursuant to the definition of “Asset Sale”) or (y) repair or replace such property that is the subject of such Casualty Event, in each case within six (6) months after the date of such Asset Sale (or any Disposition that is not an Asset Sale but that requires such Net Cash Proceeds to be applied in accordance with this Section 7.04(b) pursuant to the definition of “Asset Sale”) or Casualty Event or, so long as within six (6) months after the Asset Sale (or any Disposition that is not an Asset Sale but that requires such Net Cash Proceeds to be applied in accordance with this Section 7.04(b) pursuant to the definition of “Asset Sale”) or Casualty Event that generated the Net Cash Proceeds, the Borrower or such Subsidiary, as applicable, has entered into and not abandoned or rejected a binding agreement to make a purchase, repair or replacement in compliance with the provision described in clauses (x) and (y) of this paragraph, and that investment is thereafter completed, within one hundred eighty (180) days after the end of such six (6) month period.

Section 7.05 Restricted Payments. Directly or indirectly:

(1) declare or pay any dividend or make any payment or distribution on account of the Borrower’s or any of its Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation, consolidation or division involving the Borrower or any Subsidiary (other than (A) dividends or distributions by the Borrower payable solely in Equity Interests (other than Disqualified Stock) of the Borrower; or (B) dividends or distributions by a Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Borrower or a Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities), including other similar payments or returns of capital in respect of such Equity Interests (including options and warrants);

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Borrower, including in connection with any merger, amalgamation, consolidation or division, including other similar payments or returns of capital in respect of such Equity Interests (including options and warrants);

(3) make any prepayment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case, prior to any scheduled repayment, sinking fund payment or maturity, any (i) Subordinated Indebtedness of the Borrower or any Subsidiary (other than the payment, redemption, repurchase, defeasance, acquisition or retirement in cash of Indebtedness permitted under Section 7.01(g) or (i)), (ii) any Indebtedness that is secured by a security interest in the Collateral that is expressly junior to the Liens securing the Obligations or (iii) unsecured Indebtedness, Earn-out Obligations similar deferred or contingent purchase price obligations (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of revolving Indebtedness (including local working capital lines, corporate credit cards and similar facilities) and, for the avoidance of doubt, other than any adjustment of the acquisition price payable in respect of the Acquisition) (clauses (i), (ii) and (iii), “Junior Financing”); or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”).

This Section 7.05 will not prohibit:

(1) the payment by the Borrower of an annual dividend to shareholders of its Capital Stock in an aggregate amount not to exceed $[Redacted] in any fiscal year (such amount, the “Annual Dividend Cap”), so long as at the time of and after giving Pro Forma Effect to the payment of such dividend, no Event of Default under Section 8.01(a), Section 8.01(b) (solely as it relates to a breach of the Financial Covenant) Section 8.01(f), Section 8.01(g) or Section 8.01(l) has occurred and is continuing or would result therefrom; provided that, if the Borrower receives at least $[Redacted] of Net Cash Proceeds in any fiscal year from the issuance of its Capital Stock (excluding Disqualified Capital Stock), then the Annual Dividend Cap shall be increased by an amount equal to C$[Redacted] per share of such additional issued common Capital Stock for such fiscal year and each fiscal year thereafter;

(2) [reserved];

(3) the prepayment, redemption, defeasance, repurchase or other acquisition or retirement of Junior Financing of the Borrower or any Guarantor made by exchange for, or out of the proceeds of the Incurrence of, Refinancing Indebtedness thereof;

(4) [reserved];

(5) the purchase, retirement, redemption or other acquisition for value of Equity Interests (including related stock appreciation rights or similar securities) of the Borrower held directly or indirectly by any future, present or former employee, officer, director, manager, consultant or independent contractor of the Borrower or any Subsidiary of the Borrower or their estates, heirs, family members, spouses or former spouses or permitted transferees (including for all purposes of this clause (5), Equity Interests held by any entity whose Equity Interests are held by any such future, present or former employee, officer, director, manager, consultant or independent contractor or their estates, heirs, family members, spouses or former spouses or permitted transferees) pursuant to any equity incentive plan or stock option plan or any other management, employee benefit or similar plan or other agreement or arrangement or any stock subscription or shareholder or similar agreement or arrangement, in each case so long as at the time of and after giving Pro Forma Effect to the payment of such Restricted Payment, no Event of Default has occurred and is continuing or would result therefrom; provided, however, that the aggregate amounts paid under this clause (5) shall not exceed 5% of Consolidated EBITDA of the Borrower Parties in any fiscal year;

(6) [reserved];

(7) [reserved];

(8) Restricted Payments that are made on the Closing Date to consummate the Transactions;

(9) (i) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants, (ii) payments made or expected to be made by the Borrower or any Subsidiary in respect of withholding or similar taxes payable or expected to be payable by any future, present or former director, officer, employee, manager, consultant or independent contractor of the Borrower or any direct or indirect parent of the Borrower or any Subsidiary of the Borrower (or their respective Affiliates, estates or immediate family members) in connection with the exercise of stock options or the grant, vesting or delivery of Equity Interests and (iii) loans or advances to officers, directors, employees, managers, consultants and independent contractors of the Borrower or any Subsidiary of the Borrower in connection with such Person’s purchase of Equity Interests of the Borrower; provided that no cash is actually advanced pursuant to this clause (iii), unless immediately repaid;

(10) payments or distributions to satisfy dissenters’ rights, pursuant to or in connection with a consolidation, merger, amalgamation or transfer of assets consummated after the Closing Date that complies with the provisions of this Agreement; and

(11) the payment of cash in lieu of the issuance of fractional shares of Equity Interests in connection with any merger, consolidation, amalgamation or other business combination, or in connection with any permitted dividend, distribution or split of or upon exercise, conversion or exchange of Equity Interests, warrants, options or other securities exercisable or convertible into, Equity Interests of the Borrower.

The Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, amend, modify or change any term or condition of any Junior Financing Document in any manner that is, individually or in the aggregate, materially adverse to the interests of the Administrative Agent or the Lenders (it being understood that any acceleration of payments due thereunder shall be deemed to be materially adverse to the Lenders) or in contravention of any applicable intercreditor or subordination agreements or arrangements; provided that, for the avoidance of doubt, the foregoing limitation shall not otherwise prohibit the refinancing of any Junior Financing with Refinancing Indebtedness permitted pursuant to Section 7.01(n) in respect thereof or with the proceeds of other Indebtedness incurred in reliance on, and meeting the requirements applicable to, such paragraph of Section 7.01 pursuant to which such Junior Financing was initially incurred.

For purposes of this Section 7.05, if any Investment or Restricted Payment (or a portion thereof) would be permitted pursuant to one or more provisions described above and/or, solely in the case of Investments, one or more of the exceptions contained in the definition of “Permitted Investments,” the Borrower may divide and classify (but not reclassify thereafter) such Investment or Restricted Payment (or a portion thereof) in any manner that complies with this Section 7.05.

Section 7.06 Burdensome Agreements.

Permit, or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary to:

(a) (i) pay dividends or make any other distributions to the Borrower or any of its Subsidiaries on its Equity Interests or (ii) pay any Indebtedness owed to the Borrower or any of its Subsidiaries;

(b) make loans or advances to the Borrower or any of its Subsidiaries;

(c) create, Incur, assume or suffer to exist Liens on the Collateral of such Person for the benefit of the Lenders with respect to the Facilities and the Obligations or under the Loan Documents; or

(d) sell, lease or transfer any of its properties or assets to the Borrower or any of its Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) contractual encumbrances or restrictions of the Borrower or any of its Subsidiaries set forth on Schedule 7.06 to the Disclosure Letter, as in effect on the Closing Date, or pursuant to this Agreement and the other Loan Documents, related Swap Contracts and Indebtedness permitted pursuant to Section 7.01(c);

(2) applicable law or any applicable rule, regulation or order;

(3) any agreement or other instrument of a Person acquired by or merged, amalgamated or consolidated with or into the Borrower or any Subsidiary, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired or designated; provided that in connection with a merger, amalgamation or consolidation under this clause (3), if a Person other than the Borrower or such Subsidiary is the successor company with respect to such merger, amalgamation or consolidation, any agreement or instrument of such Person or any Subsidiary of such Person, shall be deemed acquired or assumed, as the case may be, by the Borrower or such Subsidiary, as the case may be, at the time of such merger, amalgamation or consolidation;

(4) customary encumbrances or restrictions contained in contracts or agreements for the sale of assets applicable to such assets pending consummation of such sale, including customary restrictions with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of Capital Stock or assets of such Subsidiary;

(5) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(6) customary provisions in operating or other similar agreements, asset sale agreements and stock sale agreements entered into in connection with the entering into of such transaction, which limitation is applicable only to the assets that are the subject of those agreements;

(7) purchase money obligations for property acquired and Capitalized Lease Obligations, to the extent such obligations impose restrictions of the nature discussed in clause (c) in the first paragraph of this Section 7.06 on the property so acquired;

(8) customary provisions contained in leases, sub-leases, licenses, sublicenses, contracts and other similar agreements entered into in the ordinary course of business to the extent such obligations impose restrictions of the type described in clause (c) in the first paragraph of this Section 7.06 on the property subject to such lease;

(9) customary provisions contained in the constitutional documents or by-laws of the Borrower or of its Subsidiaries in accordance with applicable Law or corporate norms for an organization of its nature;

(10) [reserved];

(11) any encumbrance or restriction contained in secured Indebtedness otherwise permitted to be incurred pursuant to Sections 7.01 and 7.02 to the extent limiting the right of the debtor to dispose of the assets securing such Indebtedness;

(12) customary provisions in joint venture agreements or arrangements and other similar agreements or arrangements relating solely to the applicable joint venture; and

(13) any encumbrances or restrictions of the type referred to in clauses 7.06(a), (b) and (c) imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13); provided that such encumbrances and restrictions contained in any such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing are, in the good faith judgment of the Borrower, not materially more restrictive, taken as a whole, than the encumbrances and restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this Section 7.06, the subordination of loans or advances made to the Borrower or a Subsidiary to other Indebtedness Incurred by the Borrower or any such Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Section 7.07 Accounting Changes; Changes in Fiscal Year.

(a) (i) Make any significant change in accounting treatment or reporting practices, except as required by IFRS, (ii) in the case of any Loan Party, change its name as it appears in official filings in its jurisdiction of organization or (iii) in the case of any Loan Party, change its jurisdiction of organization, in the case of clauses (ii) and (iii), without at least ten (10) days’ prior written notice of any of the foregoing to the Administrative Agent and provided such Loan Party shall promptly take all actions reasonably requested by the Administrative Agent or otherwise required by the Loan Documents, to continue the perfection of the Administrative Agent’s Liens (including such actions that may be necessary or reasonably requested to continue such perfection in connection with changes of the type described in clauses (ii) and (iii) with respect to the Equity Interests of any Subsidiary that is not a Loan Party).

(b) Change its fiscal year-end from such fiscal year-end in effect on the Closing Date without at least 60 days’ prior written notice to the Administrative Agent.

Section 7.08 Transactions with Affiliates.

(a) Make, or permit any Subsidiary to make, any payment to, or sell, lease, transfer or otherwise dispose of, or permit any Subsidiary to sell, lease, transfer or otherwise dispose of, any of its properties or assets to, or purchase, or permit any Subsidiary to purchase, any property or assets from, or enter into or make or amend, or permit any Subsidiary to enter into or make or amend, any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower (each of the foregoing, an “Affiliate Transaction”), unless such Affiliate Transaction is on terms that are determined in good faith by the Borrower or such Subsidiary to be not less favorable in any material respect to the Borrower or the relevant Subsidiary than those that could have been obtained in a comparable transaction at the time by the Borrower or such Subsidiary with an unrelated Person on an arm’s length basis.

(b) The provisions of Section 7.08(a) shall not apply to the following:

(1) (a) transactions between or among the Loan Parties and (b) transactions between or among the Loan Parties and/or any of the Subsidiaries (or an entity that becomes a Subsidiary as a result of such transaction), solely to the extent such transaction is otherwise permitted under this Agreement (other than as would be permitted solely by reference to this clause (b)(1)) or not prohibited under this Agreement;

(2) (a) Restricted Payments permitted by Section 7.05 and (b) Permitted Investments;

(3) transactions in which the Borrower or any Subsidiary, as the case may be, delivers to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Subsidiary from a financial point of view or meets the requirements of Section 7.08(a);

(4) payments, loans, advances or guarantees (or cancellation of loans, advances or guarantees) to employees, officers, directors, managers, consultants or independent contractors for bona fide business purposes or in the ordinary course of business;

(5) any agreement or arrangement set forth on Schedule 7.08 to the Disclosure Letter, as in effect as of the Closing Date or as thereafter amended, supplemented or replaced (so long as such amendment, supplement or replacement agreement is not materially disadvantageous (as determined in good faith by the Borrower) to the Lenders when taken as a whole as compared to the original agreement or arrangement as in effect on the Closing Date) or any transaction or payments contemplated thereby;

(6) [reserved];

(7) the existence of, or the performance by the Borrower or any of its Subsidiaries of its obligations under the terms of, any stockholders or similar agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date or similar transactions, arrangements or agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any of its Subsidiaries of its obligations under, any future amendment to any such existing transaction, arrangement or agreement or under any similar transaction, arrangement or agreement entered into after the Closing Date shall only be permitted by this clause (7) to the extent that the terms of any such existing transaction, arrangement or agreement, together with all amendments thereto, taken as a whole, or new transaction, arrangement or agreement are not otherwise disadvantageous (as determined in good faith by the Borrower) to the Lenders, in any material respect when taken as a whole as compared with the original transaction, arrangement or agreement as in effect on the Closing Date;

(8) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case, in the ordinary course of business and consistent with past practices;

(9) transactions between the Borrower or any of its Subsidiaries and any Person that would constitute an Affiliate Transaction solely because such Person has a director which is also a director of the Borrower; provided, however, that such director abstains from voting as a director of the Borrower on any matter involving such other Person;

(10) transactions to effect the Transactions and payment of all fees and expenses related to the Transactions, in each case on the Closing Date;

(11) the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, incentive equity and stock ownership plans or similar plans, agreements or arrangements approved by the Board of Directors (or delegate thereof) of the Borrower or of a Subsidiary, as appropriate, in good faith;

(12) (i) any employment, consulting, service or termination agreement, or customary indemnification arrangements, entered into by the Borrower or any of its Subsidiaries with current, former or future officers, directors, employees, managers, and independent contractors of the Borrower or any of its Subsidiaries, (ii) any subscription agreement or similar agreement providing for the repurchase of Equity Interests pursuant to put/call rights or similar rights with current, former or future officers, directors, employees, managers, consultants and independent contractors of the Borrower or any of its Subsidiaries and (iii) any payment of compensation or other employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers officers, directors, employees, managers, consultants and independent contractors of the Borrower or any of its Subsidiaries (including amounts paid pursuant to any equity incentive plan or any other management, employee benefit plan or similar plan, agreement or arrangement or any stock subscription or shareholder agreement, stock option or similar plan, agreement or arrangement and any successor plan, agreement or arrangement thereto and any supplemental executive retirement benefit plans, agreements or arrangements), in each case in the ordinary course of business or as otherwise approved in good faith by the Board of Directors (or its delegate) of the Borrower or of a Subsidiary, as appropriate;

(13) investments by Affiliates in Indebtedness or preferred Equity Interests of the Borrower or any of its Subsidiaries, so long as non-Affiliates were also offered the opportunity to invest in such Indebtedness or preferred Equity Interests, and transactions with Affiliates solely in their capacity as holders of Indebtedness or preferred Equity Interests of the Borrower or any of its Subsidiaries, so long as such transaction is with all holders of such class (and there are such non-Affiliate holders) and such Affiliates are treated no more favorably than all other holders of such class generally;

(14) the existence of, or the performance by the Borrower or any of its Subsidiaries of their obligations under the terms of, any registration rights agreement to which they are a party or become a party in the future;

(15) [reserved];

(16) transactions with joint ventures for the purchase or sale of goods, equipment and services entered into in the ordinary course of business, so long as (x) any purchase of goods, equipment and services by the Borrower or any Subsidiary is for no greater than the Fair Market Value thereof (as determined in good faith by the Borrower) and (y) any sale of goods, equipment and services by the Borrower or any Subsidiary is for no less than the lesser of (i) the Fair Market Value thereof (as determined in good faith by the Borrower) and (ii) the original cost thereof; or

(17) any lease entered into between the Borrower or any Subsidiary, as lessee, and any Affiliate of the Borrower, as lessor, in the ordinary course of business and so long as such lease does not include terms that are materially less favorable, taken as a whole, to the Borrower or any Subsidiary (including payment terms and fees, costs and expenses) than those that could have been obtained in a comparable transaction at the time by the relevant Borrower or such Subsidiary with an unrelated Person on an arm’s length basis.

Section 7.09 Change in Line of Business. Change its business or any engage in any line of business except as permitted under Section 6.18.

Section 7.10 Financial Covenant. As of the last day of each of the following fiscal quarters of Borrower, permit the Total Net Leverage Ratio to be greater than the Total Net Leverage Ratio set out below for the four quarter period ending on such date, in each case tested with respect to the Borrower Parties (the “Financial Covenant”):

Fiscal Quarter	Maximum Total Net Leverage Ratio
Fiscal quarter ending September 30, 2021	[Redacted]:1.00
Fiscal quarter ending December 30, 2021	[Redacted]:1.00
Fiscal quarter ending March 30, 2022	[Redacted]:1.00
Fiscal quarter ending June 30, 2022	[Redacted]:1.00
Fiscal quarter ending September 30, 2022	[Redacted]:1.00
Fiscal quarter ending December 30, 2022	[Redacted]:1.00
Fiscal quarter ending March 30, 2023	[Redacted]:1.00
Fiscal quarter ending June 30, 2023	[Redacted]:1.00
Fiscal quarter ending September 30, 2023	[Redacted]:1.00
Fiscal quarter ending December 30, 2023	[Redacted]:1.00
Fiscal quarter ending March 30, 2024	[Redacted]:1.00
Fiscal quarter ending June 30, 2024 and the last day of each fiscal quarter thereafter	[Redacted]:1.00

Section 7.11 Amendments or Waivers of Organization Documents. Agree to any amendment, restatement, supplement or other modification to, or waiver of, any of its Organization Documents in a manner that is, individually or in the aggregate, materially adverse to the Lenders.

Section 7.12 Sanctions; OFAC; Anti-Corruption Laws. Fail to comply in any material respect with the laws, regulations and executive orders referred to in Section 5.19 or Section 5.20.

Section 7.13 Data Security. Fail to (i) take all appropriate technical and organizational measures to protect against a Data Breach and against accidental loss, alteration or damage or destruction of or damage to Personal Data or (ii) maintain at all times appropriate policies and procedures in place that are designed to (a) protect the security of Personal Data, including without limitation, the collection, access, use, storage, disposal and disclosure thereof; (b) protect against any anticipated threats to the security or integrity of Personal Data; (c) protect against Data Breaches; or (d) ensure the proper disposal of such Personal Data.

Section 7.14 Canadian Pension Plan. Sponsor, administer or contribute to any Canadian Defined Benefit Plan.

ARTICLE VIII.

Events of Default and Remedies

Section 8.01 Events of Default. Any of the following shall constitute an “Event of Default”:

(a) Non-Payment. The Borrower or any other Loan Party fails to pay (i) when due and as required to be paid herein, any amount of principal of any Loan, or (ii) within five (5) Business Days after the same becomes due and payable, any interest on any Loan or any fee due hereunder, or any other amount payable hereunder or with respect to any other Loan Document; or

(b) Specific Covenants. The Borrower or any other Loan Party fails to perform or observe any term, covenant or agreement required to be performed or observed by it and contained in any of Sections 6.01, 6.02, 6.03, 6.05(a), 6.11, 6.12, 6.14, 6.15, 6.16, 6.17, 6.19 or in any Section of Article VII; or

(c) Other Defaults. The Borrower or any other Loan Party fails to perform or observe any covenant or agreement required to be performed or observed by it (other than those specified in Section 8.01(a) or (b) above) and contained in any Loan Document and such failure continues for thirty (30) days after the earlier to occur of (x) the date that a Responsible Officer of a Loan Party has obtained knowledge thereof and (y) receipt by the Borrower of notice thereof by the Administrative Agent or the Required Lenders; or

(d) Representations and Warranties. Any representation or warranty or certification made or deemed made by or on behalf of the Borrower or any other Loan Party herein, in any other Loan Document, or in any certificate or notice required to be delivered in connection herewith or therewith shall be incorrect or misleading in any material respect (or in any respect if any such representation or warranty is already qualified by “materiality”, “Material Adverse Effect” or similar phrases) when made or deemed made; or

(e) Cross-Default. Any Loan Party or any Subsidiary (A) fails to make any payment beyond the applicable grace period with respect thereto, if any (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), in respect of any Indebtedness (other than Indebtedness hereunder and intercompany Indebtedness) having an aggregate outstanding principal amount and/or outstanding commitments equal to or greater than the Threshold Amount or (B) fails to observe or perform any other agreement or condition relating to any Indebtedness (other than Indebtedness hereunder and intercompany Indebtedness) having an aggregate outstanding principal amount and/or outstanding commitments equal to or greater than the Threshold Amount, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) after the expiration of any applicable grace or cure period therefor to cause, with the giving of notice if required, such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, in each case, prior to its stated maturity; or

(f) Insolvency Proceedings, Etc. Any Loan Party or any Subsidiary institutes or consents to the institution of any proceeding under any Debtor Relief Law, a winding-up, an administration, a dissolution, or a composition or makes an assignment for the benefit of creditors or any other action is commenced (by way of voluntary arrangement, scheme of arrangement or otherwise); or appoints, applies for or consents to the appointment of any receiver, administrator, administrative receiver, trustee, custodian, conservator, liquidator, rehabilitator, judicial manager, provisional liquidator, administrator, receiver and manager, controller, monitor or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator, judicial manager, provisional liquidator, administrator, administrative receiver, receiver and manager, controller, monitor or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or substantially all of its property is instituted without the consent of such Person and continues undismissed or unstayed for 60 days, or an order for relief is entered in any such proceeding; or

(g) Inability to Pay Debts; Attachment. (i) Any Loan Party or any Subsidiary becomes unable or admits in writing its inability or fails generally to pay its debts as they become due or suspends making payments or enters into a moratorium or standstill arrangement in relation to its Indebtedness or is taken to have failed to comply with a statutory demand (or otherwise be presumed to be insolvent by applicable Law) or (ii) any writ or warrant of attachment or execution or similar process is issued, commenced or levied against all or substantially all of the property of any such Person and is not released, vacated or fully bonded within 60 days after its issue, commencement or levy, or any analogous procedure or step is taken in any jurisdiction; or

(h) Judgments. There is entered against any Loan Party or any Subsidiary a final judgment or order for the payment of money in an aggregate amount (as to all such judgments and orders) equal to or greater than the Threshold Amount (to the extent not paid and not covered by independent third-party insurance as to which the insurer has been notified of such judgment or order and does not deny coverage) and there is a period of 60 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i) ERISA. (i) One or more ERISA Events occur which ERISA Events, when aggregated with all other ERISA Events, results in liability of any Loan Party in an aggregate amount which would reasonably be expected to have a Material Adverse Effect, (ii) any Loan Party or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA which results in liability of any Loan Party in an aggregate amount which would reasonably be expected to have a Material Adverse Effect or (iii) the occurrence of any Foreign Benefit Event or Canadian Pension Event which results in liability of any Loan Party in an amount which would reasonably be expected to have a Material Adverse Effect; or

(j) Invalidity of Certain Loan Documents. Any material provision of any Collateral Document, any Guaranty, the Intercompany Subordination Agreement, any subordination agreement or intercreditor agreement with respect to any other Indebtedness in excess of the Threshold Amount required to be entered into pursuant to the terms of this Agreement, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder (including as a result of a transaction permitted under Section 7.03), prior to satisfaction in full of all the Obligations (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) ceases to be in full force and effect; or any Loan Party contests in writing the validity or enforceability of any provision of this Agreement, any Collateral Document, any Guaranty, the Intercompany Subordination Agreement, any subordination agreement or intercreditor agreement with respect to any other Indebtedness in excess of the Threshold Amount required to be entered into pursuant to the terms of this Agreement; or any Loan Party denies in writing that it has any or further liability or obligation under any Loan Document (other than as a result of payment in full in cash of the Obligations (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) and termination of the Aggregate Commitments), or purports in writing to revoke or rescind any Loan Document or the perfected Liens created thereby (except as otherwise expressly provided in this Agreement or the Collateral Documents); or

(k) Merger. The Merger shall not have been consummated by 5:00 p.m. (New York City time) on the Closing Date (or such later time on such dated agreed to by the Administrative Agent in its sole discretion);

(l) Change of Control. There occurs any Change of Control; or

(m) Failure to Carry on Business. The entirety of the operations of the Borrower and the Loan Parties are interrupted at any time for more than ten (10) consecutive Business Days, unless the Borrower or Loan Party, as the case may be, shall be entitled to receive for such period of interruption, proceeds of business interruption insurance sufficient to ensure that its per diem cash needs during such period are adequately met.

Section 8.02 Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a) declare the commitment of each Lender to make Loans to be terminated, whereupon such commitments and obligation shall be terminated;

(b) declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other Obligations (including, for the avoidance of doubt, the prepayment premium set forth in Section 2.05(iii), to the extent applicable at such date owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower; and

(c) exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents and/or under applicable Law;

provided, however, that upon the occurrence of any Event of Default under Section 8.01(f), the obligation of each Lender to make Loans shall automatically terminate and the unpaid principal amount of all outstanding Loans and all interest and other Obligations (including, for the avoidance of doubt, the prepayment premium set forth in Section 2.05(iii), to the extent applicable at such time) shall automatically become due and payable without further act of the Administrative Agent or any Lender.

Section 8.03 [Reserved].

Section 8.04 Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after an actual or deemed entry of an order for relief with respect to Borrower under any Debtor Relief Law), any amounts received on account of the Obligations shall, subject to the provisions of Sections 2.16 and 2.17, be applied by the Administrative Agent in the following order:

(a) first, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, disbursements and other charges of counsel payable under Section 10.04 and amounts payable under Article III and amounts owing in respect of (x) the preservation of Collateral or the Collateral Agent’s security interest in the Collateral or (y) with respect to enforcing the rights of the Secured Parties under the Loan Documents) payable to the Administrative Agent and the Collateral Agent in their respective capacity as such;

(b) second, to payment in full of Unfunded Advances;

(c) third, to payment of that portion of the Obligations constituting fees, premiums, indemnities, expenses and other amounts (other than principal and interest) payable to the Lenders (including fees, disbursements and other charges of counsel payable under Sections 10.04 and 10.05) arising under the Loan Documents and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause (c) held by them;

(d) fourth, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans, ratably among the Lenders in proportion to the respective amounts described in this clause (d) held by them;

(e) fifth, to payment of that portion of the Obligations constituting unpaid principal of the Loans and obligations of the Loan Parties then owing under Secured Hedge Agreements and the Secured Cash Management Agreements, ratably among the Lenders, the Hedge Banks party to such Secured Hedge Agreements and the Cash Management Banks party to such Secured Cash Management Agreements in proportion to the respective amounts described in this clause (e) held by them;

(f) sixth, to the payment of all other Obligations of the Loan Parties owing under or in respect of the Loan Documents that are then due and payable to the Administrative Agent and the other Secured Parties, ratably based upon the respective aggregate amounts of all such Obligations then owing to the Administrative Agent and the other Secured Parties; and

(g) last, after all of the Obligations have been paid in full (other than contingent indemnification obligations not yet due and owing), to the Borrower or as otherwise required by Law;

provided that no amounts received from any Guarantor shall be applied to Excluded Swap Obligations of such Guarantor.

Notwithstanding the foregoing, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements shall be excluded from the application of payments described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may reasonably request, from the applicable Cash Management Bank or Hedge Bank, as the case may be. Each Cash Management Bank or Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Article IX for itself and its Affiliates as if a “Lender” party hereto.

It is understood and agreed by each Loan Party and each Secured Party that the Administrative Agent and Collateral Agent shall have no liability for any determinations made by it in this Section 8.04, in each case except to the extent resulting from the bad faith, gross negligence or willful misconduct of the Administrative Agent or the Collateral Agent, as applicable (as determined by a court of competent jurisdiction in a final and non-appealable decision). Each Loan Party and each Secured Party also agrees that the Administrative Agent and the Collateral Agent may (but shall not be required to), at any time and in its sole discretion, and with no liability resulting therefrom, petition a court of competent jurisdiction regarding any application of Collateral in accordance with the requirements hereof, and the Administrative Agent and the Collateral Agent shall be entitled to wait for, and may conclusively rely on, any such determination.

ARTICLE IX.

Administrative Agent and Other Agents

Section 9.01 Appointment and Authorization of Agents.

(a) Each Lender hereby irrevocably appoints BSP to act on its behalf as Administrative Agent hereunder and under the other Loan Documents (subject to the provisions in Section 9.09), and designates and authorizes the Administrative Agent to take such actions on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement or any other Loan Document, together with such actions and powers as are reasonably incidental thereto. The Administrative Agent may perform any of its duties through its officers, directors, agents, employees, or affiliates. Except as provided for in Sections 9.09 and 9.11, the provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and no Loan Party shall have rights as a third party beneficiary of any of such provisions. Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document no Agent shall have any duties or responsibilities, except those expressly set forth herein, nor shall any Agent have or be deemed to have any fiduciary relationship with any Lender or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against any Agent. Regardless of whether a Default has occurred and is continuing and without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in the other Loan Documents with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(b) [Reserved].

(c) The Administrative Agent shall also act as the Collateral Agent under the Loan Documents, and each of the Lenders (including in its capacities as a Lender and a potential Cash Management Bank party to a Secured Cash Management Agreement and/or a potential Hedge Bank party to a Secured Hedge Agreement) hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of (and to hold any security interest, charge or other Lien created by the Collateral Documents for and on behalf of or in trust for) such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Secured Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent as Collateral Agent (and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.02 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX (including Section 9.07, as though such co-agents, sub-agents and attorneys-in-fact were the Collateral Agent under the Loan Documents) and Section 10.04 as if set forth in full herein with respect thereto and all references to Administrative Agent in this Article IX shall, where applicable, be read as including a reference to the Collateral Agent. Without limiting the generality of the foregoing, the Lenders hereby expressly authorize the Administrative Agent as Collateral Agent to execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto (including any intercreditor agreement), as contemplated by and in accordance with the provisions of this Agreement and the Collateral Documents and acknowledge and agree that any such action by any Agent shall bind the Lenders (including in its capacities as a Lender and a potential Cash Management Bank party to a Secured Cash Management Agreement and/or a potential Hedge Bank party to a Secured Hedge Agreement).

Section 9.02 Delegation of Duties. The Administrative Agent may execute any of its duties and exercise its rights and powers under this Agreement or any other Loan Document (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents or of exercising any rights and remedies thereunder) by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties. The Administrative Agent and any such sub agent may perform any and all of its duties and exercise its rights and powers by or through their respective Agent-Related Persons. The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct by the Administrative Agent, as determined by a final non-appealable judgment by a court of competent jurisdiction. The exculpatory provisions of this Article IX shall apply to any such sub agent and to the Agent-Related Persons of the Administrative Agent and any such sub agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

Section 9.03 Liability of Agents.

(a) No Agent-Related Person shall be (i) liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct in connection with its duties expressly set forth herein, to the extent determined in a final, non-appealable judgment by a court of competent jurisdiction), (ii) liable for any action taken or not taken by it (A) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (B) in the absence of its own gross negligence or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein, (iii) responsible in any manner to any Lender or participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document, (iv) responsible for or have any duty to ascertain or inquire into the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien, or security interest created or purported to be created under the Collateral Documents, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder, (v) responsible for or have any duty to ascertain or inquire into the value or the sufficiency of any Collateral or (vi) responsible for or have any duty to ascertain or inquire into the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. No Agent-Related Person shall be under any obligation to any Lender or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof.

(b) The Administrative Agent shall not have any duty to (i) take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that no Agent shall be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Law; and (ii) to disclose, except as expressly set forth herein and in the other Loan Documents, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of their Affiliates that is communicated to or obtained by any Person serving as an Agent or any of its Affiliates in any capacity.

Section 9.04 Reliance by Agents.

(a) Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, request, consent, certificate, instrument, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, Internet or intranet website posting or other distribution statement or other document or conversation reasonably believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons. Each Agent also may rely upon any statement made to it orally or by telephone and reasonably believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. Each Agent may consult with, and rely upon (and be fully protected in relying upon), advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by such Agent. Each Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or such other number of Lenders as may be expressly required hereby in any instance) as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such other number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b) For purposes of determining compliance with the conditions specified in Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date, specifying its objection thereto.

Section 9.05 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or the Borrower referring to this Agreement, describing such Default and stating that such notice is a “notice of default.” The Administrative Agent will notify the Lenders of its receipt of any such notice. The Administrative Agent shall take such action with respect to any Event of Default as may be directed by the Required Lenders in accordance with Article VIII; provided, however, that unless and until the Administrative Agent has received any such direction, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable or in the best interest of the Lenders.

Section 9.06 Credit Decision; Disclosure of Information by Agents. Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by any Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession. Each Lender represents to each Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower and the other Loan Parties hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by any Agent herein, such Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

Section 9.07 Indemnification of Agents. Whether or not the transactions contemplated hereby are consummated, each Lender shall, on a ratable basis based on such Lender’s Pro Rata Share of all the Facilities, indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), and hold harmless each Agent-Related Person in each case from and against any and all Indemnified Liabilities incurred by such Agent-Related Person; provided, however, that no Lender shall be liable for any Indemnified Liabilities incurred by an Agent-Related Person to the extent such Indemnified Liabilities are determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Agent-Related Person’s own gross negligence or willful misconduct; provided, however, that no action taken in accordance with the directions of the Required Lenders (or such other number or percentage of the Lenders as shall be required by the Loan Documents) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 9.07. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Liabilities, this Section 9.07 shall apply whether or not any such investigation, litigation or proceeding is brought by any Lender or any other Person. Without limiting the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its Pro Rata Share of any costs or out-of-pocket expenses (including the fees, disbursements and other charges of counsel) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower; provided that such reimbursement by the Lenders shall not affect the Borrower’s continuing reimbursement obligations with respect thereto; provided, further, that failure of any Lender to indemnify or reimburse the Administrative Agent shall not relieve any other Lender of its obligation in respect thereof. The undertaking in this Section 9.07 shall survive termination of the Aggregate Commitments, the payment of all other Obligations and the resignation or removal of the Administrative Agent.

Section 9.08 Agents in their Individual Capacities. Any Agent and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Capital Stock in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though it were not an Agent hereunder and without notice to or consent of the Lenders. The Lenders acknowledge that, pursuant to such activities, an Agent or its Affiliates may receive information regarding any Loan Party or its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that such Agent shall be under no obligation to provide such information to them. With respect to its Loans, such Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not an Agent, and the terms “Lender” and “Lenders” include such Agent in its individual capacity (unless otherwise expressly indicated or unless the context otherwise requires).

Section 9.09 Successor Agents.

(a) The Administrative Agent or Collateral Agent may resign as the Administrative Agent or Collateral Agent, as applicable, upon 30 days’ written notice to the Borrower and the Lenders. If the Administrative Agent or Collateral Agent or a controlling Affiliate of the Administrative Agent or the Collateral Agent is subject to an Agent-Related Distress Event, the Borrower may remove such Agent from such role upon ten (10) days’ written notice to the Lenders. Upon receipt of any such notice of resignation or removal, the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders, who shall be a “U.S. person” and a “financial institution” within the meaning of Treasury Regulations Section 1.1441-1, and which successor agent shall be consented to by the Borrower at all times other than during the existence of an Event of Default (which consent of the Borrower shall not be unreasonably withheld or delayed). If no successor agent is appointed prior to the effective date of the resignation or removal, as applicable, of the Administrative Agent or Collateral Agent, as applicable, the Administrative Agent or Collateral Agent (other than to the extent subject to an Agent-Related Distress Event), as applicable, may appoint, after consulting with the Lenders, a successor agent from among the Lenders, which successor agent shall be consented to by the Borrower at all times other than during the existence of an Event of Default (which consent of the Borrower shall not be unreasonably withheld or delayed). Upon the acceptance of its appointment as successor agent hereunder, the Person acting as such successor agent shall succeed to all the rights, powers and duties of the retiring Administrative Agent or Collateral Agent, as applicable, and the term “Administrative Agent” or “Collateral Agent,” as applicable, means such successor administrative agent or such successor collateral agent, as applicable, and the retiring Administrative Agent’s or Collateral Agent’s appointment, powers and duties as the Administrative Agent or Collateral Agent, as applicable, shall be terminated. After the retiring Administrative Agent’s or Collateral Agent’s resignation or removal hereunder as the Administrative Agent or Collateral Agent, the provisions of this Article IX and Sections 10.04 and 10.05 shall continue in effect for its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent or Collateral Agent under this Agreement. If no successor agent has accepted appointment as the Administrative Agent or Collateral Agent with the consent of the Borrower to the extent required pursuant to the provisions above by the date which is 30 days following the retiring Administrative Agent’s or Collateral Agent’s notice of resignation or removal, the retiring Administrative Agent’s or Collateral Agent’s resignation or removal shall nevertheless thereupon become effective and (i) the retiring Administrative Agent or Collateral Agent, as applicable, shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent or Collateral Agent on behalf of the Lenders under any of the Loan Documents, the retiring Agent shall continue to hold such collateral security as bailee, trustee or other applicable capacity until such time as a successor of such Agent is appointed), (ii) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent with the consent of the Borrower to the extent required pursuant to the provisions above as provided for above in this Section 9.09 and (iii) the Lenders shall perform all of the duties of the Administrative Agent or Collateral Agent, as applicable, hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above. Upon the acceptance of any appointment as the Administrative Agent or Collateral Agent hereunder by a successor and upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to the Mortgages, and such other instruments or notices, as may be necessary or desirable, or as the Required Lenders may request, in order to continue the perfection of the Liens granted or purported to be granted by the Collateral Documents, the Administrative Agent or Collateral Agent, as applicable, shall thereupon succeed to and become vested with all the rights, powers, discretion, privileges, and duties of the retiring Administrative Agent or Collateral Agent. Upon the acceptance of any appointment as the Administrative Agent or Collateral Agent hereunder by a successor or upon the expiration of the 30-day period following the retiring Administrative Agent’s or Collateral Agent’s notice of resignation or removal without a successor agent having been appointed, the retiring Administrative Agent or Collateral Agent, as applicable, shall be discharged from its duties and obligations hereunder and under the other Loan Documents other than as specifically set forth in clause (i) above of this Section 9.09(a) but the provisions of this Article IX and Sections 10.04 and 10.05 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Agent-Related Persons in respect of any actions taken or omitted to be taken by any of them solely in respect of the Loan Documents or Obligations, as applicable, while the retiring Agent was acting as Administrative Agent or Collateral Agent, as applicable.

(b) [Reserved].

Section 9.10 Administrative Agent May File Proofs of Claim. In case of the pendency of any receivership, administrative receivership, judicial management, insolvency, liquidation, bankruptcy, reorganization (by way of voluntary arrangement, schemes of arrangement or otherwise), arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel to the extent provided for herein and all other amounts due the Lenders and the Administrative Agent under Sections 2.09 and 10.04) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any administrator, administrative receiver, receiver and manager, monitor, custodian, receiver, assignee, trustee, judicial manager, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts, in each case, due the Administrative Agent under Sections 2.09 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization (by way of voluntary arrangement, schemes of arrangement or otherwise), arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 9.11 Collateral and Guaranty Matters. Each of the Lenders (including in their capacities as potential Hedge Banks party to a Secured Hedge Agreement and potential or actual Cash Management Banks party to a Secured Cash Management Agreement) irrevocably authorizes the Administrative Agent and the Collateral Agent, and each of the Administrative Agent and the Collateral Agent shall to the extent requested in writing by the Borrower or, solely in the case of clause (d) below, to the extent provided for under this Agreement:

(a) release any Lien on any property granted to or held by the Administrative Agent or Collateral Agent under any Loan Document (i) upon termination of the Aggregate Commitments and payment in full in cash of all Obligations (other than (A) contingent indemnification obligations as to which no claim has been asserted and (B) obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements)), (ii) that is sold, disposed of or distributed or to be sold, disposed of or distributed as part of any transaction permitted under the Loan Documents, in each case to a Person that is not a Loan Party, (iii) subject to Section 10.01, if approved, authorized or ratified in writing by the Required Lenders, (iv) that constitutes Excluded Property as a result of an occurrence not prohibited hereunder or (v) owned by a Guarantor upon release of such Guarantor from its obligations under its Guaranty pursuant to clause (c) below;

(b) [reserved];

(c) release any Guarantor from its obligations under the applicable Guaranty if in the case of any Subsidiary, such Person ceases to be a Subsidiary or otherwise becomes an Excluded Subsidiary as a result of a transaction or designation permitted hereunder; provided, however, that the Borrower shall deliver an officer’s certificate evidencing in reasonable detail compliance on a Pro Forma Basis with the Minimum Guarantor Requirement at least three (3) Business Days prior to any such release; and

(d) establish intercreditor arrangements as contemplated by this Agreement.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Collateral Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.11. In each case as specified in this Section 9.11, the applicable Agent will (and each Lender irrevocably authorizes the applicable Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to evidence the release of such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.11. Additionally, upon reasonable request of the Borrower, the Collateral Agent will return possessory Collateral held by it that is released from the security interests created by the Collateral Documents pursuant to this Section 9.11; provided, that in the event that the Collateral Agent loses or misplaces any possessory collateral delivered to the Collateral Agent by the Borrower, upon reasonable request of the Borrower, the Collateral Agent shall provide a loss affidavit and customary indemnity to the Borrower, in the form customarily provided by the Collateral Agent in such circumstances and reasonably satisfactory to the Borrower.

Section 9.12 Other Agents; Arranger and Managers. None of the Lenders or other Persons identified on the facing page or signature pages of this Agreement as a “documentation agent,” “sole arranger,” or “sole bookrunner” shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such; provided that each Arranger shall be entitled to any express rights given to that Arranger under any Loan Document. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

Section 9.13 Secured Cash Management Agreements and Secured Hedge Agreements. No Cash Management Bank or Hedge Bank that obtains the benefits of Section 8.04, any Guaranty or any Collateral by virtue of the provisions hereof or of any Guaranty or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

Section 9.14 Appointment of Supplemental Agents.

(a) It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any Law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction. It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent or the Collateral Agent deems that by reason of any present or future Law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, the Administrative Agent and the Collateral Agent are hereby authorized to appoint an additional individual or institution selected by them in their sole discretion as a separate trustee, co-trustee, administrative agent, collateral agent, administrative sub-agent or administrative co-agent, as applicable (any such additional individual or institution being referred to herein individually as a “Supplemental Agent” and collectively as “Supplemental Agents”).

(b) In the event that the Administrative Agent or the Collateral Agent appoints a Supplemental Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Administrative Agent or the Collateral Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Agent, to the extent, and only to the extent, necessary to enable such Supplemental Agent, to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Agent, shall run to and be enforceable by either the Administrative Agent and the Collateral Agent or such Supplemental Agent, and (ii) the provisions of this Article IX and of Sections 10.04 and 10.05 (obligating the Borrower to pay the Administrative Agent’s and the Collateral Agent’s expenses and to indemnify the Administrative Agent and the Collateral Agent) that refer to the Administrative Agent and/or the Collateral Agent shall inure to the benefit of such Supplemental Agent and all references therein to the Administrative Agent and/or Collateral Agent shall be deemed to be references to the Administrative Agent and/or Collateral Agent and/or such Supplemental Agent, as the context may require.

(c) Should any instrument in writing from the Borrower or any other Loan Party be reasonably required by any Supplemental Agent so appointed by the Administrative Agent or the Collateral Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Administrative Agent or the Collateral Agent. In case any Supplemental Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Agent to the extent permitted by Law, shall vest in and be exercised by the Administrative Agent or the Collateral Agent, as applicable, until the appointment of a new Supplemental Agent.

Section 9.15 Intercreditor Agreement. The Administrative Agent and the Collateral Agent are authorized by the Lenders and other Secured Parties to, to the extent required by the terms of the Loan Documents, (i) enter into any intercreditor agreement contemplated by this Agreement, (ii) enter into any Collateral Document, or (iii) make or consent to any filings or take any other actions in connection therewith (and any amendments, amendments and restatements, restatements or waivers of or supplements to or other modifications thereto.

Section 9.16 Withholding Tax. To the extent required by any applicable law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. Without limiting or expanding the provisions of Section 3.01, each Lender shall indemnify the Administrative Agent against, and shall make payable in respect thereof within 30 days after demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative Agent by any Governmental Authority as a result of the failure of the Administrative Agent to properly withhold tax from amounts paid to or for the account of any Lender for any reason (including, without limitation, because the appropriate form was not delivered or not property executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding tax ineffective). A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Administrative Agent under this paragraph. The agreements in this paragraph shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender and the repayment, satisfaction or discharge of all other obligations under any Loan Document.

Section 9.17 ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments or this Agreement,

(ii) the prohibited transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that none of the Administrative Agent, the Arrangers or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).

Section 9.18 Erroneous Payments. If a payment is made by the Administrative Agent (or its Affiliates) in error (whether known to the recipient or not) or if a Lender or another recipient of funds is not otherwise entitled to receive such funds at such time of such payment or from such Person in accordance with the Loan Documents, then such Lender or recipient shall forthwith on demand repay to the Administrative Agent the portion of such payment that was made in error (or otherwise not intended (as determined by the Administrative Agent in its sole discretion) to be received) in the amount made available by the Administrative Agent (or its Affiliate) to such Lender or recipient, with interest thereon, for each day from and including the date such amount was made available by the Administrative Agent (or its Affiliate) to it to but excluding the date of payment to the Administrative Agent, at the Federal Funds Rate. Each Lender and other party hereto waives the discharge for value defense in respect of any such payment.

ARTICLE X.

Miscellaneous

Section 10.01 Amendments, Etc. Except as otherwise expressly set forth in this Agreement or the applicable Loan Document, no amendment, restatement, modification or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders (or by the Administrative Agent at the instruction of the Required Lenders) and the Borrower or the applicable Loan Party, as the case may be (other than with respect to any amendment, restatement, modification or waiver contemplated by clauses (a) through (g) below, which shall only require the consent of the applicable Loan Parties and the Lenders expressly set forth therein (and not the Required Lenders)), and each such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that the Administrative Agent shall, to the extent not a party to such amendment, restatement, modification or waiver, promptly after the effectiveness thereof, be provided a copy thereof; provided, however, that no such amendment, restatement, modification, waiver or consent shall:

(a) extend or increase the Commitment of any Lender, or reinstate the Commitment of any Lender after the termination of such Commitment pursuant to Section 8.02, in each case without the written consent of such Lender (it being understood that the waiver of (or amendment to the terms of) any Default or Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an extension or increase of any Commitment of any Lender);

(b) postpone any date scheduled for (including the final scheduled maturity date), or reduce the amount (or the cash-pay portion) of, any payment of principal of, or interest on, any Loan or any premiums, fees or other amounts payable hereunder, without the written consent of each Lender directly and adversely affected thereby, it being understood that the waiver of any Default or Event of Default, the waiver of any obligation to pay interest at the Default Rate, the amendment of the Default Rate, any change to the definition of a financial ratio or in the component definitions thereof, the amendment or waiver of any mandatory prepayment of Loans or the amendment or waiver of the “most favored nation” provisions set forth in Section 2.14(f) shall, in each case, not constitute a postponement of any date for, or reduction of the amount (or the cash-pay portion) of, any scheduled payment of principal of, or interest on, any Loan or any premiums, fees or other amounts payable hereunder;

(c) reduce the principal of, or the rate of interest (or the cash-pay portion) specified herein on, or change the currency of, any Loan, or any premiums, fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly and adversely affected thereby, it being understood that a waiver of any Default or Event of Default, the waiver of any obligation to interest at the Default Rate, the amendment of the Default Rate, any change to the definition of a financial ratio or in the component definitions thereof, the amendment or waiver of any mandatory prepayment of Loans or the amendment or waiver of the “most favored nation” provisions set forth in Section 2.14(f) shall, in each case, not constitute a reduction of principal or reduction of the rate of interest (or the cash pay portion thereof), or any premiums, fees or other amounts payable hereunder or under any other Loan Documents;

(d) modify the provisions of Section 2.05(a), 2.05(b)(vi), 2.12(a), 2.13 or 8.04 in a manner that would by its terms alter the pro rata sharing or application of payments required thereby without the written consent of each Lender directly and adversely affected thereby;

(e) change any provision of this Section 10.01 (other than the last two paragraphs of this Section), or the definition of Required Lenders, or any other provision hereof specifying the number or percentage of Lenders or portion of the Loans or Commitments required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder (other than modifications in connection with amendments with respect to the New Term Facilities and amendments with respect to extensions of maturity, which shall only require the written consent of each Lender directly and adversely affected thereby), without the written consent of each Lender;

(f) other than in a transaction expressly permitted under this Agreement, release or subordinate of the Liens on the Collateral or subordinate the claims of the Lenders to other claims in any transaction or series of related transactions, without the written consent of each Lender; or

(g) other than in a transaction expressly permitted under this Agreement, release or subordinate all or substantially all of the aggregate value of the Guaranty, or all or substantially all of the Guarantors, without the written consent of each Lender;

and provided further that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent or the Collateral Agent, as applicable, in their respective capacities as such, in addition to the Borrower and the Lenders required above, affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent or the Collateral Agent, as applicable, under this Agreement or any other Loan Document; and (ii) Section 10.07(g) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification. Notwithstanding anything to the contrary herein, any waiver, amendment, modification or consent in respect of this Agreement or any other Loan Document that by its terms affects the rights or duties under this Agreement or any other Loan Document of Lenders holding Loans or Commitments of a particular Tranche (but not the Lenders holding Loans or Commitments of any other Tranche) may be effected by an agreement or agreements in writing entered into by the Borrower and the requisite percentage in interest of the Lenders with respect to such Tranche that would be required to consent thereto under this Section 10.01 if such Lenders were the only Lenders hereunder at the time.

This Section 10.01 shall be subject to any contrary provision of Section 2.14. In addition, notwithstanding anything else to the contrary contained in this Section 10.01, (a) amendments and modifications in connection with the transactions provided for by Section 2.14 that benefit existing Lenders or in order to maintain the fungibility of all classes of Term Loans may be effected by the Administrative Agent and the Borrower without such Lenders’ consent, (b) if the Administrative Agent and the Borrower shall have jointly identified an obvious error or any error, ambiguity or omission, defect or inconsistency of a technical nature, in each case, in any provision of the Loan Documents, then the Administrative Agent and the Borrower shall be permitted to amend such provision and (c) the Administrative Agent and the Borrower shall be permitted to amend any provision of any Collateral Document, the Guaranty, or enter into any new agreement or instrument, to be consistent with this Agreement and the other Loan Documents or as required by local law to give effect to any guaranty, or to give effect to or to protect any security interest for the benefit of the Secured Parties, in any property so that the security interests comply with applicable Law, and in each case, such amendments, documents and agreements shall become effective without any further action or consent of any other party to any Loan Document if in the case of amendments contemplated by clause (b) the same is not objected to in writing by the Required Lenders within five (5) Business Days following receipt of notice and a copy or summary of the material terms thereof.

Notwithstanding anything to the contrary herein, at any time and from time to time, upon notice to the Administrative Agent (who shall promptly notify the applicable Lenders) specifying in reasonable detail the proposed terms thereof, the Borrower may make one or more loan modification offers to (i) all of the specified Lenders of any Facility that would, if and to the extent accepted by any such Lender (each, an “Accepting Lender”), (a) extend the scheduled Maturity Date and any amortization of the Loans and Commitments under such Facility and/or change the Applicable Rate and/or fees payable with respect to the Loans and Commitments under such Facility (in each case solely with respect to the Loans and Commitments of Accepting Lenders in respect of which an acceptance is delivered) and (b) treat the Loans and Commitments so modified as a new “Facility” for all purposes under this Agreement; provided that (x) such loan modification offer is made to each Lender on the same terms and subject to the same procedures as are applicable to all other Lenders under such Facility (which procedures in any case shall be reasonably satisfactory to the Administrative Agent) and (y) no loan modification shall affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent without its prior written consent or (ii) the specified Lenders of any Facility that would, if and to the extent accepted by any Accepting Lender, (a) extend the scheduled Maturity Date and any amortization of the Loans and Commitments under such Facility and, if applicable, change the Applicable Rate and/or fees payable with respect to the Loans and Commitments under such Facility (in each case solely with respect to the Loans and Commitments of accepting Lenders in respect of which an acceptance is delivered) and (b) treat the Loans and Commitments so modified as a new “Facility” for all purposes under this Agreement; provided that (w) in no event shall such extended Loans and Commitments (1) have covenants that are more restrictive to the Borrower than the terms applicable to the non-extended Loans and Commitments of the original Facility from which such Loans and Commitments are extended (the “Non-Extended Loans and Commitments”) or (2) receive a greater than ratable share of any optional or mandatory prepayments than such Non-Extended Loans and Commitments, in each case, prior to the final maturity date of such Non-Extended Loans and Commitments applicable at the time of such loan modification, (x) such loan modification offer is made to the Accepting Lenders under the applicable Facility on the same terms and subject to the same procedures as are applicable to all other Accepting Lenders under such Facility (which procedures in any case shall be reasonably satisfactory to the Administrative Agent), (y) if the aggregate principal amount of Term Loans in respect of which Lenders shall have accepted the relevant loan modification offer shall exceed the maximum aggregate principal amount of Term Loans of such Accepting Lenders, as applicable, subject to the loan modification offer, then the Term Loans of the Lenders who were not provided with the opportunity to extend their Term Loans may have their Term Loans repaid on a non-ratable basis up to such maximum amount based on the respective principal amounts with respect to which the Accepting Lenders have accepted such loan modification offer and (z) no loan modification shall affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent without its prior written consent.

In connection with any such loan modification offer, the Borrower and each Accepting Lender shall execute and deliver to the Administrative Agent such agreements and other documentation as the Administrative Agent shall reasonably specify to evidence the acceptance of the applicable loan modification offer and the terms and conditions thereof, and this Agreement and the other Loan Documents shall be amended in a writing (which may be executed and delivered by the Borrower and the Administrative Agent and shall be effective only with respect to the applicable Loans and Commitments of Lenders that shall have accepted the relevant loan modification offer (and only with respect to Loans and Commitments as to which any such Lender has accepted the loan modification offer)) to the extent necessary or appropriate, in the judgment of the Administrative Agent, to reflect the existence of, and to give effect to the terms and conditions of, the applicable loan modification (including the addition of such modified Loans and/or Commitments as a “Facility” hereunder). No Lender shall have any obligation whatsoever to accept any loan modification offer, and may reject any such offer in its sole discretion.

Section 10.02 Notices; Electronic Communications.

(a) General. Unless otherwise expressly provided herein, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier or electronic mail as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i) if to the Borrower, any other Loan Party, the Administrative Agent or the Collateral Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 10.02 to the Disclosure Letter or to such other address, telecopier number, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties hereto, as provided in Section 10.02(d); and

(ii) if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier or electronic mail shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in clause (b) below shall be effective as provided in such clause (b).

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender has notified the Administrative Agent that it is incapable of receiving, or is unwilling to receive, notices under Article II by electronic communication. The Administrative Agent or the Borrower may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT-RELATED PERSONS DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE HOLDINGS MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE HOLDINGS MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT-RELATED PERSON IN CONNECTION WITH THE HOLDINGS MATERIALS OR THE PLATFORM. In no event shall any Agent-Related Person have any liability to any Loan Party or any of their respective Subsidiaries, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and non-appealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Agent-Related Person; provided, however, that in no event shall any Agent-Related Person have any liability to any Loan Party or any of their respective Subsidiaries, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d) Change of Address, Etc. Each of the Borrower, the Guarantors, the Administrative Agent and the Collateral Agent may change its address, telecopier, telephone number or electronic mail address for notices and other communications hereunder by notice to the other parties hereto. Each other Lender may change its address, telecopier, telephone number or electronic mail address for notices and other communications hereunder by notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Law, including foreign, United States federal and state securities Laws, and Canadian federal, provincial and territorial Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of foreign, United States federal or state securities laws, and Canadian federal, provincial, or territorial securities Laws.

(e) Reliance by Administrative Agent, Collateral Agent and Lenders. The Administrative Agent, the Collateral Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof except to the extent such reliance is deemed to be gross negligence, bad faith or willful misconduct of the Administrative Agent, Collateral Agent or Lender in a final non-appealable judgment of a court of competent jurisdiction. The Borrower shall indemnify the Administrative Agent, the Collateral Agent, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower to the extent required by Section 10.05. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

Section 10.03 No Waiver; Cumulative Remedies; Enforcement.

(a) No failure by any Lender, the Administrative Agent or the Collateral Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges provided hereunder and under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

(b) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent or the Collateral Agent in accordance with Section 8.02 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent or the Collateral Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as the Administrative Agent or the Collateral Agent) hereunder and under the other Loan Documents, or (b) any Lender from exercising setoff rights in accordance with Section 10.09 (subject to the terms of Section 2.13); and provided further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clause (b) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders. In the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale, the Administrative Agent, the Collateral Agent or any Lender (or any person nominated by them) may be the purchaser of any or all of such Collateral at any such sale and the Administrative Agent, as agent for and representative of the Lenders (but not any Lender or Lenders in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing), shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold in any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any Collateral payable by the Administrative Agent at such sale.

Section 10.04 Expenses. The Borrower agrees (a) to pay or reimburse the Administrative Agent, the other Agents and the Arranger for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the preparation, negotiation and execution of this Agreement and the other Loan Documents (including reasonable and documented out-of-pocket expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses), and any amendment, restatement, waiver, consent or other modification of the provisions hereof and thereof (including any unconsummated amendment, waiver, consent or other modification), and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable and documented out-of-pocket fees, disbursements and other charges of advisors, consultants, appraisers and counsel (limited in the case of counsel to the reasonable and documented out-of-pocket fees, disbursements and other charges of one primary US counsel to the Agents, one primary Canadian counsel to the Agents and reasonably necessary local counsel to the Agents) and (b) to pay or reimburse the Administrative Agent, the other Agents, the Arranger and each Lender for all reasonable and documented out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any legal proceeding, including any proceeding under any Debtor Relief Law or in connection with any workout or restructuring), including the fees, disbursements and other charges of advisors, consultants, appraisers and counsel (limited in the case of counsel to the reasonable and documented out-of-pocket fees, disbursements and other charges of one primary US counsel, one primary Canadian counsel and reasonably necessary local counsel, in each case to the Administrative Agent, the other Agents, the Arranger and the Lenders collectively). The foregoing costs and expenses shall include all reasonable search, filing, recording, title insurance and appraisal charges and fees and taxes related thereto, and other out-of-pocket expenses incurred by any Agent. All amounts due under this Section 10.04 shall be paid within 30 days after invoiced or demand therefor (with a reasonably detailed invoice with respect thereto) (except for any such costs and expenses incurred prior to the Closing Date, which shall be paid on the Closing Date to the extent invoiced at least three (3) Business Days prior to the Closing Date). The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations. If any Loan Party fails to pay when due any costs, expenses or other amounts payable by it hereunder or under any Loan Document, such amount may be paid on behalf of such Loan Party by the Administrative Agent after any applicable grace periods have expired, in its sole discretion and the Borrower shall immediately reimburse the Administrative Agent, as applicable.

Section 10.05 Indemnification by the Borrower. The Borrower shall indemnify and hold harmless each Arranger, each Agent-Related Person, each Lender, each of their respective Affiliates and each partner, director, officer, employee, partner, member, manager, counsel, advisor, controlling person and other representative of the foregoing and, in the case of any funds, trustees and advisors and attorneys-in-fact (collectively, the “Indemnitees”) from and against (and will reimburse each Indemnitee, as and when incurred, for) any and all liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs (including settlement costs), disbursements, and reasonable and documented or invoiced out-of-pocket fees and expenses (including the reasonable and documented fees, disbursements and other charges of (i) one US and one Canadian counsel to the Indemnitees taken as a whole, (ii) in the case of an actual or perceived conflict of interest, where the Indemnitee affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, of another firm of counsel for each such affected Indemnitee in each relevant jurisdiction material to the interests of the Lenders, and (iii) if necessary, one local counsel in each jurisdiction material to the interests of the Indemnitees taken as a whole (which may include a single special counsel acting in multiple jurisdictions) and special counsel for each relevant specialty) of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted or awarded against any such Indemnitee in any way relating to or arising out of or in connection with or by reason of (x) any actual or prospective claim, litigation, investigation or proceeding in any way relating to, arising out of, in connection with or by reason of any of the following, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding): (a) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby or (b) any Commitment or Loan or the use or proposed use of the proceeds therefrom; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, disbursements, fees or expenses are determined by a court of competent jurisdiction in a final and non-appealable judgment to have resulted from (A) the bad faith, gross negligence or willful misconduct of such Indemnitee or any of its Affiliates or controlling persons or any of the officers, directors, employees, agents, advisors, or members of any of the foregoing or (B) any dispute that is among Indemnitees (other than any dispute involving claims against the Administrative Agent, any Arranger or any other Agent, in each case in their respective capacities as such) that a court of competent jurisdiction has determined in a final and non-appealable judgment did not involve actions or omissions of any direct or indirect parent or controlling person of the Borrower or its Subsidiaries; or (y) any actual or alleged presence or Release of Hazardous Materials at, on, under or from any property currently or formerly owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, ((x) and (y), collectively, the “Indemnified Liabilities”) in all cases, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee regardless of whether such Indemnitee is a party thereto, and whether or not such proceedings are brought by the Borrower, its equity holders, its Affiliates, creditors or any other third person. No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through the Platform or other information transmission systems (including electronic telecommunications) in connection with this Agreement unless determined by a court of competent jurisdiction in a final and non-appealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee, nor shall any Indemnitee or any Loan Party have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date); provided that such waiver of special, punitive, indirect or consequential damages shall not limit the indemnification obligations of the Borrower under this Section 10.05. In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, shareholders or creditors or an Indemnitee or any other Person, and whether or not any Indemnitee is otherwise a party thereto. Should any investigation, litigation or proceeding be settled, or if there is a judgment in any such investigation, litigation or proceeding, the Borrower shall indemnify and hold harmless each Indemnitee in the manner set forth above; provided that the Borrower shall not be liable for any settlement effected without the Borrower’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). All amounts due under this Section 10.05 shall be payable within 30 days after demand therefor. The agreements in this Section 10.05 shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. This Section 10.05 shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

Section 10.06 Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to any Agent or any Lender, or any Agent or any Lender, in each case in their capacities as such, exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver, receiver and manager, monitor, or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

Section 10.07 Successors and Assigns.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender except as otherwise expressly permitted by this Agreement, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 10.07(b), (ii) by way of participation in accordance with the provisions of Section 10.07(d), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.07(f) or (iv) to an SPC in accordance with the provisions of Section 10.07(g) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.07(d) and, to the extent expressly contemplated hereby, the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans at the time owing to it); provided that:

(i) (A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment under any Facility and the Loans at the time owing to it under such Facility, no minimum amount shall need be assigned, and (B) in any case not described in clause (b)(i)(A) of this Section 10.07, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the outstanding principal balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $1,000,000, in each case unless such assignment is to a member of the Lender’s Assignee Group or unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met;

(ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis;

(iii) no consent shall be required for any assignment except to the extent required by clause (b)(i)(B) of this Section 10.07 and, in addition (A) the consent of the Borrower (such consent not to be unreasonably withheld, conditioned or delayed) shall be required for any assignment unless (1) an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment in respect of a Term Facility and is to a Lender, an Affiliate of a Lender or an Approved Fund or (3) [reserved]; provided that the Borrower shall be deemed to have consented to any assignment unless the Borrower objects thereto by written notice to the Administrative Agent within ten (10) Business Days after having received written notice thereof, and (B) the consent of the Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed) shall be required for any assignment unless (1) such assignment is in respect of a Term Facility and is to a Lender, an Affiliate of a Lender or an Approved Fund, (2) [reserved] or (3) such assignment is permitted by Section 10.07(i) (provided that in each case the Administrative Agent shall acknowledge any such assignment);

(iv) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Administrative Agent, manually), together with a processing and recordation fee of $3,500 (except (w) no processing and recordation fee shall be payable in the case of assignments in connection with the initial syndication of the Facilities, (x) in the case of contemporaneous assignments by any Lender to one or more Approved Funds, only a single processing and recording fee shall be payable for such assignments, (y) no processing and recordation fee shall be payable for assignments among Approved Funds or among any Lender and any of its Approved Funds and (z) the Administrative Agent, in its sole discretion, may elect to waive such processing and recording fee in the case of any assignment). Each Eligible Assignee that is not an existing Lender shall deliver to the Administrative Agent an Administrative Questionnaire;

(v) no such assignment shall be made (A) to any natural person or (B) to the Borrower or any of its Subsidiaries;

(vi) [reserved];

(vii) the assigning Lender shall deliver any Notes or, in lieu thereof, a lost note affidavit and indemnity reasonably acceptable to the Borrower evidencing such Loans to the Borrower or the Administrative Agent; and

(viii) [reserved];

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.07(c), from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05, 10.04 and 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment, and subject to the obligations set forth in Section 10.08). Upon request, and the surrender by the assigning Lender of its Note (or, in lieu thereof, a lost note affidavit and indemnity reasonably acceptable to the Borrower), the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this clause (b) shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.07(d).

(c) The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register in which it shall record the names and addresses of the Lenders, and the Commitments of, and principal amounts (and related interest amounts) of the Loans and amounts due under Sections 2.03 owing to each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Agent and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, at its own cost and expense, sell participations to any Person (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 (in the case of any amendment, waiver or other modification described in clause (a), (b) or (c) of such proviso, that directly and adversely affects such Participant). Subject to Section 10.07(e), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 (subject to the requirements and the limitations of such Sections (it being understood that the documentation required under Section 3.01(g) shall be delivered solely to the participating Lender) and Section 3.08) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.07(b). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender; provided such Participant agrees to be subject to Section 2.13 as though it were a Lender.

(e) A Participant (i) agrees to be subject to the provisions of Section 3.08 as if it were an assignee pursuant to Section 10.07(b) and (ii) shall not be entitled to receive any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent that a Participant’s right to a greater payment results from a change in any Law after the Participant becomes a Participant.

(f) Any Lender may, at its own cost and expense, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) (other than to a natural person) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or any central bank having jurisdiction over such Lender; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g) Notwithstanding anything to the contrary herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under Section 2.12(b). Each party hereto hereby agrees that an SPC shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 (subject to the requirements and the limitations of such Sections and Section 3.08 as if such SPC were a Lender hereunder); provided that neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including under Section 3.01, 3.04 or 3.05), except to the extent that the SPC’s right to a greater payment results from a change in any Law after the grant to the SPC takes place. Each party hereto further agrees that (i) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (ii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the Lender of record hereunder. Other than as expressly provided in this Section 10.07(g), (A) such Granting Lender’s obligations under this Agreement shall remain unchanged, (B) such Granting Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Granting Lender in connection with such Granting Lender’s rights and obligations under this Agreement. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not, other than in respect of matters unrelated to this Agreement or the transactions contemplated hereby, institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with the payment of a processing fee of $3,500, assign all or any portion of its rights hereunder with respect to any Loan to the Granting Lender and (ii) subject to Section 10.08, disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

(h) Notwithstanding anything to the contrary herein, any Lender that is a Fund may create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it to the trustee for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.07, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents, and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(i) [Reserved].

(j) [Reserved].

(k) [Reserved].

(l) [Reserved].

(m) The applicable Lender, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain a register on which it enters the name and address of (i) each SPC that has exercised its option pursuant to Section 10.07(g) and (ii) each Participant, and the principal amounts (and stated interest) of each such SPC’s and Participant’s interest in such Lender’s rights and/or obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person, except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations or is otherwise required under the Code and the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of the applicable rights and/or obligations of such Lender under this Agreement, notwithstanding notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(n) In the event that a transfer by any of the Secured Parties of its rights and/or obligations under this Agreement (and/or any relevant Loan Document) occurred or was deemed to occur by way of novation, the Borrower and any other Loan Parties explicitly agree that all securities and guarantees created under any Loan Documents shall be preserved for the benefit of the new Lender and the other Secured Parties.

Section 10.08 Confidentiality. Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information, except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, trustees, representatives and agents, including accountants, legal counsel and other advisors and service providers on a need-to-know basis (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential in accordance with commercially reasonable practices); (b) to the extent requested by any regulatory authority having jurisdiction over such Agent, Lender or its respective Affiliates or in connection with any pledge or assignment permitted under clause (f) below; (c) in any legal, judicial, administrative proceeding or other compulsory process or otherwise as required by applicable Laws or regulations or by any subpoena or similar legal process, in each case based upon the reasonable advice of the disclosing Agent’s or Lender’s legal counsel (in which case the disclosing Agent or Lender, as applicable, agrees (except with respect to any audit or examination conducted by bank accountants or any governmental bank regulatory authority exercising examination or regulatory authority), to the extent not prohibited by applicable Law, to promptly notify the Borrower prior to such disclosure); (d) to any other party to this Agreement; (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder; (f) subject to an agreement containing provisions substantially the same (or at least as restrictive) as those of this Section 10.08 (or as may otherwise be reasonably acceptable to the Borrower), to any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement; (g) with the written consent of the Borrower; (h) to the extent such Information becomes publicly available other than as a result of a breach of this Section 10.08; (i) to any state, federal or foreign authority or examiner (including the National Association of Insurance Commissioners or any other similar organization) regulating any Agent or Lender or any Affiliate of any Agent or Lender; (j) to any rating agency when required by it (it being understood that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Agent or Lender); or (k) to any contractual counterparty (or prospective contractual counterparty) in any swap, hedge, or similar agreement or to any such contractual counterparty’s (or prospective contractual counterparty’s) professional advisor. In addition, the Agents and the Lenders may disclose the existence of this Agreement and information about this Agreement to the CUSIP Bureau and other similar market data collectors or service providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments, and the Borrowings; provided that such Person is advised and agrees to be bound by the provisions of this Section 10.08.

For the purposes of this Section 10.08, “Information” means all information received from (or on behalf of) any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary thereof or their respective businesses, other than any such information that is publicly available to any Agent or any Lender prior to disclosure by any Loan Party other than as a result of a breach of this Section 10.08 by such Lender or Agent. Any Person required to maintain the confidentiality of Information as provided in this Section 10.08 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each Agent and each Lender acknowledges that (i) the Information may include material non-public information concerning the Borrower or any of its Subsidiaries, (ii) it has developed compliance procedures regarding the use of material non-public information and (iii) it will handle such material non-public information in accordance with applicable Law, including foreign, United States federal and state securities Laws, and Canadian federal, provincial, and territorial securities Laws.

Section 10.09 Setoff. In addition to any rights and remedies of the Lenders provided by Law, upon the occurrence and during the continuance of any Event of Default, each Secured Party is authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent, without prior notice to the Borrower or any other Loan Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party) to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in any currency), other than deposits in fiduciary accounts as to which a Loan Party is acting as fiduciary for another Person who is not a Loan Party and other than payroll or trust fund accounts, at any time held by, and other Indebtedness (in any currency) at any time owing by, such Lender to or for the credit or the account of the respective Loan Parties against any and all Obligations owing to such Secured Party hereunder or under any other Loan Document (or other Secured Document (as defined in the Security Agreement)), now or hereafter existing, irrespective of whether or not such Agent or such Lender shall have made demand under this Agreement or any other Loan Document (or other Secured Document (as defined in the Security Agreement)) and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or Indebtedness or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such Indebtedness. The rights of the Administrative Agent and each Secured Party under this Section 10.09 are in addition to other rights and remedies (including other rights of setoff) that the Administrative Agent and such Secured Party may have.

Section 10.10 Interest Rate Limitation. Notwithstanding anything to the contrary in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by an Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

Section 10.11 Counterparts. This Agreement and each other Loan Document may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by telecopier or other electronic transmission of an executed counterpart of a signature page to this Agreement and each other Loan Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Loan Document. The Agents may also require that any such documents and signatures delivered by telecopier or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by telecopier or other electronic transmission.

Section 10.12 Integration; Effectiveness. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. In the event of any conflict between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Agents or the Lenders in any other Loan Document shall not be deemed a conflict with this Agreement. Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto as of the date hereof.

Section 10.13 Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by each Agent and each Lender, regardless of any investigation made by any Agent or any Lender or on their behalf and notwithstanding that any Agent or any Lender may have had notice or knowledge of any Default at the time of any Borrowing, and shall continue in full force and effect as long as any Loan or any other Obligation (other than contingent indemnification or other obligations and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied.

Section 10.14 Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.15 Governing Law; Jurisdiction; Etc.

(a) Governing Law. THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT (OTHER THAN WITH RESPECT TO ANY COLLATERAL DOCUMENTS TO THE EXTENT EXPRESSLY PROVIDED OTHERWISE THEREIN) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b) Submission to Jurisdiction. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT (OTHER THAN WITH RESPECT TO ANY COLLATERAL DOCUMENT TO THE EXTENT EXPRESSLY PROVIDED OTHERWISE THEREIN), OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, THE COLLATERAL AGENT OR ANY LENDER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT AGAINST ANY LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c) Waiver of Venue. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN CLAUSE (b) OF THIS SECTION 10.15. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

Section 10.16 Service of Process. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

Section 10.17 Waiver of Right to Trial by Jury. EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.17 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.18 Binding Effect. When this Agreement shall have become effective in accordance with Section 10.12, it shall thereafter be binding upon and inure to the benefit of the Borrower, each Agent and each Lender and their respective successors and permitted assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lenders, except as permitted by Section 7.03.

Section 10.19 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees, and acknowledges and agrees that it has informed its other Affiliates, that: (i) (A) no fiduciary, advisory or agency relationship between any of the Borrower and its Subsidiaries and any Agent or any Arranger is intended to be or has been created in respect of any of the transactions contemplated hereby and by the other Loan Documents, irrespective of whether any Agent or any Arranger has advised or is advising the Borrower and its Subsidiaries on other matters, (B) the arranging and other services regarding this Agreement provided by the Agents and the Arrangers are arm’s-length commercial transactions between the Borrower and its Subsidiaries, on the one hand, and the Agents and the Arrangers, on the other hand, (C) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (D) the Borrower is capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) each Agent and Arranger is and has been acting solely as a principal and, except as may otherwise be expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither any Agent nor any Arranger has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agents and the Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither any Agent nor any Arranger has any obligation to disclose any of such interests and transactions to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Agents, the Arrangers, and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 10.20 Affiliate Activities. The Borrower acknowledges that each Agent and each Arranger (and their respective Affiliates) is a full service securities firm engaged, either directly or through affiliates, in various activities, including securities trading, investment banking and financial advisory, investment management, principal investment, hedging, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, any of them may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and/or financial instruments (including bank loans) for their own account and for the accounts of customers and may at any time hold long and short positions in such securities and/or instruments. Such investment and other activities may involve securities and instruments of the Borrower and its Affiliates, as well as of other entities and persons and their Affiliates which may (i) be involved in transactions arising from or relating to the engagement contemplated hereby and by the other Loan Documents, (ii) be customers or competitors of the Borrower and its Affiliates or (iii) have other relationships with the Borrower and its Affiliates. In addition, it may provide investment banking, underwriting and financial advisory services to such other entities and persons. It may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of the Borrower and its Affiliates or such other entities. The transactions contemplated hereby and by the other Loan Documents may have a direct or indirect impact on the investments, securities or instruments referred to in this clause.

Section 10.21 Electronic Execution of Assignments and Certain Other Documents. The words “execution,” “signed,” “signature,” and words of like import in any Loan Document, any Assignment and Assumption, any Committed Loan Notice or any amendment or other modification thereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

Section 10.22 USA PATRIOT Act. Each Lender that is subject to the PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001, as amended from time to time)) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the PATRIOT Act. Each Loan Party shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the Beneficial Ownership Regulation.

Section 10.23 Judgement Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to a Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by applicable Law, on the day on which the judgment is paid or satisfied.

The obligations of a Loan Party in respect of any sum due in the Original Currency from it to the Lender under any of the Loan Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in the Other Currency, the Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lender in the Original Currency, such Loan Party agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Lender, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Lender in the Original Currency, the Lender shall remit such excess to such Loan Party.

Section 10.24 Acknowledgment and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an EEA Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

[REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ABSOLUTE SOFTWARE CORPORATION,
as the Borrower

By:	[Redacted]
Name:
Title:

[Signature Page to Credit Agreement]

BSP AGENCY, LLC,
as Administrative Agent and Collateral Agent

By:	[Redacted]
Name:
Title:

[Signature Page to Credit Agreement]

Benefit Street Partners Debt Fund IV 2019 Leverage
SPV L.P.
By: Benefit Street Partners L.L.C., its portfolio manager
By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

Benefit Street Partners Debt Fund IV 2019 Leverage
(Non-US) SPV L.P.
By: Benefit Street Partners L.L.C., its portfolio manager

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

BSP SMA-T 2020 SPV L.P.
By: BSP SMA-T 2020 SPV GP L.L.C.,
its general partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

Benefit Street Partners Capital Opportunity Fund SPV LLC
By: Benefit Street Partners L.L.C., its collateral manager

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

Benefit Street Partners Capital Opportunity Fund II
SPV-1 L.P.
By: Benefit Street Partners L.L.C., its collateral manager

By:	[Redacted]
Name: Mike Frick

[Signature Page to Credit Agreement]

Title: Authorized Signer

Benefit Street Partners SMA LM LP
By: Benefit Street Partners SMA LM GP L.P., its
general partner
By: Benefit Street Partners SMA LM Ultimate GP LLC,
its general partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

Benefit Street Partners SMA-C II SPV L.P.
By: Benefit Street Partners L.L.C., its portfolio manager

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

Benefit Street Partners SMA-K SPV L.P.
By: Benefit Street Partners L.L.C., its collateral manager

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

BDCA 57th Street Funding LLC

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

[Signature Page to Credit Agreement]

Benefit Street Partners L.L.C,
acting on behalf of, and in its capacity as investment adviser of, BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund SCSp

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

BSP Unlevered Non-US Master SOF II (Senior Secured
Opportunities) Fund L.P.
By: BSP SOF II (Senior Secured Opportunities) GP L.P.,
its general partner
By: Benefit Street Partners Senior Secured Opportunities Fund II Ultimate GP L.L.C.,
its general partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

BSP SOF II SPV L.P.
By: BSP SOF II SPV GP LLC, its general partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

BSP SOF II SPV Cayman L.P.
By: BSP SOF II SPV GP CAYMAN LLC, its general
partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

[Signature Page to Credit Agreement]

Benefit Street Partners SMA-L L.P.
By: Benefit Street Partners SMA-L GP L.P., its general partner
By: BSP Ultimate GP Ltd, its general partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

FBCC Lending I, LLC

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

BSP Coinvest Vehicle 1 L.P.
By: BSP Coinvest Vehicle 1 GP L.P., its general partner
By: BSP Ultimate GP Ltd., its general partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

Benefit Street Partners SMA-O L.P.
By: Benefit Street Partners SMA-O GP L.P., its general partner
By: Benefit Street Partners SMA-O Ultimate GP LLC, its general partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

[Signature Page to Credit Agreement]

Benefit Street Partners Debt Fund IV LP
By: Benefit Street Partners Debt Fund IV GP LP, its general partner
By: Benefit Street Partners Debt Fund IV Ultimate GP Ltd., its general partner

By:	[Redacted]
Name: Mike Frick
Title: Authorized Signer

[Signature Page to Credit Agreement]

SCHEDULE 1

GUARANTORS

No.	Subsidiary	Jurisdiction
1.	Absolute Software Corporation	British Columbia, Canada
2.	Absolute Software (2015) Inc.	British Columbia, Canada
3.	Netmotion Software Canada, Inc.	British Columbia, Canada
4.	Absolute Software, Inc.	Washington, U.S.
5.	Mobile Sonic, Inc.	Delaware, U.S.
6.	Mobile Sonic Intermediate, Inc.	Delaware, U.S.
7.	Netmotion Software, Inc.	Washington, U.S.
8.	Netmotion Wireless Holdings, Inc.	Delaware, U.S.

SCHEDULE 2.01

COMMITMENTS AND PRO RATA SHARES

Portfolio	Net Money
Benefit Street Partners Debt Fund IV L.P.	[Redacted]
BSP Coinvest Vehicle 1 LP	[Redacted]
Benefit Street Partners SMA-O LP	[Redacted]
Benefit Street Partners Debt Fund IV 2019 Leverage SPV L.P.	[Redacted]
Benefit Street Partners Debt Fund IV 2019 Leverage (Non-US) SPV L.P.	[Redacted]
Benefit Street Partners Capital Opportunity Fund SPV LLC	[Redacted]
Benefit Street Partners Capital Opportunity Fund II SPV-1 LP	[Redacted]
Benefit Street Partners SMA LM LP.	[Redacted]
Benefit Street Partners SMA-C II SPV L.P.	[Redacted]
Benefit Street Partners SMA-K SPV LP	[Redacted]
BSP Unlevered Lux SOF II (Senior Secured Opportunities) Fund ScSP	[Redacted]
BSP Unlevered Non-US Master SOF II (Senior Secured Opportunities) Fund L.P.	[Redacted]
BSP SOF II SPV LP	[Redacted]
BSP SOF II SPV Cayman LP	[Redacted]
BSP SMA-T 2020 SPV L.P.	[Redacted]
BDCA 57th Street Funding LLC	[Redacted]
Benefit Street Partners SMA-L L.P	[Redacted]
FBCC Lending I, LLC	[Redacted]
Total	[Redacted]

EXHIBIT A

[FORM OF] COMMITTED LOAN NOTICE

Date: ___________, _____

To:	BSP Agency, LLC, as Administrative Agent

9 West 57th Street

New York, New York 10019 Attention: King Jang

Email: k.jang@benefitstreetpartners.com

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among ABSOLUTE SOFTWARE CORPORATION, a British Columbia, Canada corporation (“Borrower”), each lender from time to time party thereto and BSP Agency, LLC, as Administrative Agent and Collateral Agent. Terms used herein and not otherwise defined shall have the meaning assigned thereto in the Credit Agreement.

Borrower hereby irrevocably requests (select one):

☐	A Borrowing of Loans ☐ A conversion or continuation of Loans

1.	On ______________________________ (a Business Day).

2.	In the principal amount of $___________________.

3.	In the form of a ___________________________.[1]

4.	Comprised of ___________________________.

                                 [Type of Loan requested]

5.	[For the Borrowing of, conversion to, or continuation of Eurodollar Rate Loans: with an Interest Period of _____ months.][2]

6.

As of the date of the requested Borrowing, the representations and warranties of the Borrower and each other Loan Party contained in Article V of the Credit Agreement or any other Loan Document are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by “materiality”, “Material Adverse Effect” or similar qualifiers), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by “materiality”, “Material Adverse Effect” or similar qualifiers) as of such earlier date.

[1]	Term Borrowing, a conversion of Term Loans, a New Term or a continuation of Eurodollar Rate Loans. To the extent multiple Tranches exist, specify Tranche.
[2]

With respect to Eurodollar Rate Loans, may be 1, 2, 3 or 6 months, or to the extent consented to by all Appropriate Lenders, 12 months thereafter (or such shorter interest period as may be agreed to by all Lenders of the applicable Tranche).

A-10

7.	As of the date of the requested Borrowing, no Default or Event of Default exists or would immediately result from such Borrowing or the application of the proceeds therefrom.

ABSOLUTE SOFTWARE CORPORATION, as Borrower

By:
Name:
Title:

[Signature Page to Committed Loan Notice]

A-11

EXHIBIT B-1

[FORM OF] TERM NOTE

FOR VALUE RECEIVED, each of ABSOLUTE SOFTWARE CORPORATION, a British Columbia, Canada corporation (“Borrower”), the other Borrowers from time to time party thereto (together with Borrower, collectively, and jointly and severally, the “Borrower” and each, a “Borrower”), promises to pay to [_____________________] or its registered assigns (the “Lender”), in accordance with the provisions of the Credit Agreement (as hereinafter defined), the aggregate unpaid principal amount of each Term Loan made by the Lender to the Borrower under that certain Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Borrower, each lender from time to time party thereto and BSP Agency, LLC, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent. Terms used herein and not otherwise defined shall have the meaning assigned thereto in the Credit Agreement.

The Borrower’s obligations and/or liabilities under this Term Note are subject to the terms and conditions of the Credit Agreement.

The Borrower promises to pay interest on the aggregate unpaid principal amount of each Term Loan made by the Lender to the Borrower under the Credit Agreement from the date of such Term Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Credit Agreement. All payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in Dollars in immediately available funds and in accordance with Section 2.12(a) of the Credit Agreement. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Credit Agreement.

This Term Note is one of the Term Notes referred to in the Credit Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Term Note is also entitled to the benefits of each Guaranty and is secured by the Collateral. Upon the occurrence and continuation of one or more of the Events of Default specified in the Credit Agreement, all amounts then remaining unpaid on this Term Note shall become, or may be declared to be, immediately due and payable all as provided in the Credit Agreement. Term Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Term Note and endorse thereon the date, amount and maturity of its Term Loans and payments with respect thereto.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of any kind in connection with this Term Note (including protest, demand, dishonor and non-payment).

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

B-1-1

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

ABSOLUTE SOFTWARE CORPORATION

By:
Name:
Title:

B-1-2

LOANS AND PAYMENTS WITH RESPECT THERETO

Date	Type of Loan Made	Amount of Loan Made	End of Interest Period	Amount of Principal or Interest Paid This Date	Outstanding Principal Balance This Date	Notation Made By

B-1-3

EXHIBIT C

[FORM OF] COMPLIANCE CERTIFICATE

Financial Statement Date: ____________, 20__

To:	BSP Agency, LLC, as Administrative Agent

9 West 57th Street

New York, New York 10019 Attention: King Jang

Email: k.jang@benefitstreetpartners.com

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among ABSOLUTE SOFTWARE CORPORATION, a British Columbia, Canada corporation (“Borrower”), each lender from time to time party thereto and BSP Agency, LLC, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent. Terms used herein and not otherwise defined shall have the meaning assigned thereto in the Credit Agreement.

The undersigned Responsible Officer hereby certifies as of the date hereof that he/she is the __________________________________________of Borrower, and that, as such, he/she is authorized to execute and deliver this compliance certificate (this “Certificate”) to the Administrative Agent on behalf of Borrower, and not in his or her individual capacity, and that:

[Use following paragraph 1 for fiscal year-end financial statements]

1. Attached hereto as Schedule 1 are the year-end audited consolidated balance sheet of Borrower and its Subsidiaries and the related consolidated statements of income or operations, shareholders’ equity and cash flows required by Section 6.01(a) of the Credit Agreement for the fiscal year of Borrower, ended as of the above date, setting forth in comparative form the figures for the previous year, together with the report and opinion of an independent certified public accountant required by such section, together with a customary management’s discussion and analysis of financial information.

[Use following paragraph 1 for fiscal quarter-end financial statements]

1. Attached hereto as Schedule 1 are the unaudited consolidated balance sheet of Borrower and its Subsidiaries and the related consolidated statements of income or operations, shareholders’ equity and cash flows statements required by Section 6.01(b) of the Credit Agreement for the fiscal quarter of Borrower, ended as of the above date, setting forth in comparative form the figures for the previous year. Such financial statements fairly present in all material respects the financial condition, results of operations, shareholders’ equity and cash flows of Borrower and its Subsidiaries in accordance with IFRS as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes, together with a customary management’s discussion and analysis of financial information.

2. The undersigned has reviewed and is familiar with the terms of the Credit Agreement and has made, or has caused to be made under his/her supervision, a review of the activities of Borrower during such fiscal period.

C-1

[select one:]

[To the knowledge of the undersigned, during such fiscal period, Borrower performed and observed each covenant and other agreement of the Loan Documents applicable to it, and no Default or Event of Default has occurred and is continuing.]

—or—

[The following covenants or conditions have not been performed or observed and the following is a list of each such Default or Event of Default and its nature and status: [List any Default or Event of Default and describe, if applicable, what action Borrower has taken or proposes to take with respect thereto]]

4. The financial covenant analyses and information set forth on Schedule 2 attached hereto are true and accurate in all material respects on and as of the date of this Certificate and have been calculated in accordance with the relevant definitions set forth in the Credit Agreement.

[select one:]

[The undersigned certifies that no Intellectual Property Collateral (as defined in the Security Agreement) has been acquired or filed by any Grantor since the last Compliance Certificate was delivered pursuant to Section 6.02(a) of the Credit Agreement.]

—or—

[The following Intellectual Property Collateral was acquired or filed by the Grantors since the last Compliance Certificate was delivered pursuant to Section 6.02(a) of the Credit Agreement. [List any such Intellectual Property Collateral]]

C-2

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of ___________________, __________.

ABSOLUTE SOFTWARE CORPORATION, as Borrower

By:
Name:
Title:

SCHEDULE 1

to the Compliance Certificate

(Financial Statements)

SCHEDULE 1A

to the Compliance Certificate

(Related Consolidating Financial Statements)

For the Quarter/Year ended                             (“Statement Date”)

[SCHEDULE 21]

to the Compliance Certificate

($ in 000’s)

I.	Total Net Leverage Ratio.

	A.	Consolidated EBITDA

1.  Consolidated Net Income: without duplication, the aggregate of the net income (or loss) of the Borrower Parties for such period, calculated on a consolidated basis in accordance with IFRS, provided that (without duplication):

$

(a) all net after-tax income, gain, loss, expense or charge attributable to the early extinguishment or cancellation of Indebtedness, Swap Contracts or other derivative instruments (including deferred financing costs written off and premiums paid) are excluded;

(b) all non-cash income, gains, losses, expenses or charges attributable to the movement in the mark-to-market valuation of Indebtedness, Swap Contracts or other derivative instruments are excluded;

(c) the net income for such period of any Person that is not a Subsidiary of the referent Person or that is accounted for by the equity method of accounting, is included only to the extent of the amount of dividends or distributions made in cash or Cash Equivalents to the referent Person or a Subsidiary thereof in respect of such period;

(d) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies is excluded;

(e) the effects of purchase accounting, fair value accounting or recapitalization accounting adjustments (including the effects of such adjustments pushed down to the referent Person and its Subsidiaries) resulting from the application of purchase accounting, fair value accounting or recapitalization accounting in relation to the Transactions or any acquisition consummated before or after the Closing Date, and the amortization, write-down or write-off of any amounts thereof, net of taxes are excluded;

1	The descriptions of the calculations set forth in this Certificate are qualified in their entirety by reference to the full text of the Credit Agreement.

(f) all non-cash impairment charges and asset write-ups, write-downs and write-offs, in each case pursuant to IFRS, and the amortization of intangibles arising from the application of IFRS are excluded;

(g) accruals and reserves for liabilities or expenses that are established or adjusted as a result of the Transactions within twelve (12) months after the Closing Date are excluded;

(h) all amortization and write-offs of deferred financing fees, debt issuance costs, commissions, fees and expenses, costs of surety bonds, charges owed with respect to letters of credit, bankers’ acceptances or similar facilities, and expensing of any bridge, commitment or other financing fees (including in connection with a transaction undertaken but not completed) are excluded;

(i) non-cash charges, gain or income relating to increases or decreases of deferred tax asset valuation allowances are excluded;

(j) cash dividends or returns of capital from Investments (such return of capital not reducing the ownership interest in the underlying Investment), in each case received during such period, to the extent not otherwise included in Consolidated Net Income for that period or any prior period subsequent to the Closing Date are included; and

(k) any non-cash interest expense and non-cash interest income, in each case to the extent there is no associated cash disbursement or receipt, as the case may be, before the Latest Maturity Date of any then outstanding Term Loan Tranche are excluded, plus

2.  without duplication, the sum of the following amounts for such period to the extent (other than with respect to clauses (xii)(B) and (xiii)(B)) deducted in the calculation of Consolidated Net Income for such period:

(i) any provision for taxes based on income, profits or capital, including federal, state, franchise, excise, property and similar taxes and foreign withholding taxes paid or accrued, and state taxes in lieu of business fees (including business license fees) and payroll taxes; plus

$

(ii) Consolidated Net Interest Expense; plus	$

(iii) expenses related to any stock-based compensation, share-based compensation or equity compensation provided that, the aggregate amount of any such cash expenses added back pursuant to this clause	$

shall not exceed $2,000,000 for any fiscal year (and any portion of such $2,000,000 amount which is not utilized in any fiscal year may be carried forward to any future year, without double counting); plus

(iv) any depreciation and amortization expense (including amortization in respect of any right-of-use asset arrangements); plus	$

(v) to the extent not otherwise included in Consolidated Net Income, Canadian scientific research and experimental development (SR&ED) tax credits received in cash during such period; plus	$

(vi) any transaction costs or fees and expenses in connection with (A) the Transactions, (B) any acquisition, investment or disposition, in each case not prohibited by the Credit Agreement (including non-recurring audit and purchase accounting expenses related thereto), (C) the issuance, resale or secondary offering of securities or any refinancing transaction or (D) any amendment, restatement or modification of the Credit Agreement and the other Loan Documents, in each case, whether or not consummated; plus

$

(vii) fees and expense incurred for the bona fide purpose of hedging the interest rate, commodity or foreign currency risks and bank fees associated with the Borrower’s or any of its Subsidiaries’ operations and not for speculative purpose; plus

$

(viii) (A) the effects of purchase accounting, fair value accounting, recapitalization accounting adjustments (including the effects of such adjustments pushed down to the Borrower Parties) or similar adjustments in connection with the Transactions or any acquisition or investment not prohibited under the Credit Agreement, and (B) any non-cash mark to market adjustments in respect of Earn-out Obligations incurred in connection with any acquisition or other Investment permitted by this Agreement; plus

$

(ix) any non-cash expenditure, charge or loss for such period (other than any non-cash expenditure, charge or loss relating to write-offs, write-downs or reserves with respect to accounts and Inventory); plus

$

(x)   cash losses or cash expenses (net of cash income or cash gains) from foreign currency transaction losses resulting from receivables, payables and other balances denominated in a currency other than dollars; plus

$

(xi) extraordinary, one time, or unusual non-recurring reasonable and documented charges and expenses (excluding, for the avoidance of doubt, loss of revenue); provided, that the aggregate amount of all such charges and expenses added back pursuant to this clause for any period, shall not exceed 15% of Consolidated EBITDA of the Borrower Parties for any Test Period (in each case, determined before giving effect to such add-backs and all other adjustments to Consolidated EBITDA of the Borrower Parties for such Test Period permitted under this Agreement); plus

$

(xii) expenses covered by indemnification, reimbursement, guaranty or provisions in any agreement with a third party and that are (A) actually reimbursed in cash during such period or (B) expected in good faith to be received in cash by Borrower or a Subsidiary within 180 days (with a deduction in the applicable future period for any amount so added back to the extent not received within such 180-day period); plus

$

(xiii) proceedsof business interruption insurance that are (A) actually received in cash during such period or (B) expected in good faith to be received in cash by Borrower or a Subsidiary within 180 days (with a deduction in the applicable future period for any amount so added back to the extent not received within such 180-day period); minus

$

2.1 Total	$

3.  without duplication, the sum of the following amounts for such period to the extent included in the calculation of such Consolidated Net Income for such period: (i) any credit for taxes based on income, profits or capital, including federal, state, franchise, excise, property and similar taxes and foreign withholding taxes and state taxes in lieu of business fees (including business license fees) and payroll tax credits, income tax credits (other than the Canadian scientific research and experimental development (SR&ED) tax credits to the extent received in cash); (ii) any gain or income from extraordinary, one time, or unusual non-recurring items; and (iii) any non-cash gain, excluding any non-cash

$

gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that were deducted (and not added back) in the calculation of Consolidated EBITDA for any prior period.

	4. Total Consolidated EBITDA[2]	$

B.	Consolidated Total Debt:

1.  The outstanding principal amount of Indebtedness of the Borrower Parties in an amount that would be reflected on a balance sheet, determined on a consolidated basis in accordance with IFRS (without giving effect to any election to value any Indebtedness or other liabilities at “fair value”), consisting only of (i) Indebtedness for borrowed money (including, for the avoidance of doubt, the outstanding principal balance of the Term Loans), (ii) Capitalized Lease Obligations and purchase money Indebtedness, (iii) obligations represented by notes, bonds, debentures, loan agreements and similar instruments, (iv) unreimbursed letters of credit and bank guarantees to the extent drawn (except to the extent cash collateralized), (v) seller notes and similar instruments and deferred purchase price obligations, including Earn-out Obligations, holdbacks and similar instruments (in the case of Earn-out Obligations, to the extent included as a liability on the balance sheet of the Borrower Parties), and (vi) guarantees of the foregoing clauses (i) through (v); provided, that Consolidated Total Debt will be calculated net of up to $[Redacted] of (a) unrestricted cash and Cash Equivalents of the Borrower and the Guarantors and (b) cash and Cash Equivalents of the Borrower and the Guarantors restricted under this Agreement, in each case, solely to the extent, such unrestricted cash and Cash Equivalents and restricted cash and Cash Equivalents are either (i) subject (on and after the date that is sixty (60) days following the Closing Date) to a control agreement in favor of the Administrative Agent in form and substance reasonably acceptable to the Administrative Agent or (ii) held in a deposit account in Canada that is subject to a perfected first priority Lien in favor of the Administrative Agent, provided that there are no other Liens on such account or the unrestricted cash and Cash Equivalents therein, other than Liens incurred in the ordinary course of business in favor of the applicable deposit bank for cash management services (but excluding, for the

$

[2]

Notwithstanding the foregoing, the Consolidated EBITDA of the Borrower Parties for the fiscal quarters ended June 30, 2020, September 30, 2020, December 31, 2020 and March 31, 2021 shall be deemed to be $$12,835,000, $12,411,000, $12,368,000 and $12,453,000, respectively; provided that the foregoing amounts may be adjusted, without duplication of any amounts included therein, pursuant to calculations made on a Pro Forma Basis, as set forth in this Agreement with respect to Specified Transactions occurring following the Closing Date.

avoidance of doubt, Liens securing obligations related to credit cards, lines of credit, letters of credit or Indebtedness.

C.	Total Net Leverage Ratio:	: 1.00

	Consolidated Total Debt of the Borrower Parties (line I.B.1).	$

Divided by

Consolidated EBITDA of the Borrower Parties for the four fiscal quarter period most recently then ended for which financial statements have been delivered pursuant to Section 6.01(a) or (b) of the Credit Agreement, as applicable (line I.A.4).

$

[III. Excess Cash Flow][3]	$

(a) the sum, without duplication (in each case for the Borrower Parties on a consolidated basis), of:

(i) Consolidated Net Income of the Borrower Parties for such Excess Cash Flow Period, plus

(ii) all non-cash charges, losses and expenses (including, without limitation, taxes and where, for the avoidance of doubt, all operating lease expense included in Consolidated Net Income will be treated as an expense deducted from Consolidated Net Income regardless of its classification) of such Person or any of its Subsidiaries that were deducted in calculating such Consolidated Net Income (provided, in each case, that if any non-cash charge represents an accrual or reserve for cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Excess Cash Flow in such future period); plus

(iii) an amount equal to the sum of (A) the decrease in Working Capital of such Person during such period (measured as the excess, if any, of Working Capital at the beginning of such Excess Cash Flow Period minus Working Capital at the end of such Excess Cash Flow Period), if any, plus (B) the decrease in long-term accounts receivable of such Person and its Subsidiaries, if any (other than any such decreases contemplated by clauses (A) and (B) of this clause (iii) that are directly attributable to dispositions of a Person or business unit by the Borrower and its Subsidiaries during such period); minus

[3]	To be included to the extent delivered with respect to the financial statements.

(b) the sum, without duplication (in each case, for the Borrower Parties on a consolidated basis and without duplication of amounts already deducted in the computation of Consolidated Net Income), of:

(i) except to the extent funded with the proceeds of the issuance or the Incurrence of long term Indebtedness (other than, for the avoidance of doubt, proceeds of revolving loans), proceeds from the issuance or sale of Equity Interests of the Borrower or proceeds of Casualty Events or non-ordinary course asset sales:

(A) the amount of all repayments, prepayments, repurchases, redemptions and other cash payments made with respect to the principal of any Indebtedness (including principal representing capitalized interest) or the principal component of any Capitalized Lease Obligations of such Person or any of its Subsidiaries during such period (excluding voluntary and mandatory prepayments of Term Loans, but including all premium, make-whole or penalty payments paid in cash (to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income and such payments are not otherwise prohibited under this Agreement) and all repayments with respect to revolving Indebtedness to the extent accompanied by a corresponding reduction in commitments); provided that, with respect to any mandatory prepayment of Indebtedness (other than, for the avoidance of doubt, Term Loans), such prepayments shall only be deducted pursuant to this clause (i) to the extent not deducted in the computation of net proceeds in respect of the asset disposition or condemnation giving rise thereto;

(B) cash payments made by such Person or any of its Subsidiaries during such period in respect of capital expenditures, acquisitions (including payments in respect of Earn-out Obligations and deferred purchase price payments) and Investments, in each case to the extent not prohibited by this Agreement; and

(C) cash payments that such Person or any of its Subsidiaries has committed to make or is required to make in respect of permitted acquisitions (including payments in respect of Earn-out Obligations and deferred purchase price payments) and permitted Investments within 180 days after the end of such period pursuant to binding obligations entered into prior to or during such period; provided that amounts described in this clause (C) will not reduce Excess Cash Flow in subsequent periods, and, to the extent not paid, will increase Excess Cash Flow in the subsequent period; minus

(ii) the cash amount of any Restricted Payments made by the Borrower Parties that are permitted to be made, and are made, pursuant to Section 7.05, minus

(iii) cash payments made by such Person or any of its Subsidiaries during such period in respect of Taxes of such Persons, to the extent such payments exceed the amount of tax expense deducted in calculating such Consolidated Net Income; minus

(iv) all cash payments and other cash expenditures made by such Person or any of its Subsidiaries (plus all cash income and cash gains) during such period (A) with respect to items that were excluded in the calculation of such Consolidated Net Income pursuant to clauses (a) through (k) of the definition of “Consolidated Net Income” or (B) that were not expensed during such period in accordance with IFRS; minus

(v) all non-cash credits included in calculating such Consolidated Net Income; minus

(vi) an amount equal to the sum of (A) the increase in the Working Capital of such Person during such period (measured as the excess, if any, of Working Capital at the end of such Excess Cash Flow Period minus Working Capital at the beginning of such Excess Cash Flow Period), if any, plus (B) the increase in long-term accounts receivable of such Person and its Subsidiaries, if any; minus

(vii) the amount of cash payments made in respect of (x) pensions and other postemployment benefits in such period and (y) except to the extent funded with the proceeds of the issuance or the Incurrence of long-term Indebtedness (other than, for the avoidance of doubt, proceeds of revolving loans), proceeds from the issuance or sale of Equity Interests of the Borrower or proceeds of Casualty Events or non-ordinary course asset sales, the purchase, retirement, redemption or other acquisition in such period for value of Equity Interests (including related stock appreciation rights or similar securities) held directly or indirectly by any future, present or former employee, officer, director, manager, consultant or independent contractor (or their estates, heirs, family members, spouses or former spouses or permitted transferees) pursuant to any equity incentive plan or stock option plan or any other management, employee benefit or similar plan or other agreement or arrangement or any stock subscription or shareholder or similar agreement or arrangement as permitted to be made, and are made, pursuant to Section 7.05, in each case to the extent not deducted in arriving at such Consolidated Net Income; minus

(viii) cash payments made by such Person or any of its Subsidiaries during such period in respect of items for which an accrual or reserve was established in a prior period, in each case to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income.

EXHIBIT D-1

FORM OF ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (this “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions for Assignment and Assumption set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions for Assignment and Assumption and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (the “Effective Date”) (i) all of the Assignor’s rights and obligations as a Lender under the Credit Agreement, the other Loan Documents and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including, without limitation, Guaranties included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, the other Loan Documents, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:

2.	Assignee:	[and is an
Affiliate/Approved Fund of [identify Lender]]

3.	Borrower:	ABSOLUTE SOFTWARE CORPORATION, a British Columbia, Canada corporation (“Borrower”) and the other Borrowers from time to time party thereto (together with Borrower, collectively, and jointly and severally, the “Borrower” and each, a “Borrower”)

4.	Administrative Agent:	BSP AGENCY, LLC, as the administrative agent under the Credit Agreement

5.	Credit Agreement:	The Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Borrower, each lender from time to time party thereto (collectively, the “Lenders” and

D-1-1

individually, a “Lender”) and BSP AGENCY, LLC, as Administrative Agent and Collateral Agent.

6.	Assigned Interest:

Facility Assigned	Aggregate Amount of Commitment/Loans for all Lenders	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans
Term Facility	$	$	%

7.	Trade Date:

Effective Date:		_______________________, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE
[NAME OF ASSIGNEE]

By:
Title:

D-1-2

[Consented to and Accepted:
BSP AGENCY, LLC, as Administrative Agent

By:
Name:
Title:][1]

[Consented to and Accepted:

ABSOLUTE SOFTWARE CORPORATION, as Borrower

By:
Name:
Title:][2]

[Acknowledged:

BSP AGENCY, LLC, as Administrative Agent

By:
Name:
Title:][3]

[1]	To be added unless the assignment is in respect of a Term Facility and to a Lender, an Affiliate of a Lender or an Approved Fund
[2]

To be added unless (1) an Event of Default has occurred and is continuing at the time of assignment or (2) such assignment is in respect of a Term Facility and is to a Lender, an Affiliate of a Lender or an Approved Fund.

[3]	To be added if acknowledgment by the Administrative Agent is required.

D-1-3

ANNEX 1 TO ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1. Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is not a “Defaulting Lender”, as such term is defined in the Credit Agreement; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it is not an Affiliate Lender, (iii) it meets all requirements of an Eligible Assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iv) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (v) it has received or has been accorded the opportunity to receive a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.01 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, (vi) it has delivered a true and complete Administrative Questionnaire substantially in the form of Exhibit D-2 to the Credit Agreement, (vii) attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee, (viii)(A) it is not a “Defaulting Lender”, as such term is defined in the Credit Agreement, (B) it is not a Subsidiary of a Defaulting Lender or (C) upon becoming a Lender under the Credit Agreement, will not constitute a Defaulting Lender or a Subsidiary of a Defaulting Lender, (ix) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire such Assigned Interest, is experienced in acquiring assets of such type and (x) appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and other Loan Documents as are delegated to or otherwise conferred upon the Administrative Agent, as the case may be, by the terms thereof, together with such powers as are reasonably incidental thereto; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

D-1-4

2. Payments. From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or other electronic means shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. THIS ASSIGNMENT AND ASSUMPTION SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

D-1-5

EXHIBIT D-2

[FORM OF] ADMINISTRATIVE QUESTIONNAIRE

[On file with the Administrative Agent]

D-3-1

EXHIBIT E

GUARANTY

[Attached]

EXHIBIT F-1

U.S. SECURITY AGREEMENT

[Attached]

EXHIBIT F-2

CANADIAN SECURITY AGREEMENT

[Attached]

EXHIBIT G

[FORM OF] SOLVENCY CERTIFICATE

[                ], 20[_]

To the Administrative Agent (as defined below) and each of the Lenders (as defined below) party to the Credit Agreement referred to below:

I, the undersigned [chief financial officer] [interim chief financial officer] [vice president of finance] [other senior officer with similar title] of ABSOLUTE SOFTWARE CORPORATION, a British Columbia, Canada corporation (“Borrower”), in that capacity only and not in my individual capacity (and without personal liability), do hereby certify as of the date hereof, on behalf of the Borrower and its Subsidiaries, and based upon facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such facts and circumstances after the date hereof), that:

This Solvency Certificate (this “Certificate”) is furnished to the Administrative Agent and the Lenders pursuant to Section 4.01(a)(vi) of the Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Borrower, the other Borrowers from time to time party thereto (together with Borrower, collectively, and jointly and severally, the “Borrower” and each, a “Borrower”), each lender from time to time party thereto (the “Lenders”) and BSP Agency, LLC, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent. Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Credit Agreement.

For purposes of this Certificate, the terms below shall have the following definitions.

“Fair Value”

The amount at which the assets (both tangible and intangible), in their entirety, of the Borrower and its Subsidiaries taken as a whole would be expected to change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(b) “Present Fair Salable Value”

The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Borrower and its Subsidiaries taken as a whole are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(c) “Liabilities”

The recorded liabilities (including contingent liabilities that would be recorded in accordance with IFRS) of the Borrower and its Subsidiaries taken as a whole, as of the date hereof after giving effect to the consummation of the Transactions, determined in accordance with IFRS consistently applied.

(d) “will be able to pay their Liabilities as they mature”

G-1

For the period from the date hereof through the Maturity Date, the Borrower and its Subsidiaries taken as a whole will have sufficient assets and cash flow to pay their Liabilities as those liabilities mature or (in the case of contingent Liabilities) otherwise become payable, in light of business conducted or anticipated to be conducted by the Borrower and its Subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

(e) “do not have Unreasonably Small Capital”

The Borrower and its Subsidiaries taken as a whole after consummation of the Transactions is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern for the period from the date hereof through the Maturity Date. I understand that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and I have reached my conclusion based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by the Borrower and its Subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

3. For purposes of this Certificate, I, or officers of the Borrower under my direction and supervision, have performed the following procedures as of and for the periods set forth below.

(a) I have reviewed the financial statements (including the pro forma financial statements) referred to in Section 5.05 of the Credit Agreement.

(b) I have knowledge of and have reviewed to my satisfaction the Credit Agreement.

(c) As chief financial officer of the Borrower, I am familiar with the financial condition of the Borrower and its Subsidiaries.

4. Based on and subject to the foregoing, I hereby certify on behalf of the Borrower that on the Closing Date, after giving effect to the consummation of the Transactions, it is my opinion that (i) the Fair Value of the assets of the Borrower and its Subsidiaries taken as a whole exceeds their Liabilities, (ii) the Present Fair Salable Value of the assets of the Borrower and its Subsidiaries taken as a whole exceeds their Liabilities; (iii) the Borrower and its Subsidiaries taken as a whole do not have Unreasonably Small Capital; and (iv) the Borrower and its Subsidiaries taken as a whole will be able to pay their Liabilities as they mature.

* * *

G-2

IN WITNESS WHEREOF, the undersigned has executed this Certificate in such undersigned’s capacity as chief financial officer of the Borrower, on behalf of the Borrower, and not individually, as of the date first stated above.

ABSOLUTE SOFTWARE CORPORATION, as Borrower

By:
Name:
Title:

EXHIBIT H

INTERCOMPANY SUBORDINATION AGREEMENT

[Attached]

H-4

EXHIBIT I-1

[FORM OF] U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to that certain Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Absolute Software Corporation, a British Columbia, Canada corporation (the “Borrower”), each lender from time to time party thereto (the “Lenders”) and BSP Agency, LLC, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent. Terms used herein and not otherwise defined shall have the meaning assigned thereto in the Credit Agreement.

Pursuant to the provisions of Section 3.01(g) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B)of the Code, (iv) it is not a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code, and (v) no payments in connection with any Loan Document are effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form). By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent in writing, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding each such payment (and from time to time upon the reasonable request of the Administrative Agent or the Borrower).

[NAME OF LENDER]

By:
Name:
Title:

Date: , 20[ ]

I-1-1

EXHIBIT I-2

[FORM OF] U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Participants That Are Not Partnerships For U.S. Federal Income Tax Purposes)

Reference is made to that certain Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Absolute Software Corporation, a British Columbia, Canada corporation (the “Borrower”), each lender from time to time party thereto (the “Lenders”) and BSP Agency, LLC, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent. Terms used herein and not otherwise defined shall have the meaning assigned thereto in the Credit Agreement.

Pursuant to the provisions of Section 3.01(g) of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, (iv) it is not a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code, and (v) no payments in connection with any Loan Document are effectively connected with the undersigned’s conduct of a U.S. trade or business.

The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form). By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding each such payment (and from time to time upon the reasonable request of the Administrative Agent or the Borrower).

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date: , 20[ ]

I-2-1

EXHIBIT I-3

[FORM OF] U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Participants That Are Partnerships or Pass-Through Entities For U.S. Federal Income Tax Purposes)

Reference is made to that certain Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Absolute Software Corporation, a British Columbia, Canada corporation (the “Borrower”), each lender from time to time party thereto (the “Lenders”) and BSP Agency, LLC, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent. Terms used herein and not otherwise defined shall have the meaning assigned thereto in the Credit Agreement.

Pursuant to the provisions of Section 3.01(g) of the Credit Agreement, the undersigned hereby certifies (with respect to its direct or indirect partners/members that are claiming the portfolio interest exemption) that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect to such participation, neither the undersigned nor any of its direct or indirect partners/members is a “bank” extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, (v) none of its direct or indirect partners/members is a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code, and (vi) no payments in connection with any Loan Document are effectively connected with the undersigned’s or its direct or indirect partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished its participating Lender with IRS Form W-8IMY (or any successor form) accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form) or (ii) an IRS Form W-8IMY (or any successor form) accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form), as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding each such payment (and from time to time upon the reasonable request of the Administrative Agent or the Borrower).

[NAME OF PARTICIPANT]

By:
Name:
Title:

Date: , 20[ ]

I-3-1

EXHIBIT I-4

[FORM OF] U.S. TAX COMPLIANCE CERTIFICATE

(For Non-U.S. Lenders That Are Partnerships or Pass-Through Entities For U.S. Federal Income Tax Purposes)

Reference is made to that certain Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Absolute Software Corporation, a British Columbia, Canada corporation (the “Borrower”), each lender from time to time party thereto (the “Lenders”) and BSP Agency, LLC, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent.

Pursuant to the provisions of Section 3.01(g) of the Credit Agreement, the undersigned hereby certifies (with respect to its direct or indirect partners/members that are claiming the portfolio interest exemption) that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a “bank” extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, (v) none of its direct or indirect partners/members is a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code, and (vi) no payments in connection with any Loan Document are effectively connected with the undersigned’s or its direct or indirect partners/members’ conduct of a U.S. trade or business.

The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W-8IMY (or any successor form) accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form) or (ii) an IRS Form W-8IMY (or any successor form) accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E (or any successor form), as applicable, from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent in writing, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding each such payment (and from time to time upon the reasonable request of the Administrative Agent or the Borrower).

[NAME OF LENDER]

By:
Name:
Title:

Date: , 20[ ]

I-4-1

EXHIBIT J

[FORM OF] PREPAYMENT NOTICE

LOAN PREPAYMENT NOTICE

Date: _______, ____

To:	BSP Agency, LLC, as Administrative Agent

9 West 57th Street

New York, New York 10019 Attention: King Jang

Email: k.jang@benefitstreetpartners.com

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of July 1, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Absolute Software Corporation, a British Columbia, Canada corporation (the “Borrower”), each lender from time to time party thereto (the “Lenders”) and BSP Agency, LLC, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent. Terms used herein and not otherwise defined shall have the meaning assigned thereto in the Credit Agreement.

This Prepayment Notice is delivered to you pursuant to Section 2.05(a)(i) of the Credit Agreement. The Borrower hereby gives notice of a prepayment of Loans as follows:

1.	☐ Term Loans

2.	(select Type(s) of Loans)

☐ [Base Rate Loans] in the aggregate principal amount of $________.

☐ [Eurodollar Rate Loans] with an Interest Period ending ______, 20__ in the aggregate principal amount of $_______________.

3.	On __________, 20__ (a Business Day).

[Signature Page Follows]

ABSOLUTE SOFTWARE CORPORATION, as Borrower

By:
Name:
Title: